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06012690

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sandvik

*CURRENT ADDRESS

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APR 21 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1463 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/20/06

82-1463

Sandvik

Annual Report 2005

AR/S
12-31-05

This document is in all respects a translation of the Swedish original Annual Report.
In the event of any differences between this translation and the Swedish original, the latter shall prevail.


SEC MAIL
RECEIVED
PROCESSING
APR 18 2006
WASH. D.C.
209
SECTION

Sandvik

Annual Report 2005

Sandvik Aktiebolag; (publ) Corporate registration number 556000-3468

Contents

Major market successes – investments in increased customer value

- Strong organic growth, +14%
- Profit after financial items, +28%
- Earnings per share, SEK 24.70, +28%
- Proposal for dividend of SEK 13.50 and 5:1 share split

The year 2005 was highly successful for Sandvik, with increased market shares. Revenue amounted to SEK 63 billion and profit after financial items rose to SEK 8.8 billion and, accordingly, exceeded the result of the preceding year, which was then the highest in Sandvik's history. As a result, the Group exceeded the financial goals for volume growth, earnings and profitability. A strong contributing factor to this positive performance is the ability to create value for customers, which is the central element of Sandvik's business concept.

The global industrial economy was favorable, with high activity, solid demand in all markets except the EU. As a result of the strong growth in Asia and Australia, the share of the Group's revenue from this market area increased to 23%. NAFTA accounted for 20%, and, despite a lower growth, Europe remained the largest market area with 45%.

Within **Sandvik Tooling**, demand was strong from the engineering, oil/gas, aerospace and heavy vehicle industries. Differentiated brand strategy, a large number of new product introductions, and integrated production and logistics are cornerstones in the business area's successful development. High demand for base and precious metals as well as coal resulted in sharply increased order intake for machinery, tools and service within **Sandvik Mining and Construction**. During the year, the business area established a new strategy involving stronger customer focus. Automation and mechanization increased considerably in the mining industry. The business situation within **Sandvik Materials Technology** was strong for products to investment-related customer segments such as the oil/gas, process and aerospace industries. The business area, among other things, received a major order for production tubing to the oil/gas industry in the Middle East. The ongoing program of change to increase profitability developed according to plan.

IMPROVED PRODUCTIVITY CREATES CUSTOMER VALUE

The globalization of the world economy results in increased competition and price and cost pressures that companies worldwide must offset through improved productivity. Sandvik's offering of products, service and support contributes to increasing the customers' productivity, efficiency and competitiveness.

R&D CREATES CUSTOMER VALUE

A fundamental condition for Sandvik's ability to create customer value is our dedicated investment in research and development. A measure of the Group's innovative capacity is that we currently have more than 4,400 active patents and we are our industry's most successful company with regard to the number of patents granted, both in Europe and the US.

GLOBAL PRESENCE CREATES CUSTOMER VALUE

Through our network of own sales personnel and representatives, Sandvik has a global presence that provides a unique opportunity to work close to customers worldwide. This means that we can always be available with the service and support to ensure that customers gain maximum benefit from our products. An efficient logistics system makes us a reliable partner in slimmed production systems.

In cooperation with our customers, we document how Sandvik's offering contributes to improving the customers' productivity and, consequently, what value we are creating for them. This process forms the foundation for Sandvik's ability to convert the customer value we deliver into increased growth and, jointly with the customer, to identify new possibilities for improvement.

INTERNAL PRODUCTIVITY CREATES CUSTOMER VALUE

Sandvik is working purposefully with improving its own processes and operations. Annually, we invest about SEK 3 billion in new machinery and plants. In addition to increased capacity, the investments also improve quality, cut lead times, reduce costs and increase productivity. Increased capital efficiency has been a prioritized area in recent years, which fundamentally involves a new way to work. Reducing tied-up capital in inventories, accounts receivable and fixed assets is an important driving force for profitable growth. During the year, working capital (net) was reduced to 27% of invoiced sales and since year-end 2001 about SEK 4 billion has been released. Reduced lead times in production and administrative processes and more efficient purchasing increases both flexibility and quality while at the same time service to the customer is improved.

LEADERSHIP AND EMPLOYEES CREATE CUSTOMER VALUE

An important task is to recruit and develop employees and leaders. To capitalize on the know-how and experience and in order to consider new requirements within the Group in the best possible manner, work is under way to establish global, standardized and coordinated processes within the HR area. This is needed to ensure that the right person, with the right expertise is available at the right time for the needs that arise.

Sandvik has more than 39,000 employees. This places major demands on having distinct values and rules for how we act. Sandvik's Code of Conduct is part of the Group's management system The Power of Sandvik. Training in the Group's core values – Open Mind, Fair Play and Team Spirit – is conducted continuously and contributes to improving business opportunities, the Group's identity and customer value.

CUSTOMER VALUE CREATES FINANCIAL STRENGTH

The Group's financial goals were exceeded in 2005 and organic growth has now averaged 4% annually since 1996. As a result of increased sales and improved earnings combined with higher capital efficiency, return on capital employed amounted to 23.7% in 2005. Cash-flow was strong and the Group's ability to invest in existing operations and to acquire complementary operations is very good.

CUSTOMER VALUE CREATES VALUE FOR SHAREHOLDERS

The Sandvik share shall be an attractive investment. The Group's strong earnings trend and solid financial position ensure continued investments as well as an aggressive dividend policy. The goal is that the dividend should be 50% of earnings per share and combined with the price performance generate higher value growth than the average for the industry. The total payout in the form of dividend and value growth of the Sandvik share during the past ten years amounts to an average of 16.8% annually. In addition, a share redemption to improve the capital structure was implemented during 2005 that provided a value of about SEK 4 billion to the shareholders. In conjunction with the redemption, 16.5 million shares were cancelled which had been previously reaquired for SEK 3.9 billion. The proposed dividend for 2005 is an increase of SEK 2.50 to SEK 13.50 per share.

The ongoing globalization provides competitive advantages for Sandvik. The Group has world-leading operations, global and efficient manufacturing processes and a broad international presence with a strong market and sales organization worldwide. Through a strong investment in research and development that generates new products and services, we continuously enhance our ability to increase our customers' competitiveness. A basic condition for customer value and profitable growth is technical and commercial leadership. Sandvik has that.

Sandviken, February 2006



Lars Pettersson
President and CEO

This is Sandvik

THE WORLD AS OUR MARKET

Sandvik is a global industrial group with sales of more than SEK 63 billion and representation in 130 countries. We have a presence close to the customer. This enables us to understand and meet customer demands in a proper manner. Our goal is fast deliveries of products in which quality is of world class. We are a global company, but act as a local partner.

PRODUCTIVITY AS DRIVING FORCE

Companies worldwide need to increase productivity and profitability continuously. We make it possible. The Group's business is based on detailed knowledge of customer processes. Sandvik offers products and solutions with a high technology content that provide customers clear added value.

A LIVING BUSINESS PHILOSOPHY FOR MORE THAN 140 YEARS

Göran Fredrik Göransson established Sandvik in 1862. One of the fundamental ideas was to work close to customers as an innovative partner. This business philosophy has always been and remains the guiding principle for Sandvik's activities.

THREE BUSINESS AREAS

Sandvik Tooling specializes in tools for metal cutting. Sandvik Mining and Construction focuses on machines, tools and service for the mining and construction industries. Sandvik Materials Technology's specialty is high-added-value products and system solutions based on advanced metals and ceramic materials. Sandvik holds a market-leading position in all these areas.

GUIDED BY CORE VALUES

Sandvik has a strong company culture. The Group's 39,600 employees have different backgrounds, speak different languages, live in different cultures and have varying ethnic backgrounds. However, they all share a common approach based on Sandvik's three core values – Open Mind, Fair Play and Team Spirit.

A DISTINCT STRATEGY

Sandvik's strong position is based on a strategy that entails interaction between several strength factors. Global leadership. Goal-oriented R&D. Focusing on niches. Partnership with customers. Strong brands. It is a strategy for profitable growth.

EXTENSIVE RESEARCH AND DEVELOPMENT

Advanced research and development in selected areas is an important base for Sandvik's development. In 2005, more than SEK 2 billion was invested in R&D, and more than 2,000 employees worked in this area. Sandvik currently holds more than 4,400 patents to protect the company's technical innovations.

The Sandvik share

SHARE PRICE DEVELOPMENT

Sandvik's total market capitalization at year-end 2005 was SEK 88 billion (71), and the share price at year-end was SEK 370.00 (268.00). In terms of value, the Group was the 12th (10th) largest company on the Stockholm Stock Exchange. Sandvik's market capitalization increased 24% during the year, after an increase of 8% during 2004. During 2005, the MSCI Europe Machinery Index increased 47% and the Stockholm Stock Exchange All-Share Index increased 33%.

During the most recent 10-year period, the Sandvik share price, including reinvested dividend, rose an average of 17% annually. The comparable increase for the All-Share Index was 7%.

The Sandvik share ranked 9th (9th) among the most actively traded shares on the Stockholm Stock Exchange during 2005. In total, 385 million (399) shares were traded. The turnover was 158% (159).

LISTINGS

Sandvik has been listed on the Stockholm Stock Exchange since 1901. The total number of shares at year-end was 237,257,435 and the number of shareholders was 55,966. The Sandvik share can also be traded in the US in the form of ADRs (American Depositary Receipts). The number of outstanding ADRs was 1,884,530 at year-end 2005.

DIVIDEND POLICY

The principal financial objective of the Sandvik Group is to generate attractive capital return and value growth for those who invest in the Sandvik share. The goal is that the dividend and value growth shall exceed the engineering industry's average and that shareholders shall receive a dividend of at least 50% of the earnings per share.

With the proposed dividend (SEK 13.50 per share), the increase in dividends has averaged 8% annually from and including 1995. The dividend comprises 55% of earnings per share in 2005. The average payout ratio during the past 10 years is 68%. Earnings per share was SEK 24.70 in 2005.

REDEMPTION OF SHARES

Sandvik's annual meeting of shareholders on

SANDVIK'S CAPITALIZATION AND SHARE PRICE


SEK
Capitalization, SEK billion
400
350
300
250
200
150
100
50
0
100
75
50
25
0
1990 91 92 93 94 95 96 97 98 99 2000 01 02 03 04 05*
Share price
Capitalization
Source: EcoWin

* A redemption program totalling SEK 4 billion was effected during 2005

SANDVIK AND THE STOCKHOLM STOCK EXCHANGE


SEK
Number
400
350
300
250
200
150
100
50
0
80 000
60 000
40 000
20 000
0
2000 2001 2002 2003 2004 2005 2006
SANDVIK
STOCKHOLM STOCK EXCHANGE ALL-SHARE
NUMBER OF TRADED SANDVIK SHARES ('000) PER MONTH
Source: EcoWin

SANDVIK AND MSCI EUROPE MACHINERY INDEX


SEK
400
350
300
250
200
150
100
50
0
2000 2001 2002 2003 2004 2005 2006

of shares, with rights to the shareholders in Sandvik to redeem shares in the company for a cash payment of SEK 405 per share. Acceptance of the redemption offer exceeded 99% and a total of 9,787,361 shares were submitted for redemption at a value of about SEK 4 billion.

An extra meeting of shareholders on 28 June 2005 decided to redeem the aforementioned 9,787,361 shares and to cancel 16,522,000 earlier repurchased shares. The decision was registered in July. After registration and payment in the beginning of July, the effects were the following:

- Sandvik AB's share capital was reduced by SEK 157,856,166 and amounts to SEK 1,423,544,610.
- The number of shares was reduced by 26,309,361.
- Sandvik AB's statutory reserve increased by SEK 256,988,166.
- Sandvik AB's distributable equity declined by SEK 4,063,013,205.
- Earnings per share increased by about 3% as an effect of the above.

SHAREHOLDER STRUCTURE IN SANDVIK AB 31 DECEMBER 2005


Robur Funds, 2.6%
SEB Funds, 1.6%
AMF Pension Insurance, 3.8%
Nordea Funds, 1.5%
SHB Pension Foundation, 3.8%
Owners outside Sweden, 39.3%
AB Industrivärden, 11.0%
Swedish private persons, 9.2%
Other Swedish institutions, 27.2%

AVERAGE NUMBER OF SANDVIK SHARES TRADED DAILY ON THE STOCKHOLM STOCK EXCHANGE ('000)


462
479
785
788
816
1 241
1 380
1 618
1 576
1 522
96
97
98
99
00
01
02
03
04
05

EARNINGS PER SHARE AND DIVIDEND PAID, SEK


6.50
7.00
7.00
8.00
9.00
9.50
10.00
10.50
11.00
13.50*
11.20
10.15
8.10
14.00
14.20
14.40
13.70
11.20
19.25
24.70

SHAREHOLDERS

The ten largest shareholders hold about 45% of the total number of shares. At 2005 year-end, 39% (38) of the shares were held by shareholders outside Sweden.

The ten largest shareholders in Sandvik at year-end 2005 were:

Ownership group	Holding (%)
AB Industrivärden	11.0
JP Morgan Chase Bank*	10.9
State Street Bank and Trust Co, W9*	6.1
SHB Pension Foundation	3.8
AMF Pension Insurance	3.8
Robur Funds	2.6
SHB Funds	2.2
SEB Funds	1.6
Nordea Funds	1.5
Northern Trust Company, W9	1.2

* *nominee-registered shares*

INDEX

The Sandvik share is included in the following indexes among others: Stockholm Stock Exchange All-Share, OMX, Afv General Index, Findata Yield Index, MSCI World Machinery, MSCI Europe Machinery, FTSE Eurotop 300, FTSE Eurotop 100, DJ Stoxx, S&P Euro Plus 200, Alfred Berg Nordic, and Enskilda Engineering index.

RESEARCH

The following companies published research reports on Sandvik during 2005: ABG Sundal Collier, ABN Amro, Bear Sterns, BHF Bank, Carnegie , Cheuvreux, Citigroup, Commerzbank, CSFB, Deutsche Bank, Dresdner Kleinworth Wasserstein, Enskilda Securities, Evli, Fischer Partners, Goldman Sachs, Handelsbanken Markets, JP Morgan, Kaupthing, Lehman Brothers, Merrill Lynch, Morgan Stanley Equity Research,

Group summary review

Sandvik Group	2005	2004	Change %
Order intake, SEK M	66 186	56 500	+17
Invoiced sales, SEK M	63 370	54 610	+16
Profit after financial items, SEK M	8 819	6 877	+28

Order intake in 2005 rose to SEK 66,186 M (56,500), up 17% in value and up 15% for comparable units, excluding currency effects. The Sandvik Group's invoiced sales reached SEK 63,370 M (54,610), up 16% in value and up 14% for comparable units, excluding currency effects. Markets outside Sweden accounted for 95% (95) of sales.

Consolidated profit after financial income and expenses totaled SEK 8,819 M (6,877). Earnings per share amounted to SEK 24.70 (19.25). Return on capital employed was 23.7% (20.5).

The Board of Directors proposes a dividend of SEK 13.50 (11.00), corresponding to 55% (57) of earnings per share and representing an increase of 23% from a year earlier.

FUTURE PROSPECTS

During 2005, the Sandvik Group developed strongly in a positive business climate. The present globalization offers competitive edge to Sandvik. The Group has world leading business operations, global and effective manufacturing processes, and an internationally broad presence with a strong marketing and sales organization. By strong efforts in research and development which generate new products and services, Sandvik meets the increased demand. As a result of Sandvik's strong market position combined with implemented improvement measures, the Group is well positioned for continued profitable growth.

GOALS FOR THE GROUP

In August 2000, overall Group goals over a business cycle were established. The goals state that the annual organic sales growth shall average 6%. Company acquisitions are in addition. The annual return on capital employed shall average 20% and the debt/equity ratio shall be 0.7.

FULFILMENT OF GOALS

Since 1996, the Group has posted an average organic growth of 4% per year and a return on capital employed of 18%. In addition, the annual growth through acquisitions adjusted for divestments has averaged 4%.

During 2005, organic growth was 14% and return on capital employed reached 23.7%. At 2005 year-end, the debt/equity ratio was 0.7. During the year, the annual meeting of shareholders decided to implement a redemption program with rights for the Sandvik shareholders to redeem shares for cash. Through such redemption, the capital structure of the Group was improved and at the same time shareholders' values increased. Acceptance of the redemption offer exceeded 99%.

DEVELOPMENT OVER THE LAST FIVE YEARS


INVOICED SALES, SEK M
48 900
48 700
48 810
54 610
63 370
01 02 03 04 05
PROFIT AFTER FINANCIAL ITEMS, SEK M
in % of invoiced sales
11.5
10.4
8.6
12.6
13.9
5 606
5 063
4 187
6 877
8 819
01 02 03 04 05
RETURN ON CAPITAL EMPLOYED, %
17.4
15.4
13.4
20.5
23.7
01 02 03 04 05
RETURN ON EQUITY, %
15.5
14.9
12.8
21.7
27.4
01 02 03 04 05
CAPITAL EXPENDITURE, SEK M
2 627
2 357
3 153
2 967
3 665
01 02 03 04 05

Earnings, returns and financial position

EARNINGS AND RETURNS

Operating profit amounted to SEK 9,532 M (7,578), up 26% compared with the preceding year, then bearing in mind that the 2004 operating profit included a gain of SEK 153 M on the divestment of the Walter Machinery Division.

Higher sales and production volumes as well as the positive impact of rationalization efforts had a positive effect on earnings. Changes in foreign exchange rates compared to 2004 also positively affected the operating profit by about SEK 135 M.

Allocations to the profit-sharing plan for employees in wholly owned Swedish companies totaled SEK 150 M (150).

The net financing cost was SEK 713 M (701). The poorer outcome, compared with the preceding year, was mainly caused by additional borrowings as a consequence of the redemption program, and higher interest rates. The measurement of derivative financial instruments at fair value improved net financial items by about SEK 171 M. Profit after financial income and expenses reached SEK 8,819 M (6,877).

Income tax expense was SEK 2,427 M (1,766) or 28% (26) of profit before taxes. In 2004, the tax rate was positively affected by the revaluation of earlier not recognized unused tax losses.

Net profit for the year attributable to the equity holders of the Parent Company was SEK 6,021 M (4,846). Earnings per share amounted to SEK 24.70 (19.25).

Return on capital employed was 23.7% (20.5) and the return on equity was 27.4% (21.7).

Earnings and returns

	2005	2004
Operating profit, SEK M	9 532	7 578
as a percentage of invoiced sales, %	15	14
Profit after financial income and expenses, SEK M	8 819	6 877
as a percentage of invoiced sales, %	14	13
Return on capital employed, %	23.7	20.5
Return on equity, %	27.4	21.7
Basic earnings per share, SEK	24.70	19.25
Diluted earnings per share, SEK	24.55	18.85

Definitions, page 56.

Quarterly trend of profit after net financial items

		Invoiced sales SEK M	Profit after financial items SEK M	Net margin %
2004	1st Quarter	12 680	1 510	12
	2nd Quarter	13 980	1 766	13
	3rd Quarter	13 570	1 693	12 *
	4th Quarter	14 380	1 908	13
2005	1st Quarter	14 194	1 892	13
	2nd Quarter	16 150	2 235	14
	3rd Quarter	15 554	2 126	14
	4th Quarter	17 473	2 566	15

* Including gain on divestment of Walter Machine Division, SEK 153 M.

Financial position

	2005	2004
Cash-flow from operating activities, SEK M	7 266	5 322
Cash-flow after investments, acquisitions and divestments, SEK M	3 582	2 709
Cash and cash equivalents, 31 December, SEK M	1 559	1 720
Net debt, 31 December, SEK M	16 653	12 488
Net financial items, SEK M	-713	-701
Equity ratio, %	41	46
Net debt/equity ratio, times	0.7	0.5
Equity, 31 December, SEK M	24 507	23 551
Equity per share, 31 December, SEK	99.00	91.40

Definitions, page 56.

FINANCIAL POSITION

Cash-flow from operating activities amounted to SEK 7,266 M (5,322). Cash-flow after investments, acquisitions and divestments was SEK 3,582 M (2,709). Cash and cash equivalents amounted to SEK 1,559 M (1,720). Interest-bearing provisions and liabilities less liquid funds yielded a net debt of SEK 16,653 M (12,488). Net debt increased by SEK 3,964 M as a result of the redemption program.

Sandvik has a credit facility of EUR 1,000 M expiring in 2009. This facility, which is the Group's primary liquidity reserve, was unutilized at the end of the year. Under the Swedish bond program of SEK 5,471 M, bonds in the amount of SEK 3,861 M are outstanding. During 2005, bonds in a total amount of USD 300 M maturing over 12 and 15 years were issued in a private placement in the US.

The international credit-rating institute Standard & Poors has an A+ credit rating for Sandvik's long-term borrowings, and A-1 for short-term borrowings.

WORKING CAPITAL

During the year, extensive work was carried out internally to improve capital efficiency resulting in a reduction of the amount of capital tied up relative to invoiced sales.

Working capital at the end of the year amounted to SEK 19,623 M (16,637), which was 27% (29) relative to invoiced sales.

The carrying value of inventories at the end of the year was SEK 16,440 M (13,459), or 23% (23) relative to invoiced sales.

Trade accounts receivable at year-end totaled SEK 11,777 M (9,939), which was 16% (17) relative to invoiced sales.

EQUITY

Equity at year-end amounted to SEK 24,507 M (23,551), or SEK 99.00 (91.40) per share. The equity ratio was 41% (46).

CAPITAL EXPENDITURE

	2005	2004
Investments in property, plant and equipment, SEK M	3 665	2 967
as a percentage of invoiced sales, %	5.8	5.4

Of these investments, SEK 485 M (234) pertained to Sandvik Mining and Construction's fleet of rental machines.

The purchase consideration for company acquisitions during the year was SEK 285 M (311). Proceeds from the sale of companies and shares amounted to SEK 31 M (468).

Investments in internally generated intangible assets amounted to SEK 275 M (297).

REDEMPTION AND CANCELLATION OF SHARES

On 3 May 2005, the annual meeting of shareholders resolved to implement a redemption of shares with rights to the Sandvik shareholders to redeem shares in the company for a cash payment of SEK 405 per share. The offer was based on the Company's strong earnings trend, cash-flow and financial position. The redemption of shares improved the capital structure of the Group and, at the same time, shareholders' value was increased. During the application period, applications for the redemption of totally 9,787,361 Sandvik shares were made corresponding to a value of approximately SEK 4 billion. Acceptance of the redemption offer exceeded 99%.

On 28 June 2005, an extra meeting of shareholders resolved to redeem 9,787,361 shares and, additionally, to cancel 16,522,000 earlier acquired treasury shares. Upon registration of the decision, and after the disbursement of funds in early July, the effect was that the Company's share capital was reduced by SEK 157,856,166 and, thereafter, amounts to SEK 1,423,544,610. The number of issued shares is 237,257,435. Sandvik AB's legal reserve was increased by SEK 256,988,166. Sandvik AB's distributable equity was reduced by SEK 4,063,013,205. The Group's interest-bearing liabilities increased by SEK 3,963,881,205. As a result of the redemption program, earnings per share – as from the 4th quarter 2005 when the full effects were reached – increased by 3%.

SHARE SPLIT

As a consequence of the strong development of the price of the Sandvik share over the last few years, the trading of whole lots of shares has obstructed trading of shares by shareholders with lesser holdings. The Board of Directors, therefore, proposes a 5:1 share split. It is expected that the split can be completed during the month of June 2006.

PARENT COMPANY AND SUBSIDIARIES OPERATING ON COMMISSION FOR SANDVIK AB

The Parent Company's revenue amounted to SEK 15,242 M (12,984) and operating profit was SEK 433 M (859). Interest-bearing liabilities and provisions less liquid funds and interest-bearing assets at 31 December 2005 amounted to SEK 8,266 M (3,005). Capital expenditure during the year amounted to SEK 715 M (836).

The Parent Company's total assets increased by SEK 15,856 M (from SEK 22,286 M to SEK 38,142 M). The increase in total assets is related to an internal reorganization of the ownership and handling of patents and trademarks. A newly formed company, Sandvik Intellectual Property AB, has acquired the Group's Swedish owned patents and trademarks at market value. This acquisition was financed by Sandvik AB by way of a capital contribution and lending. These measures increased the Parent Company's total assets by SEK 18,100 M. The asset transfer resulted in the recognition of a significant tax free intragroup profit by one subsidiary. The Parent Company during 2005 received a dividend of SEK 3,300 M and will over the next few years receive additional dividends of about SEK 14,950 M arising from this transaction.

The number of employees in the Parent Company and the subsidiaries operating on commission for Sandvik AB at 31 December 2005 was 7,308 (7,239).

Other than in Sweden, the Parent Company's operations are conducted in a number of countries, mainly through representative offices.

Market conditions

The global economic upturn continued to be positive during 2005 although the growth rate declined compared to 2004. The very strong growth rate in Asia, Africa and Russia continued, while the growth rate in the OECD countries weakened. Industrial production in the OECD countries rose by 2% during the year.

Industrial growth in the US was 4%, slightly down from 2004. Growth was strongest during the first quarter but then stabilized at the new, higher level. Growth rate in the two large economies Brazil and Mexico declined during the year to 2 – 4%.

The EU member countries exhibited a weak industrial growth of 1% during 2005. The new member countries continued to exhibit a stronger growth rate than the Western European industrial countries. Germany reported a growth of 3% as a result of strong export demand from North America and Asia. Industrial production in France and the UK was level while production in Italy declined.

Asia was the part of the world that during 2005 posted the strongest industrial growth. The strong growth thus continued in among others China, India, and Taiwan. China reported strong industrial growth throughout the year reaching 16%. India continued to develop well and posted an industrial growth of 9%, in line with the 2004 level.

HIGH DEMAND IN THE MARKETS OF SANDVIK'S CUSTOMERS

Demand in the general engineering industry, the oil/gas and aerospace industries as well as the heavy vehicles industry was strong during the year, in particular in Eastern Europe, NAFTA, and Asia. Activity in the automotive car industry was favorable in Eastern Europe, in some EU countries and in Asia, while it was weak in the US. In China, vehicle manufacturing grew by 10 % during 2005. Demand in the aerospace industry increased also in Europe.

Growth in the mining industry was strong during the year, in particular in South America and Africa. The activity level was also very high in Asia, Australia and NAFTA. Prices continued to be favourable, both for base and precious metals. The strong demand for metals in China in the construction and general engineering industries was a decisive factor for the strong development in prices for base metals. The construction industry developed positively during 2005. Development in North America and Asia was strong while it was weaker in Europe. In China, the development of the construction industry continued to be very positive.

Market conditions continued to be favourable for specialized products to investment-related customer segments such as the oil/gas, processing, and aerospace industries.

Order intake and sales

Sandvik experienced a positive development in demand in all of its market areas during 2005. Sandvik's growth within the EU was mixed, with high activity in, inter alia, Germany, and a weak development in Southern Europe. Demand in Eastern Europe was strong. Order intake in NAFTA was strong as a consequence of the high industrial activity in the US. The business climate in South America was favorable during the year and order intake grew well. The strong demand in Australia was linked to the high activity in the mining industry. Demand was strong also in Africa as a consequence of the favorable investment climate in the mining industry. Demand in Asia/Australia rose from an already high level, particulary in China, India, other parts of South East Asia, and Australia. The market area Asia/Australia posted 23% of the Group's total order intake.

SANDVIK TOOLING

Sandvik Tooling's order intake increased during the year with growth posted in all regions except Africa and the Middle East. South America and Asia exhibited the strongest growth. Demand rose in all customer segments, except in the automotive industry in NAFTA. Activity within the automotive industry was favorable in Eastern Europe but was weaker in Western Europe.

SANDVIK MINING AND CONSTRUCTION

Sandvik Mining and Construction's order intake developed very favorably during the year. Demand was strong in all regions. Metal prices continued to climb to record high levels, and the demand for base and precious metals was high throughout the year. The activity level was high during the year also in the coal industry as a consequence of both the strong demand from the Chinese steel industry and the high oil price. Owing to this, additional investments were made to increase capacity and production. The construction industry registered high activity, in particular in NAFTA and Asia.

SANDVIK MATERIALS TECHNOLOGY

Sandvik Material Technology's order intake increased during the year. The market situation in NAFTA improved as it did in Asia and Eastern Europe. Demand for standard products weakened slightly in Western Europe while the development for special products was favorable. The business conditions for special products were generally very good – in particular for seamless tubes in high-alloy materials for investment-related customer segments, such as the oil/gas, processing and aerospace industries and the energy sector. Order intake from the general engineering industry as well as consumer-related customer segments also developed positively in most markets.

Order intake by market area

	2005	Share	2004	Change	
	SEK M	%	SEK M	%	*
Europe	28 813	44	26 760	+8	+7
NAFTA	13 356	20	11 171	+20	+18
South America	3 894	6	2 776	+40	+23
Africa, Middle East	4 604	7	3 350	+37	+34
Asia, Australia	15 519	23	12 443	+25	+22
Group total	66 186	100	56 500	+17	+15

* Change compared with the preceding year for comparable units, excluding currency effects.

Invoiced sales by market area

	2005	Share	2004	Change	
	SEK M	%	SEK M	%	*
Europe	28 729	45	26 141	+10	+9
NAFTA	12 643	20	10 651	+19	+17
South America	3 552	6	2 757	+29	+11
Africa, Middle East	3 994	6	3 454	+16	+13
Asia, Australia	14 452	23	11 607	+25	+22
Group total	63 370	100	54 610	+16	+14

* Change compared with the preceding year for comparable units, excluding currency effects.

Invoiced sales in the 10 largest markets

	2005	2004	Change
	SEK M	SEK M	%
US	9 885	8 612	+15
Germany	5 924	5 434	+9
Australia	5 057	4 049	+25
Italy	3 842	3 612	+6
Sweden	3 151	2 749	+15
France	3 057	2 965	+3
UK	2 657	2 330	+14
Japan	2 348	2 191	+7
South Africa	2 283	2 061	+11
China	2 066	1 524	+36

Business areas and changes in the Group

The Group's order intake and invoiced sales by business area are presented in separate tables. The listed subsidiary **Seco Tools** – 60% owned by Sandvik corresponding to 89% of the voting rights – publishes its own Annual Report with comments on its operations.

SANDVIK TOOLING

Sandvik Tooling's order intake amounted to SEK 21,084 M (19,584), up 8% from the preceding year for comparable units, excluding currency effects. Invoiced sales amounted to SEK 20,847 M (19,227), up 8% for comparable units, excluding currency effects. Exchange rate changes affected sales positively by 2%.

The positive sales development was driven by favourable market factors, market share gains and a positive price trend. Growth during the year was more pronounced for cemented-carbide tools than for high-speed steel tools. Sandvik Hard Materials gained ground in the oil/gas industry, among other things in the form of a co-operation agreement with an important US customer.

Operating profit was SEK 4,420 M (3,864), i.e. an operating margin of 21%. The improvement was attributable mainly to increased sales, higher prices and high capacity utilization. The continued rationalization and efficiency program within production and distribution also contributed to the improved results as did a positive effect of exchange rate changes.

The number of employees at 31 December was 14,966 (15,048).

SANDVIK MINING AND CONSTRUCTION

Sandvik Mining and Construction's order intake developed strongly and amounted to SEK 22,394 M (17,162), up 26% from the preceding year for comparable units, excluding currency effects. During the year, the customer segment Surface Mining received a number of major orders totaling some SEK 1 billion. The orders were for customized plants for, among other applications, handling of iron ore in Saudi Arabia and Brazil and the handling of coal in Australia.

Invoiced sales amounted to SEK 20,560 M (16,617), up 18% from the preceding year for comparable units, excluding currency effects. Exchange rate changes affected sales positively by 4%.

Operating profit was SEK 2,654 M (1,829), i.e. an operating margin of 13%. Higher volumes and continued high capacity utilization were the main contributing factors to the improvement.

The number of employees at 31 December was 10,640 (9,623).

SANDVIK MATERIALS TECHNOLOGY

Sandvik Materials Technology's order intake amounted to SEK 17,712 M (15,391), up 13% from the preceding year for comparable units, excluding currency effects.

During the year, a number of major orders were received, among others orders for seamless tubes for the oil/gas industry, the largest of which was for a total value in excess of SEK 1 billion.

Order intake by business area

	2005	2004	Change	
	SEK M	SEK M	%	*
Sandvik Tooling	21 084	19 584	+8	+8
Sandvik Mining and Construction	22 394	17 162	+30	+26
Sandvik Materials Technology	17 712	15 391	+15	+13
Seco Tools	4 965	4 344	+14	+10
Group activities	31	19	/	/
Group total	66 186	56 500	+17	+15

* Change for comparable units, excluding currency effects.

Invoiced sales by business area

	2005	2004	Change	
	SEK M	SEK M	%	*
Sandvik Tooling	20 847	19 227	+8	+8
Sandvik Mining and Construction	20 560	16 617	+24	+18
Sandvik Materials Technology	17 003	14 424	+18	+16
Seco Tools	4 919	4 312	+14	+10
Group activities	41	30	/	/
Group total	63 370	54 610	+16	+14

* Change for comparable units, excluding currency effects.

Operating profit by business area

	2005		2004	
	SEK M	% of sales	SEK M	% of sales
Sandvik Tooling	4 420	21	3 864	20
Sandvik Mining and Construction	2 654	13	1 829	11
Sandvik Materials Technology	1 729	10	1 354	9
Seco Tools	1 100	22	840	20
Group activities	-371	/	-309	/
Group total	9 532	15	7 578	14

This order will be registered, manufactured and delivered over the next three years. The product area Process Systems received several large project orders for sorting systems, among others a Japanese order worth SEK 175 M.

Invoiced sales totaled SEK 17,003 M (14,424) up 16% from the preceding year for comparable units, excluding currency effects. Surcharges due to higher raw materials prices affected order intake and invoicing positively by about 9 percentage points which means that comparable increases were 4% for order intake and 7% for invoicing. Exchange rate changes affected sales positively by 2%.

Operating profit was SEK 1,729 M (1,354), i.e. an operating margin of 10%. The improvement was mainly attributable to the ongoing program of change contributing to increased capacity, lower costs, higher productivity and a more favorable product mix. All product areas show profit improvements.

The number of employees at 31 December was 8,368 (8,350).

CHANGES IN THE GROUP

Sandvik Tooling

The product areas Valenite and Safety were combined during the year into a single product area. Also Titex and Prototyp were combined into one product area. The co-ordination of product development, market support and sales activities of the new product areas will strengthen growth opportunity and improve efficiency. During the year, Sandvik Tooling acquired 10% of the shares in the Chinese cemented-carbide powder producer Gesac. Sandvik's application for compulsory redemption of the remaining 3.56% of the shares in Walter AG, Germany, was approved in December 2005 whereupon Walter was delisted from the Frankfurt stock exchange and the minority shares were acquired. Sandvik thereby owns 100% of the shares in Walter AG.

Sandvik Mining and Construction

As from the month of August, the structure of the business area was changed in that the earlier seven product areas were reorganized into four customer segments, each of which optimizes Sandvik's offering of products and services to three different mining segments and a construction industry segment.

In September, Sandvik Mining and Constructions acquired the remaining 50% of the shares in Sandvik Smith, earlier jointly owned since 2001. Sandvik already before this transaction consolidated the company. The company is engaged in the development, manufacturing, marketing and technical service of roller cutters for the mining and construction industries. Operations have grown strongly over the four years and both owners now saw Sandvik's taking over of the entire operations as a natural step forward, then considering that the operations are closer to the core business of Sandvik Mining and Construction. Co-operation with Smith International in the areas development and manufacturing will continue. The acquired operations has 360 employees.

Towards the end of the year, Sandvik Mining and Construction increased its holding in Finlay BME, a company in Northern Ireland engaged in the development of mobile crushers under the brand name Fintec.

Sandvik Materials Technology

A review is being made of all drawing mills of the business area, aiming at improved efficiency, cost reductions and, as a consequence, increased profitability. The review extends to nine drawing mills – four within the product area Wire and five within Kanthal. As an initial step in this reorganization, it was decided to turn the production unit in Barcelona, Spain, into a specialized unit and that the volume thereby would be halved. The more standardized products will be phased out and some production will be moved to the production unit in Sandviken, Sweden.

The Kanthal product area restructured its production of silicon-carbide electric heaters. During the year, the plant in Niagara Falls, NY, US, was closed and the production was moved to Kanthal's plants in Scotland and Mexico.

During the year, the capacity to manufacture seamless tubes at the production units in the Czech Republic and India was increased. The investments in the Czech Republic were made on account of the growing demand for tubes by the oil/gas industry. In India, the increased capacity marks a strengthening of Sandvik's position in Asia as it relates to seamless stainless tubes.

Research, development and quality assurance

Advanced research in selected niches is a basis for Sandvik's development. The Group's expenditure during 2005 amounted to SEK 2,147 M (1,870), corresponding to 3.4% of invoiced sales, SEK 181 M (109) of which is recognized as assets in the balance sheet. More than 2,000 employees work in this field, many of which are highly educated specialists.

Sandvik Tooling conducts research and development of materials and production processes for the entire business area at several competence centers around the world. Product and application development by the brands is conducted in close liaison with customers.

Sandvik Mining and Construction's main development units are located in Finland, Sweden, Austria and the US. Sandvik Materials Technology's R&D center for advanced metallic materials in Sandviken, Sweden, is among Europe's largest. The business area also has an R&D unit in Hallstahammar, Sweden, for ceramic and metallic resistance materials.

SANDVIK TOOLING

Sandvik Tooling's research and development aims both at the development of new materials and products and the improvement of production processes and equipment. During the year, new methods were developed for the production of metal powders, insert blank pressing and the coating of tools to improve performance, quality and productivity.

During 2005, Sandvik Coromant launched several revolutionary products that were very well received in the market. GC® 4225 stands for a new type of cemented carbide grade for indexable inserts introduced in the autumn and designed for machining several different steel materials. Its predecessor, GC® 4025, is the world's leading grade of cemented carbide for inserts measured in sales volume and the expectations for the successor, therefore, are high.

In early 2005, the patented indexable inserts drill Corodrill® 880 was launched. Its special construction allows very rapid metal removal and, thereby, cuts customers' production costs.

CoroPlex™ is a new type of multifunctional tools launched by Sandvik Coromant during the year. The tools allow different types of machining in a single set-up, which enables customers to fully utilize their multi-task machines. In this way, manufacturing time is saved while at the same time quality is improved.

At Valenite, the rapid upgrading of the portfolio of products continued aided by the business area's technology platform. During the year, new indexable inserts for machining of cast iron and steel, the principal materials used by Valenite's customers, were launched and well received.

Walter introduced indexable inserts with a new aluminum-oxide coating enabling the machining of a wide range of materials. In addition, the turning program was enlarged with new products for machining cast iron. Also, major improvements to the manufacturing process were achieved.

The brand Titex successfully launched new solid-carbide drills for extra deep holes.

Sandvik Hard Materials introduced materials with so-called submicron grain size, i.e. extra-fine structural components which enables the development of products requiring preserved sharpness for a prolonged period, e.g. drills for machining components in the electronics industry.

SANDVIK MINING AND CONSTRUCTION

Sandvik Mining and Construction continued to introduce new technology and new products in the market. The close cooperation with customers constantly enables Sandvik Mining and Construction to successfully adapt products to customers' needs and to offer overall solutions.

The customer segment Underground Soft Rock Mining presented the new shuttle car, ASC 18, a loader designed mainly to transport material in continuous underground mining of coal and other soft rocks.

During the year, a new so-called box hole boring system, the ABH1600 was introduced. Often there is very little space at the working level in mines and rapid and efficient transports out of the narrow stopes are, therefore, important. This is effected by way of blind holes bored vertically from the main mining level to the special haulage level. Boring takes a lot of time and, therefore, is practicable only when there are no ordinary mining activities. ABH1600 is a complete system for rapid and safe boring of blind holes. The ABH 1600 is a self-advancing boring system and utilizes roller cutters on a rotary head. In this way, no blasting is required resulting in a safer and more flexible boring of blind holes.

The customer segment Surface Mining launched a new drill rig for quarries, T1000, and developed further drill rigs for drilling of wells for the construction industry.

The customer segment Construction introduced a new crusher, Crawlmaster® H4800i, for the production of road materials of high quality. This is an automated and very flexible secondary crusher offering the customer a trouble-free operation thanks to the built-in control system that continuously monitors the process.

The customer segment Underground Hard Rock Mining launched a new dust control system for drilling applications, Tamrock® ZeroDust, which heeds the environmental and safety aspects and improves working conditions.

A remote controlled bulldozer, EJC Reef Shark, was launched complementing the business area's successful series of low-profile mining machines with ultra low profile for platinum mining. The machine can be used also in other applications, e.g. for the cleanup of big cities' sewage systems or to remove materials beneath bulk conveyors. Sandvik's fully automated transport system for underground hauling, AutoMine®, was introduced at de Beers' Finsch mine in South Africa. This installation is the biggest to date and fully built out it will comprise a fleet of some 15 remote controlled loaders.

During the autumn, Sandvik Mining and Construction in South Africa signed a Memorandum of Understanding on long-term cooperation with one of the largest platinum mining companies, Lonmin. The parties will jointly develop today's manual mining to a fully mechanized mining within five years. The agreement demonstrates Sandvik Mining and Construction's ability to deliver overall solutions for increased productivity and profitability.

Sandvik Mining and Construction with its world-leading technology creates solutions that offer great customer advantages.

SANDVIK MATERIALS TECHNOLOGY

Sandvik Materials Technology develops materials, products and integrated solutions in close cooperation with its customers in order to increase the extent of automation and productivity and to reduce energy consumption and environmental impact.

The unique surface technology products made their commercial break-through during the year with the product Sandvik Santronic™, which is specially developed for applications within electronics and telecom. The manufacturing technology is based on a new, patent-protected method to coat metallic precision strip with different kinds of surface layers such as nickel, silver or copper. This opens new possibilities to give the precision strip a combination of different properties – one side of the strip could for instance be coated with a layer for enhanced surface conductivity or for an insulating property.

During the year, a new product program for decorative surface technology products was also introduced under the trade mark Sandvik Decorex™. The products are coated with a colored, decorative surface which is more formable than would be possible to attain with a lacquered surface. Sandvik Decorex™ is intended for design purposes and the end customers are found in consumer-related segments.

Various advanced materials and products for the medical-technology industry, are marketed under the brand name Sandvik Bioline®. The medical materials are, among other things, used for the manufacturing of implants and surgical and dental instruments. The requirements on the properties of the materials are high, such as biocompatibility, purity and reliability. During 2005, a teflon-coated precision wire for use in advanced heart surgery as well as composite wire with an important function in pacemakers were introduced.

The alloy Sandvik SAF2205 SH™ was introduced for wire in continuous lengths of up to 10,000 meters, so-called wirelines, for use in the oil/gas industry, among other applications, to control oil wells at the sea bed. The new alloy combines extremely high strength with superior corrosion resistance resulting in a longer life and fewer replacements – and thereby fewer production stops and improved productivity for the customer.

Rotoform® is Sandviks patent-protected technology for pastille production. The latest model in the Rotoform family, Rotoform® HS (High Speed), made its commercial breakthrough for urea (fertilizer) pastille production during 2005. By using Rotoform® HS, customers are able to increase capacity by some 50%.

Kanthal introduced an advanced alloy for use in preheating of induction air in diesel engines. The alloy enhances combustion and purifies the exhaust gas. After combustion, the exhaust gases pass a particle filter comprised of wire with the same alloy resulting in further purification.

Personnel

Effective recruiting is important to Sandvik's competitiveness. To bring about a borderless approach to recruiting and skills, a global HR program was initiated in 2003 under the name Connect. During 2005, the program was implemented in the US, Finland, and in Sandviken, Sweden. The basis for the program is the integration of all work related to recruiting and the development of skills with the actual business operations, which means a common way of working with a number of important HR processes such as recruiting and staffing, competence development and change management. In this way, we strive to make it possible to offer all employees opportunities for development, partly by posting all vacancies internally, partly by making various activities for the enhancement of competence available.
At the same time, the new processes offer better support to managers responsible for personnel matters to define the future need for skills and to prepare the appropriate strategy to ensure the availability of competence as part of the overall business strategy.

Equal opportunity at work for men and women is important to Sandvik. During the year, the Company has initiated various activities aiming at increasing such equality. A new recruiting policy has been established signifying that both sexes shall be represented when the final selection of candidates for a position is made. A gender mapping has been started at two Swedish units to map any variations in the possibilities for development at work for men and women within Sandvik.

At year-end, the number of employees was 39,613 (38,421). For comparable units, the number of employees increased by 1,192 (1,609).

	2005	2004
No. of employees 31 December*	39 613	38 421
Average number of employees		
Women	6 779	6 529
Men	32 237	31 144
Total	39 016	37 673

* Part-time employees adjusted to reflect an equivalent number of full-time employees.

At 31 December 2005, the number of employees in Sweden was 10,116 (10,057). Details of personnel costs and the average number of employees are provided on page 58.

EMPLOYEE PROFIT-SHARING AND BONUS PROGRAM

Since 1986, Sandvik has had a profit-sharing system for all employees of wholly-owned Swedish companies. The Group's return during 2005 meant that the maximum amount, SEK 150 M, was allocated to the profit-sharing foundation.

A share-based program was implemented in 2000 as part of the total remuneration package offering a long-term variable salary to some 300 international executives and specialists in the group. The program is based on an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation was based on Sandvik's return on capital employed during the preceding year. Options were granted free of charge to the employee but the option holder must pay the exercise price set for the share. The program is based on existing shares and, accordingly, no new shares will be issued.

Options under the program were granted during years 2000 – 2004. When the program for year 2000 expired in February 2005, the exercise price exceeded the market price for the share and no options could, therefore, be exercised. It has been possible during 2005 to exercise the options granted under the 2001 and 2002 programs.

Under a financial arrangement, the effects for the Company of future increases in the market value of the Sandvik share have been limited. For additional information, see pages 58 – 61, note 3.5 *Information on benefits to Board members and senior executives.*

The Board decided not to intiate a new program for long-term variable salary for the fiscal year 2005. During 2005, the Board initiated work to evaluate alternative future long-term programs as part of the Company's terms for remuneration to senior executives. The Board expects to consider a proposal for such terms during 2006.

NUMBER OF EMPLOYEES 31 DECEMBER


34 848
37 388
36 930
38 421
39 613
01
02
03
04
05

Environment

Matters pertaining to the environment are an integral part of Sandvik's total operations and Sandvik strives to continuously reduce harmful effects of the operations on the environment. The most important environmental issues are the consumption of energy, raw materials, fresh water and harmful chemicals in the production process. Transportation of the manufactured products and manufacturing waste are other important environmental issues. Goals for improvements and action plans are based on the most important environmental issues. Sandvik complies with applicable laws and regulations relating to environmental issues in the countries where Sandvik operates but, in addition, Sandvik applies even stricter requirements when it is ecologically justified, technically possible or economically reasonable.

ENERGY CONSUMPTION

During 2005, the Group's energy consumption was about 2,000 GWh, 1,300 of which in the form of electricity and 700 in the form of fossil fuels. Sandvik Material Technology's plants in Sandviken and Hallstahammar, Sweden account for the main part of the energy consumption. In Sandviken, Sandvik Materials Technology in July 2004 joined the Swedish program to improve efficiency in energy intensive industry. Electricity consumption in relation to invoiced volumes over the last few years is slightly down as shown in the following diagram.

RAW MATERIALS CONSUMPTION

Sandvik Material Technology's plants in Sandviken and Hallstahammar are the major users of raw materials in the Group. Raw materials comprise mainly iron, nickel, chromium and molybdenum, either in alloys or as part of scrap metal. Scrap metal accounts for more than 80% of the metal raw materials and comes partly from the own manufacturing processes.

Increasing the yield in the processing is a continuous effort. The business area also strives to reduce the nickel content while preserving the properties of steel, mainly by substituting manganese and nitrogen for some of the nickel content. In special cases, mainly in steel for medical applications, nickel may be fully replaced.

In the Sandvik Tooling business area, the plant in Gimo is the main user of raw materials. The most important raw materials are tungsten and cobalt as well as more rare elements such as tantalum. Further development of materials and improved capacity for recycling are pursued in order to lessen the impact on the environment. Used indexable inserts are repurchased from customers and reprocessed. Recycled materials account for about 10% of the raw materials used.

Sandvik Mining and Construction's products are mainly based on various types of ready-made components. However, manufacturing of tools in steel and cemented carbide of considerable proportions also takes place. Activities for recycling of materials from used tools have started.

CONSUMPTION OF WATER

The Group makes use of some 4 million m³ of fresh water each year, about half of which at the manufacturing unit in Sandviken.

ELECTRICITY CONSUMPTION
*in relation to total invoicing**


100
98
92
82
95
95
90
99
00
01
02
03
04
05

CARBON DIOXIDE EMISSION
*in relation to total invoicing**


100
89
94
107
121
104
103
99
00
01
02
03
04
05

* *The diagrams are expressed as an index with 1999 as the starting point. Invoicing is adjusted for effects of changes in prices and currency rates*

EMISSION TO AIR AND WATER

The major environmental impact is linked to the energy-demanding transformation of raw materials to semi-finished goods in the form of billets for steel and special metals in Sandviken and Hallstahammar. Smoke gases are cleaned in smoke-gas treatment plants. Residual ash is mostly recycled in the steel process or reprocessed. The environmental impact is less at Sandvik Tooling's plants for the processing of cemented-carbide powder, mainly in Gimo, Sweden and Coventry in the UK.

Usage of fossil fuels for heating and transports results in an annual emission of some 180,000 tons of carbon dioxide. The main part comes from the plants in Sandviken. Emission of carbon dioxide measured in tons by SEK unit of billings has been relatively constant over the last few years as shown in the diagram above.

During 2004, the metallurgical units in Sandviken and Hallstahammar were allocated 181,290 carbon dioxide emission rights within the EU for the years 2005 – 2007.

All waste water is cleaned. Emissions to water comprise mainly nitrogen and to a lesser extent metals. Chemicals harmful to the environment are handled and destroyed in accordance with environmentally safe methods.

WASTE AND CHEMICALS

The Group's manufacturing processes generate some 140,000 tons of waste each year, mainly in the form of slag from steel making. Waste harmful to the environment is handled in accordance with local environmental regulations and amounts to about 23,000 tons a year.

Chemicals harmful to the environment are used only to a limited and supervised extent and are afterwards taken care of in accordance with environmentally safe methods. Trichloroethylene is still being used as a degreasing agent by some manufacturing units within Sandvik Materials Technology and Sandvik Tooling. During 2005, use of trichloroethylene in Hallstahammar ceased. Sandvik's goal is to entirely replace trichloroethylene with other degreasing agents by the end of 2008. At certain units remains of trichloroethylene used for degreasing have been discovered and cleaning-up procedures are ongoing.

CERTIFICATION

By the end of 2005, 120 units or almost 100% of the Group's manufacturing units were ISO 140001 certified.

ENVIRONMENTAL LICENCES

Sandvik's Swedish units conduct licensed operations in accordance with the Swedish environmental legislation at the plants in Sandviken, Gimo, Stockholm, Hallstahammar and Svedala, as well as at a number of other locations in Sweden. In addition, most of the larger subsidiaries outside Sweden conduct operations in compliance with prevailing environmental statutes.

Public environmental reports on the main Swedish operations are submitted each year to the supervisory authority. In these reports, license conditions and compliance with all the various requirements are presented, as are annual emissions and actions taken to lessen impacts on the environment or the consumption of resources. In other countries, equivalent reports are submitted when required.

Corporate governance report
Sandvik 2005

Effective and transparent corporate governance enhances the confidence of Sandvik's stakeholders and also heightens focus on business value and shareholders' value.

GENERAL

Sandvik is a publicly listed company with some 60,000 shareholders. Its operations are global with representation in 130 countries, and the Group has some 39,000 employees. Sandvik shall be the customers' obvious first choice and create the best added value to its stakeholders – in particular customers, shareholders and personnel. At the same time, Sandvik shall be a good corporate citizen taking on long-term responsibility. Corporate governance specifies the roles and responsibilities of owners, the Board of Directors and the executive management. Corporate governance comprises the Group's control and management system.

Sandvik's control and management system is based on applicable legislation, the rules and regulations of the Stockholm Stock Exchange, and internal guidelines. In December 2004, the Swedish Code of Corporate Governance (the "Code") was presented, and the Code was subsequently incorporated in the Stockholm Stock Exchange regulations. The Code shall be applied as soon as possible after 1 July 2005 but no later than at the time of the 2006 annual meeting of shareholders. Sandvik already applies most of the rules laid down in the Code and the entire Code will be implemented at the time of the annual meeting in 2006.

The Board of Directors plans to present its Report on internal control over financial reporting in the 2006 Annual Report. Work has commenced during 2005 aiming at increased integration and systematics in risk management. This work will serve as a basis for the Board's report on internal control over financial reporting.

OWNERSHIP STRUCTURE

Information on shareholders and shareholdings is presented on page 6 (the section on the Sandvik share).

ARTICLES OF ASSOCIATION

According to Sandvik's Articles of Association, the Company's name is Sandvik Aktiebolag. The company is listed on the Stockholm Stock Exchange. Its share capital amounts to SEK 1,423,544,610 represented by 237,257,435 shares. Each share carries one vote at shareholders' meetings. The Board of Directors, to the extent elected at the Annual Meeting, shall comprise a minimum of five and a maximum of eight directors with a maximum of five deputies. The Annual Meeting shall appoint a minimum of two, maximum three auditors and the same number of deputies. The Annual Meeting may also appoint one auditor only, without deputy, if a registered audit firm is appointed. The Company's financial year is the calendar year. The Annual Meeting shall be convened in Sandviken or Stockholm.

CORPORATE GOVERNANCE


External audit
SHAREHOLDERS
Annual Meeting of Shareholders
Nomination Committee
Audit Committee
BOARD OF DIRECTORS
Remuneration Committee
Group Assurance
PRESIDENT AND GROUP EXECUTIVE MANAGEMENT
Group functions
GROUP COUNCILS
• Environment, Safety and Health
• R&D
• Purchasing
• IT
• Finance
• HR
BUSINESS AREAS
Sandvik Tooling
Sandvik Mining and Construction
Sandvik Materials Technology

The Articles of Association are available on the Company's website, www.sandvik.com.

MEETINGS

Under the Companies Act, the meeting of shareholders is the highest decision making forum, where the shareholders exercise their voting rights. At the Annual Meeting of Shareholders, decisions are made relating to the annual report, dividends, election of board members and appointment of auditors, remunerations of board members and auditors, and other matters set out in the Companies Act and the Articles of Association. Additional information on the Annual Meeting of Shareholders and complete minutes are published on the Company's website, www.sandvik.com.

Annual Meeting of Shareholders 2005

Shareholders representing 38.2% of the votes and capital attended the Annual Meeting held on 3 May 2005. Sven Unger, attorney at law, was elected to chair the meeting. The meeting resolved to declare a dividend of SEK 11 per share for the year 2004. The Chairman of the Board, Clas Åke Hedström, in his presentation described the role of the Board and its work, Sandvik's remuneration policy, and the work and function of the Remuneration Committee. Anders Nyrén, chairman of the Audit Committee, gave an account of the work of that committee, and Carl-Olof By, chairman of the Nomination Committee, of the work of that committee. Lars Pettersson, President and CEO, in his presentation commented on the operations during the financial year 2004 and developments during the first quarter of 2005. He further gave an account of the Group's business concept and expected future developments.

Georg Ehrnrooth, Clas Åke Hedström, Sigrun Hjelmquist, Egil Myklebust, Arne Mårtensson, Lars Nyberg, Anders Nyrén, and Lars Pettersson were all re-elected ordinary members of the Board. Clas Åke Hedström was elected chairman of the Board. The personnel organizations had appointed Bo Boström and Göran Lindstedt as ordinary members of the Board with Birgitta Karlsson and Bo Westin as deputies.

The meeting among other things resolved to offer shareholders the right to redeem shares to a total value of about SEK 4 billion.

Extra meeting of shareholders 2005

At an extra meeting of shareholders of Sandvik on 28 June 2005, it was decided, as proposed by the Board, to implement the redemption offer and to make the payments to the shareholders. Shareholders representing 32.1% of the votes and capital attended the meeting.

NOMINATION COMMITTEE

A Nomination Committee has been established in accordance with the decision reached at the Annual Meeting of shareholders. The committee shall submit a proposal for the election of the chairman at the Annual Meeting, the composition of the Board, appointment of auditors, and remunerations to Board members and auditors.

The composition of the Nomination Committee shall be made public as soon as the committee has been formed, not later than six months before the Annual Meeting 2006.

The committee making the proposals to the annual meeting 2005 comprised Carl-Olof By (Industrivärden), Curt Källströmer (SHB Pension Foundation), Sarah McPhee (AMF Pension and AMF Funds), Marianne Nilsson (Robur), and Clas Åke Hedström (Sandvik's Chairman).

Before the Annual Meeting 2005, the committee held two minuted meetings. The committee during its work, among other things, studied the Board's evaluation of the individual and collective work that the Board performs.

The Annual Meeting of Shareholders on 3 May 2005 resolved that the Nomination Committee shall consist of five members, viz. one representative from each of the four largest shareholders together with the Chairman of the Board, who shall convene the meetings of the committee. The representative of the largest shareholder shall be the chairman of the committee. Committee members shall not receive any fees.

Nomination Committee at the 2006 Annual Meeting of Shareholders

The members of the Nomination Committee formed to make its proposals to the Annual Meeting of Shareholders on 2 May 2006 are Carl-Olof By (Industrivärden), (chairman), Curt Källströmer (SHB Pension Foundation), Sarah McPhee (AMF Pension and AMF Funds), Marianne Nilsson (Robur), and Clas Åke Hedström (Sandvik's chairman).

THE BOARD OF DIRECTORS

The Board of Directors is responsible for the Company's organization and the management of the company's business. The Board shall continuously monitor the Company's and the Group's financial position.

The Board shall ascertain that the Company's organization is designed in a way that ensures that the accounts, the management of assets, and the Company's financial condition are satisfactorily controlled. The President is responsible for the daily operations pursuant to guidelines and instructions issued by the Board. The distribution of responsibilities between the Board and the President is laid down in written instructions.

The principal tasks of the Board are to:
- establish the overall goals for the Company's operations and the strategy for reaching those goals
- ensure that the Company's executive management functions efficiently and is suitably remunerated
- ensure that the Company's external financial reporting openly and objectively gives a fair view of the company's performance, profitability and financial position as well of risk exposures
- ensure that there are effective systems for monitoring and control of the Company's operations and financial position compared to the established goals
- monitor and evaluate the Company's development and advise and support the President in taking necessary measures
- ensure that there is adequate control of compliance with laws and regulations governing the Company's operations
- ensure that necessary ethical guidelines are established for the Company's behavior
- decide on acquisitions, divestments and investments
- propose dividends, any reacquisition of own shares or redemption of shares to the Annual Meeting of Shareholders.

Composition of the Board of Directors

Sandvik AB's Board of Directors, to the extent elected at the Annual Meeting, has eight members. The union organizations under Swedish law are entitled to representation on the Board and they have appointed two additional ordinary members and two deputies.

In accordance with the proposal of the Nomination Committee, all members of the Board were re-elected at the Annual Meeting in 2005.

Clas Åke Hedström, who was elected Chairman of the Board has earlier been President and CEO of the Company (1994 – 2002). President and CEO Lars Pettersson is employed by the Company. Clas Åke Hedström and Lars Pettersson, accordingly, are not independent in relation to the Company as defined in the Code. Anders Nyrén is the president of Industrivärden. Arne Mårtensson is a member of the board of Industrivärden. Industrivärden owns shares representing more than 10% of the voting rights in Sandvik. Anders Nyrén and Arne Mårtensson are thus not independent in relation to major shareholders as defined in the Code. The remaining four members elected at the Annual Meeting are all independent in relation to Sandvik and major shareholders. The composition of the Board is, therefore, meeting the requirements laid down in the Code that minimum two of those members that are independent in relation to the company and its management shall also be independent in relation to major shareholders, and that the members that are independent in relation to the company and major shareholders have the required experience to serve public listed companies.

Board members: Georg Ehrnrooth, Clas Åke Hedström, Sigrun Hjelmquist, Egil Myklebust, Arne Mårtensson, Lars Nyberg, Anders Nyrén, and Lars Pettersson.

Union representatives: Bo Boström and Göran Lindstedt are ordinary Board members. Birgitta Karlsson and Bo Westin are deputies.

Sandvik's in-house general counsel Bo Severin serves as secretary of the Board, the Nomination Committee as well as the Remuneration and Audit Committees.

Attendance at Board and Committee meetings 2005

Member	Board	Audit Committee	Remuneration Committee
No. of meetings	6	5	3
Georg Ehrnrooth	6	5	
Clas Åke Hedström	6		3
Sigrun Hjelmquist*	6	2	
Egil Myklebust*	5		2
Arne Mårtensson	4		3
Lars Nyberg	5		
Anders Nyrén	6	5	
Lars Pettersson	6		
Bo Boström	6		
Göran Lindstedt	6		
Birgitta Karlsson	2		
Bo Westin	5		

* Became members of the Audit Committee and the Remuneration Committee, respectively, as from 3 May 2005.

For additional information on the members of the Board, see pages 84 – 85.

Work procedures

The Board's work procedures and instructions regarding the distribution of work between the Board and the President, and regarding the financial reports to be presented to the Board, are updated and approved once every year. The update is based, among other things, on the Board's evaluation of the individual and collective work that the Board performs.

In addition to financial reporting and the monitoring and follow-up of ongoing operations and profit trend, the Board at its meetings deals with the goals and strategies for the operations, acquisitions and significant investments, and matters relating to the financial structure. Senior management regularly reports business plans and strategic issues to the Board. Remuneration and audit matters are prepared by the respective committees.

Board proceedings during 2005

During the year, the Board met on six occasions, once in connection with a visit to a major customer of Sandvik Mining and Construction. The Board on that occasion also deliberated the goals and strategies of that business area. Also business area managements of Sandvik Tooling and Sandvik Materials Technology have presented their goals and strategies to the Board. The Board has dealt with matters related to personnel, e.g. planning for replacements and the remuneration policy. Decisions have been taken on investments, acquisitions and divestments. Other areas dealt with include the Group's work on risk management and the strategy for capital structure and borrowings.

Remunerations to the Board members

As decided at the Annual Meeting of Shareholders, the fee to each of the external members elected at the meeting is SEK 350,000. The Chairman's fee is SEK 1,050,000. In addition, each of the members of the Remuneration and Audit Committees receives a fee of SEK 50,000, in total SEK 300,000. For additional information on remunerations to the Board members, see pages 58 – 61.

Evaluation of the Board members

To ensure that the Board of Directors meets with required standards, a systematic and structured process has been developed to evaluate the work that the Board and its members perform. The evaluation covers the Board's work and the need for experience and competence, and the Board discusses the evaluations in forum. The results are also presented by the Chairman of the Board at a meeting with the Nomination Committee.

Evaluation of the President

The Board of Directors regularly, i.e. at least once a year, evaluates the work and competence of the President and Group Executive Management. The members of management are then not in attendance.

COMMITTEES

The tasks of the committees and their work procedures are set out in written instructions. The committees shall prepare the areas dealt with and report to the full Board for resolution.

Remuneration Committee

According to the Board's work procedures, remuneration to the President and other members of senior executive management shall be prepared by the Remuneration Committee. The committee prepares and presents its proposals for such remunerations to the full Board. The members of the Remuneration Committee during 2005 were the Board's chairman Clas Åke Hedström, Arne Mårtensson and Egil Myklebust.

The committee's proposals to the Board cover the principles for remuneration, the distribution between fixed and variable salary, pension terms, principles for termination benefits, and other benefits to executive management.

The remuneration to the President and CEO is decided by the Board based on the proposal by the Remuneration Committee. Remunerations to the other senior executives are decided by the President after consultation with the Remuneration Committee. For additional information, see pages 58 – 61.

The committee during 2005 met on three occasions.

Audit Committee

The members of the Audit Committee are Anders Nyrén, Georg Ehrnrooth and Sigrun Hjelmquist. The committee met five times during the year. The external auditors and representatives of management attended these meetings. The President did not attend any meeting. Areas dealt with by the committee mainly covered the planning and scope of the external as well as the internal audit. The development of risk management continued and, on the initiative of the committee, work commenced to increase the integration and systematics of the Group's processes in this area. During the year, it was decided to create a new function, Group Assurance, which shall evaluate whether the systems for corporate governance, internal control and risk management are well-functioning in the Group. Other matters dealt with by the committee included accounting issues, such as the implementation of IFRS, taxes, insurance and pension issues, the development of the global finance function, and treasury operations.

EXTERNAL AUDITORS

At the 2004 Annual Meeting of Shareholders, the audit firm KPMG Bohlins AB was appointed auditors for the period until the 2008 Annual Meeting, with Caj Nackstad as the main responsible auditor. The audit is reported to the shareholders through the audit report. Such report provides a recommendation to the shareholders for their decisions at the Annual Meeting on the adoption of the income statements and balance sheets of the Parent Company and the Group, the appropriation of the Parent Company's profit and for the discharging of the members of the Board and the President of liability for the financial year.

The audit is conducted in accordance with the Companies Act and generally accepted auditing standards, which require that the audit is planned and performed on the basis of knowledge of the Group's operations and its development and strategies. The audit includes, among other things, an examination of the observance of the Articles of Association, the Companies Act, the Annual Accounts Act, International Financial Reporting Standards (IFRS), and the disclosure standards laid down by the Stockholm Stock Exchange as well as issues related to the valuation of items reported in the balance sheet, follow-up of essential accounting processes, and management and economic control.

The progress of the audit is regularly reported during the year to the managements of individual entities and the business areas, to the Group Executive Management, the Audit Committee and the Board of Sandvik AB.

Under the Auditors Act, the auditors are required to continuously assess their independence.

For information on fees paid to auditors, see page 61, note 3.7.

OPERATIONAL MANAGEMENT

Information on the Group's operational organization and business activities is available on the Company's website, www.sandvik.com.

Group Executive Management is made up by the President, two Executive Vice Presidents responsible for finance and business development, respectively, the Presidents of the business areas Sandvik Tooling, Sandvik Mining and Construction and Sandvik Materials Techology, and the Senior Vice President Personnel. Group Executive Management meets every month to deal with the Group's financial development, acquisitions, group-wide development projects, leadership and competence issues, and other strategic issues.

The Group has established eight group functions responsible for group-wide activities within finance, treasury, IT, communications, assurance, legal affairs, personnel and tax. Intangible rights, patents and trade marks are managed by a separate wholly-owned group entity. In addition to Group Executive Management, business areas and group functions, there are a number of councils commissioned to coordinate group-wide strategic areas such as environment, health and safety, research and development, purchasing, IT, finance and HR.

The President and Group Executive Management are presented on page 86. For principles, remuneration and other benefits to the President and Group Executive Management, se pages 58 – 61, note 3.5.

Sandvik's operational structure is made up by the three business areas Sandvik Tooling, Sandvik Mining and Construction and Sandvik Materials Technology. The business area presidents are responsible for goals, strategies, results, cash flows and balance sheets of their respective areas. The business areas in turn are organized in different product areas responsible for the operational business. The operations are managed by internal boards which meet four times a year. Sandvik's President is chairman of these boards and the other members are the two Executive Vice Presidents, the group controller and the in-house general counsel, together with business area management.

For each country where Sandvik has a subsidiary, there is a Country Manager whose task, inter alia, is to represent Sandvik in relation to public authorities in the country, to handle Group issues, to coordinate group-wide processes and to ensure compliance with Group guidelines.

For each such country, a member of the Group Executive Management has been assigned overall responsibility for the operations in the country (Group Management Representative). That member is generally superior to the country manager, and in most cases also chairman of the local board and has also a duty to ensure that Group guidelines are adhered to.

INTERNAL CONTROL AND RISK MANAGEMENT

The Board has the overall responsibility to ensure that the Group's system for management and internal control is effective.

Control environment

The guidelines for Sandvik's operations are assembled in The Power of Sandvik, the contents of which include:

- the Group's business concept, vision, mission, strategies, goals and values
- organization and job descriptions
- Sandvik's Code of Conduct setting out, inter alia, business ethics, human rights, equal opportunity, health and safety, external environment and community involvement
- administrative procedures, guidelines and instructions (authority, authorization manual, financial reporting, risk management, staff policy, work environment, etc.); in some markets such guidelines have furthermore been adapted to local legislation.

The Power of Sandvik is the platform for the Group's processes for internal control, risk management, and information and communication.

All employees shall comply with the guidelines in the Power of Sandvik. Every manager within the group is responsible for ensuring that the Code of

Conduct, guidelines and instructions are complied with. The Code of Conduct covers Sandvik's internal activities, the Company's role in society and its attitude to customers, employees, suppliers, and shareholders. The code is based on fundamental values for responsible business behaviour, human rights, conditions at work and environment as described in the OECD's guidelines for multinational companies and applicable laws and regulations. In order to ensure that these guidelines and values are reflected in Sandvik's actual behaviour, monitoring and control is exercised through self-assessments, reporting of key data as well as quarterly reporting to Group Executive Management and the Board. A committee with members from Group Executive Management regularly arranges seminars attended by managers from all the world. At such seminars, the Code of Conduct is described, discussed and transformed into local action plans.

Risk management

Effective risk management unites the operational business development with the demand for a sustainable value creation called for by stakeholders and other interested parties. Risk management also aims at minimizing risks while at the same time ensuring that opportunities are utilized in the best possible way.

Risk management covers the following risk areas:

- strategic risks related to industry and markets
- commercial, operational and financial risks
- compliance with external and internal rules and regulations
- financial reporting.

The main components of risk management are identification, measurement, management, reporting, monitoring and control. A control strategy is established for each risk in order to either accept, reduce or eliminate the risk. Formal routines and processes are established for reporting, monitoring and control of risks.

During 2005, extensive work commenced to integrate the Group's risk management within the framework of strategic and operational management, where risk management shall be a natural part of planning, monitoring and control. Goals have been established for the integrated risk management. It shall:

- *create a heightened risk* awareness in the organization, all the way from operational decision-makers to the Board of Directors. Transparent and consistent reporting of risks shall form the basis for a common approach to what shall be prioritized and managed
- *support the Board and executive management in the strategic decison-making* by continuous identification and evaluation of strategic risks
- *contribute to improvements in operational decision-making* by managers at various levels by securing the continuous evaluation and management of operational risks
- *secure adequate improvements in the control of the company's exposure* to risk by implementing a common model and methodology for risk management.

The risk exposure varies between the various business areas, as does the responsibility to identify, measure and manage the risks. The Group has established a common risk management model with common definitions, reporting formats and processes, which at the same time makes it possible for each business area to identify and manage its unique risks.

Group Assurance

A new Group function, *Group Assurance*, was established 1 January 2006. It is assigned by the Board and the Audit Committee to evaluate whether the Group has a well-functioning corporate governance, internal control and risk management.

The purpose of the activities of Group Assurance is to support the creation of business values in the Group. It shall thus ensure that internal controls have been established and are functioning well. It shall further suggest improvements within the areas of corporate governance, internal controls and risk management. The independence of the Group Assurance function is ensured by its reporting to the Audit Committee. Functionally, the head of Group Assurance reports to Sandvik's Executive Vice President and CFO.

Group Assurance conducts its work through Sandvik *Group Audit Teams* consisting of minimum one person from Group Assurance and controllers from the business areas and the group functions. The teams primarily examine internal control in the financial processes and in the reporting of the local entities. The examination leads up to actions and programs for improvement. The team reports to Group and business area management and to the Audit Committee.

Consolidated income statement

Amounts in SEK M		2005	2004
Revenue	Note 1, 2	63 370	54 610
Cost of sales and services		-41 720	-36 045
Gross profit		21 650	18 565
Selling expenses		-8 709	-7 953
Administrative expenses		-2 292	-2 125
Research and development costs	Note 4	-1 412	-1 294
Share of results of associated companies		89	122
Other operating income	Note 5	268	296
Other operating expenses		-62	-33
Operating profit	Note 1, 3, 7, 8	9 532	7 578
Financial income		374	120
Financial expenses		-1 087	-821
Net financing cost	Note 9	-713	-701
Profit after financial items		8 819	6 877
Income tax expense	Note 11	-2 427	-1 766
Profit for the year		6 392	5 111
Attributable to:			
Equity holders of the parent		6 021	4 846
Minority interest		371	265
Basic earnings per share, SEK	Note 12	24.70	19.25
Diluted earnings per share, SEK	Note 12	24.55	18.85

Consolidated balance sheet

Amounts in SEK M		2005	2004
ASSETS			
Non-current assets			
Intangible assets			
Patents and other intangible assets	Note 13	953	774
Goodwill	Note 13	4 921	4 365
		5 874	5 139
Property, plant and equipment			
Land and buildings	Note 13	4 786	4 454
Plant and machinery	Note 13	9 019	8 337
Equipment, tools and installations	Note 13	1 390	1 225
Construction in progress and advance payments	Note 13	1 492	1 054
		16 687	15 070
Financial assets			
Investments in associated companies	Note 1, 16	484	413
Advances to associated companies		1	1
Other financial assets	Note 17	91	13
Deferred tax assets	Note 11	1 319	1 182
Other non-current receivables	Note 18	1 376	845
		3 271	2 454
Total non-current assets		25 832	22 663
Current assets			
Inventories	Note 19	16 440	13 459
Current receivables			
Trade receivables		11 777	9 939
Due from associated companies		164	165
Income tax receivables	Note 11	627	609
Other receivables	Note 18	1 907	1 324
Prepaid expenses and accrued income		1 256	1 495
		15 731	13 532
Cash and cash equivalents		1 559	1 720
Total current assets		33 730	28 711
TOTAL ASSETS	Note 1	59 562	51 374

Amounts in SEK M		2005	2004
EQUITY AND LIABILITIES			
Equity			
Share capital		1 424	1 581
Other paid-in capital		1 057	1 057
Reserves		1 184	-459
Retained earnings including profit for the year		19 823	20 388
Total equity attributable to equity holders of the parent		23 488	22 567
Minority interest		1 019	984
Total equity	Note 20	24 507	23 551
Non-current liabilities			
Interest-bearing liabilities			
Provisions for pensions	Note 23	3 538	3 015
Loans from financial institutions		1 684	1 840
Other liabilities	Note 26	5 767	4 171
		10 989	9 026
Noninterest-bearing liabilities			
Deferred tax liabilities	Note 11	2 063	2 069
Provision for taxes	Note 11	1 020	840
Other provisions	Note 24	528	573
Other liabilities	Note 27	142	66
		3 753	3 548
Total non-current liabilities		14 742	12 574
Current liabilities			
Interest-bearing liabilities			
Loans from financial institutions		6 059	5 006
Other liabilities	Note 26	1 164	175
		7 223	5 181
Noninterest-bearing liabilities			
Advance payments from customers		811	583
Accounts payable		4 723	3 731
Due to associated companies		94	57
Income tax liabilities	Note 11	1 041	749
Other liabilities	Note 27	1 700	979
Provisions	Note 24	436	194
Accrued expenses and deferred income		4 285	3 775
		13 090	10 068
Total current liabilities		20 313	15 249
TOTAL LIABILITIES		35 055	27 823
TOTAL EQUITY AND LIABILITIES		59 562	51 374

Consolidated
statement of changes in equity

Amounts in SEK M	Share capital	Other paid-in capital	Reserves	Retained earnings/ profit for the year	Total	Minority interest	Total equity
	Attributable to equity holders of the parent						
Equity at 1 January 2004	1 552	23	-	20 215	21 790	859	22 649
Currency translation differences	-	-	-459	-	-459	-26	-485
Minority interest in acquired entities	-	-	-	-	-	19	19
Net changes recognized directly in equity excl. transactions with equity holders	-	-	-459	-	-459	-7	-466
Profit for the year	-	-	-	4 846	4 846	265	5 111
Total recognized income for 2004 excl. transactions with equity holders	-	-	-459	4 846	4 387	258	4 645
Dividend	-	-	-	-2 640	-2 640	-159	-2 799
Issues of shares in connection with conversion of loan	26	920	-	-	946	26	972
Issues of shares in connection with exercise of options	3	114	-	-	117	-	117
Equity-settled share-based payments	-	-	-	15	15	-	15
Reacquired own shares	-	-	-	-2 048	-2 048	-	-2 048
Equity at 31 december 2004	1 581	1 057	-459	20 388	22 567	984	23 551
Equity at 1 January 2005	1 581	1 057	-459	20 388	22 567	984	23 551
Effect of change in accounting policy	-	-	62	-	62	-	62
Equity at 1 January 2005, as restated	1 581	1 057	-397	20 388	22 629	984	23 613
Currency translation differences	-	-	1 731	-	1 731	84	1 815
Change in hedging reserve	-	-	-184	-	-184	-	-184
Minority interest in acquired entities	-	-	-	-	-	-125	-125
Deferred tax recognized directly in equity	-	-	34	-	34	-	34
Net changes recognized directly in equity excl. transactions with equity holders	-	-	1 581	-	1 581	-41	1 540
Profit for the year	-	-	-	6 021	6 021	371	6 392
Total recognized income for 2005 excl. transactions with equity holders	-	-	1 581	6 021	7 602	330	7 932
Dividend	-	-	-	-2 717	-2 717	-295	-3 012
Exercised share options	-	-	-	-73	-73	-	-73
Equity-settled share-based payments	-	-	-	11	11	-	11
Redemption of shares	-99	-	-	-3 865	-3 964	-	-3 964
Share capital reduction	-58	-	-	58	-	-	-
Equity at 31 December 2005	1 424	1 057	1 184	19 823	23 488	1 019	24 507

Consolidated cash-flow statement

Amounts in SEK M	2005	2004
Cash-flow from operating activities		
Income after financial income and expenses	8 819	6 877
Adjustment for depreciation and impairment losses	2 713	2 579
Adjustment for items that do not require the use of cash	-151	-594
Income tax paid	-1 828	-1 334
Cash-flow from operating activities before changes in working capital	9 553	7 528
Changes in working capital		
Change in inventories	-1 766	-1 836
Change in operating receivables	-1 511	-1 820
Change in operating liabilities	990	1 450
Cash-flow from operating activities	7 266	5 322
Cash-flow from investing activities		
Acquisitions of companies and shares, net of cash acquired	-285	-311
Purchase of property, plant and equipment	-3 665	-2 967
Proceeds from sale of companies and shares, net of cash disposed of	31	468
Proceeds from sale of property, plant and equipment	235	197
Net cash used in investing activities	-3 684	-2 613
Net cash-flow after investing activities	3 582	2 709
Cash-flow from financing activities		
Proceeds from borrowings	3 991	2 400
Repayment of borrowings	-904	-586
Reacquisition of own shares	-	-2 048
Issues of new shares upon exercise of options	-	117
Redemption of own shares	-3 964	-
Exercise of personnel options	-73	-
Dividends paid	-3 012	-2 799
Net cash used in financing activities	-3 962	-2 916
Cash-flow for the year	-380	-207
Cash and cash equivalents at beginning of year	1 720	1 972
Exchange rate differences on cash and cash equivalents	219	-45
Cash and cash equivalents at end of year	1 559	1 720

Supplementary information, Note 31.

Parent Company
income statement

Amounts in SEK M		2005	2004
Revenue	Note 2	15 242	12 984
Cost of sales and services		-11 427	-9 646
Gross profit		3 815	3 338
Selling expenses		-488	-553
Administrative expenses		-1 646	-1 620
Research and development costs	Note 4	-837	-700
Other operating income	Note 5	390	419
Other operating expenses	Note 6	-801	-25
Operating profit	Note 3, 7, 8	433	859
Income from shares in group companies	Note 9	3 880	6 362
Income from shares in associated companies	Note 9	2	6
Income from investments held as non-current assets	Note 9	0	-1
Interest income and similar items	Note 9	235	162
Interest expenses and similar items	Note 9	-633	-366
Profit after financial items		3 917	7 022
Appropriations	Note 10	-185	85
Income tax expense	Note 11	-1	-193
Profit for the year		3 731	6 914

Parent Company
balance sheet

Amounts in SEK M		2005	2004
ASSETS			
Non-current assets			
Intangible assets			
Patents and similar rights	Note 14	50	27
		50	27
Property, plant and equipment			
Land and buildings	Note 14	478	474
Plant and machinery	Note 14	3 543	3 391
Equipment, tools and installations	Note 14	312	310
Construction in progress and advance payments	Note 14	567	624
		4 900	4 799
Financial assets			
Shares in group companies	Note 15	10 521	6 815
Advances to group companies		94	207
Investments in associated companies	Note 16	8	8
Advances to associated companies		1	1
Other investments		0	0
Non-current receivables	Note 18	22	22
		10 646	7 053
Total non-current assets		15 596	11 879
Current assets			
Inventories	Note 19	3 857	3 385
Current receivables			
Trade receivables		828	637
Due from group companies		16 873	5 282
Due from associated companies		82	146
Income tax receivables	Note 11	169	260
Other receivables	Note 18	287	275
Prepaid expenses and accrued income		440	422
		18 679	7 022
Cash and cash equivalents		10	-
Total current assets		22 546	10 407
TOTAL ASSETS		38 142	22 286
Assets pledged	Note 29	-	-

Amounts in SEK M		2005	2004
EQUITY AND LIABILITIES			
Equity			
Non-distributable equity			
Share capital		1 424	1 581
Share premium reserve		-	1 057
Legal reserve		1 611	297
		3 035	2 935
Distributable equity			
Profit brought forward		1 008	802
Profit for the year		3 731	6 914
		4 739	7 716
Total equity	Note 20	7 774	10 651
Untaxed reserves			
Accelerated depreciation	Note 21	2 287	2 115
Tax allocation reserves	Note 22	1 076	1 076
Other untaxed reserves	Note 22	26	13
		3 389	3 204
Provisions			
Provisions for pensions and similar obligations	Note 23	103	97
Provision for taxes	Note 11	133	117
Other provisions	Note 24	143	74
		379	288
Non-current interest-bearing liabilities			
Loans from financial institutions	Note 25	894	378
Loans from group companies	Note 25	39	138
Other liabilities	Note 25	3 075	3 808
		4 008	4 324
Non-current noninterest-bearing liabilities			
Deferred tax liabilities	Note 11	5	7
Other liabilities		9	9
		14	16
Current interest-bearing liabilities			
Loans from financial institutions (overdraft facility)		-	13
Loans from group companies		18 343	220
Other liabilities		1 016	29
		19 359	262
Current noninterest-bearing liabilities			
Advance payments from customers		19	75
Accounts payable		1 110	822
Due to group companies		158	1 418
Due to associated companies		79	36
Other liabilities		78	70
Accrued expenses and deferred income	Note 28	1 775	1 120
		3 219	3 541
TOTAL EQUITY AND LIABILITIES		38 142	22 286
Contingent liabilities	Note 29	11 171	7 195

Parent Company
statement of changes in equity

Amounts in SEK M	Share capital	Share premium reserve	Legal reserve	Distributable equity	Total equity
Equity at 31 December 2003	1 552	23	297	5 737	7 609
Effect of change in accounting policy	-	-	-	28	28
Equity at 1 January 2004, as restated	1 552	23	297	5 765	7 637
Profit for the year	-	-	-	6 914	6 914
Dividend	-	-	-	-2 640	-2 640
Reacquired own shares	-	-	-	-2 048	-2 048
Group contributions	-	-	-	-407	-407
Tax effect of group contributions	-	-	-	114	114
Issues of shares in connection with conversion of loan	26	920	-	-	946
Issues of shares in connection with exercise of options	3	114	-	-	117
Equity-settled share-based payments	-	-	-	18	18
Equity at 31 December 2004	1 581	1 057	297	7 716	10 651
Profit for the year	-	-	-	3 731	3 731
Dividend	-	-	-	-2 717	-2 717
Group contributions	-	-	-	187	187
Tax effect of group contributions	-	-	-	-52	-52
Newly issued C shares	158	-	-	-	158
Redemption of C shares	-158	-	158	-158	-158
Share capital reduction	-58	-	-	58	0
Redemption of shares	-99	-	99	-3 964	-3 964
Transfer from share premium to legal reserve	-	-1 057	1 057	-	0
Exercise of employee options	-	-	-	-73	-73
Equity-settled share based payments	-	-	-	11	11
Equity at 31 December 2005	1 424	-	1 611	4 739	7 774

Parent Company
cash-flow statement

Amounts in SEK M	2005	2004
Cash-flow from operating activities		
Profit before tax	3 732	7 107
Adjustment for depreciation	550	510
Adjustment for items that do not require the use of cash	461	-49
Income tax paid	53	-280
Cash-flow from operating activities before changes in working capital	4 796	7 288
Changes in working capital		
Change in inventories	-472	-716
Change in operating receivables	2 011	2 959
Change in operating liabilities	-409	812
Cash-flow from operating activities	5 926	10 343
Cash-flow from investing activities		
Acquistion of companies and shares	-3 706	-110
Investment in property, plant and equipment	-715	-836
Proceeds from sale of companies and shares	21	17
Proceeds from sale of property, plant and equipment	6	181
Net cash used in investing activities	-4 394	-748
Net cash-flow after investing activities	1 532	9 595
Cash-flow from financing activities		
Change in advances/loans to/from group companies	4 373	-4 903
Proceeds from external borrowings	813	171
Repayment of external borrowings	-128	-205
Reacquisition of own shares	-	-2 048
Issues of shares in connection with exercise of options	-	117
Redemption of own shares	-3 964	-
Exercise of personnel options	-73	-
Dividend paid	-2 717	-2 640
Group contributions	187	-407
Net cash used in financing activities	-1 509	-9 915
Cash-flow for the year	23	-320
Cash and cash equivalents at beginning of year	-13	307
Cash and cash equivalents at end of year	10	-13

Sandvik's risk management

As a global group, with operations in 130 countries, Sandvik is exposed to a range of business as well as financial risks. Accordingly, the management of risks is a process that is important to Sandvik in order to achieve its goals. Effective risk management is a continuous process conducted within the scope of the operational control system and is an integral part of the periodic monitoring.

Risk management is dealt with by Sandvik's Audit Committee and reported back to the full Board.

During 2005, extensive work commenced to integrate the Group's risk management within the framework of strategic and operational management, where risk management shall be a natural part of planning, monitoring and control. Reporting in accordance with this integrated model will commence 1 January 2006. Goals have been established for the integrated risk management. It shall:

- create a heightened risk awareness in the organization, from operational decision-makers to the board of directors. Transparent and consistent reporting of risks shall form the basis for a common approach to what shall be prioritized and managed
- support the Board of Directors and executive management in the strategic decison-making by continuous identification and evaluation of strategic risks
- contribute to improvements in operational decision-making by managers at various levels by securing that operational risks are continuously evaluated and managed
- secure adequate improvements in the control of the company's exposure to risk by implementing a common model and methodology for risk management.

The risk management model covers the following risk areas:

- strategic risks related to industry and markets
- commercial, operational and financial risks
- compliance with external and internal rules and regulations
- financial reporting.

The main components of risk management are identification, measurement, management, reporting, monitoring and control. A control strategy is established for each risk in order to either accept, reduce or eliminate the risk. Formal routines and processes are established for the reporting, monitoring and control of risks.

The risk exposure varies between the various business areas. The Group has established a common risk management model with common definitions, reporting formats and processes, which at the same time makes it possible for each business area to identify and manage its unique risks.

The responsibility to identify, measure and manage the risks that the operations are exposed to rests with each manager with operational responsibilities. A report is regularly prepared setting out the entity's risks and actions taken. This information is consolidated at group level to give a picture of the Group's risk exposure.

LEGAL ISSUES

Litigation

Sandvik is at times party to litigation related to its business operations of greater or lesser proportions. In the ordinary course of business, Sandvik is also party to legal and administrative proceedings related to its responsibility for products, environment, health and security. There are no such proceedings of a material nature.

As with a large number of other companies that market and sell welding electrodes in the US, Sandvik's US subsidiary, Sandvik Inc., is the object of claims in which it is asserted that exposure to welding fumes caused neurological injury. All of these cases involve multiple defendants in addition to Sandvik Inc. To date, Sandvik Inc. has not lost or settled any such claims, and the only costs that it has incurred have been the costs of defending the lawsuits, which have been covered by insurance.

To obtain a favorable result against Sandvik Inc., a plaintiff would have to prove, among other things, that any illness that he or she has suffered was caused by welding electrodes sold by Sandvik Inc. The market share of Sandvik Inc. for welding electrodes in the US is less than 1%, and many of the cases to date against Sandvik Inc. have been dismissed because the plaintiffs could not show that they used Sandvik Inc's welding electrodes. In addition, Sandvik believes that there is no reliable scientific evidence to support the claims in these lawsuits. Notwithstanding its view that these claims are without merit, Sandvik anticipates that it will have to continue to defend itself against claims involving welding fumes.

Protection of intellectual properties

To protect the return on the resources that Sandvik invests in research and development, the Group has a strategy for the active safeguarding of technical advances. Patent infringement and pirating constitute a constant risk that Sandvik carefully monitors. Sandvik asserts its intangible rights through legal processes when necessary.

INSURABLE RISKS

Sandvik has the customary insurance programs with respect to the Group's property and liability risks.

FINANCIAL RISKS

The Board of Directors is responsible for establishing the Group's finance policy which comprises the guidelines, goals and limits for financial management, and the management of financial risks within the Group.

Internal bank operations

Through its comprehensive international operations, Sandvik is exposed to currency, interest and financing risks. There are advantages in the central handling of matters pertaining to financing and financial exposure. Therefore, Sandvik also conducts internal banking operations at its headquarters in Sweden. There are also small units focusing on customer financing in the US and Germany.

The internal bank shall be able to serve the Group companies and the purpose of the bank is to support subsidiaries with loans, investment opportunities and currency-exchange deals, and to act as advisors in financial matters. Most receivables created through internal group sales are transferred to the Swedish bank unit. Since internal sales largely arise in the buying company's local currency, the internal bank attains adequate control over the Group's transaction exposure. The internal bank also runs Sandvik's netting system, and is accountable for international cash management.

The primary objective of the internal banking operations within Sandvik is to manage the financial risks that the company is exposed to in the ordinary course of business, and to ensure that Sandvik can meet all normal liquidity requirements. Only banks with a solid financial position and high credit ratings are accepted as Sandvik's counterparties in financial transactions.

Currency risk

The most significant financial risk that Sandvik is exposed to is currency risk. Foreign-exchange movements affect the company's earnings, shareholders' equity and competitive situation in different ways:

- Earnings are affected when sales and purchases are made in different currencies (transaction exposure).
- Earnings are affected when assets and liabilities are denominated in different currencies (translation exposure).
- Earnings are affected when the financial results of subsidiaries are translated to Swedish kronor (translation exposure).
- Shareholders' equity is affected when the net assets of subsidiaries are translated to Swedish kronor (translation exposure).

Transaction exposure

For an internationally active company such as Sandvik, it is important to offer customers the possibility to pay in their own currencies. As a result, the Group is continuously exposed to currency risks in accounts receivable denominated in foreign currency and in future sales to foreign customers.

Since production is largely located in Sweden, Sandvik in Sweden has large surplus flows of foreign currency, which are exposed to transaction risks. The company also has major exporting production units in other countries, particularly in the euro area, with net flows in currencies other than their own. The Group's net inflow of payments in foreign currencies in 2005 amounted to approximately SEK 17,000 M. Currencies with the largest surpluses are shown in the diagram on page 38.

Flows in 2006 are not expected to be significantly different.

In accordance with Sandvik's guidelines, the flow of foreign currency must be hedged. The first hedging measure always involves using currency received to pay for purchases in the same currency. Furthermore, all major project orders are hedged when received to secure the gross margin. In addition, the anticipated net flow of sales and purchases is hedged through sales and purchases of forward contracts. The hedging horizon for the Group as a whole is normally one to six months, but may be extended to as much as nine months, depending on expectations with respect to foreign-exchange movements. As of 31 December 2005, the average hedging horizon was about four months.

In the hedging of future sales flows, forward contracts are used and, to some extent, currency options. Sandvik's major currency risk would be a significant strengthening of the SEK resulting in a contraction of the value of export flows. Through various combinations of buying and selling options in foreign currencies, the company obtains protection from unexpected declines in the foreign currency's value in relation to the Swedish krona.

The actual value of outstanding forward contracts at year-end are presented below. Shown in the diagram are outstanding contracts in the most important currencies at year-end exchange rates. Unrecognized profits on currency contracts for hedging of future net flows at year-end amounted to SEK 85 M. Of this amount, SEK 69 M pertains to contracts that mature in 2006 and SEK 16 M to contracts maturing in 2007 or later. Hedge accounting in accordance with IAS 39 is applied to the greater part of these hedging transactions.

Translation exposure

Group subsidiaries normally should not have any translation risk in their balance sheets. Sandvik's goal is that a subsidiary's receivables and liabilities in foreign currency shall be balanced (hedged).

As of 31 December 2005, net assets of Group subsidiaries in foreign currencies amounted to approximately SEK 22,500 M. The net assets by currency are shown on page 39.

A subsidiary normally raises intra-group borrowings denominated in its own currency. Its net assets, normally equivalent to its equity, are translated to Swedish kronor at the year-end exchange rate. Differences that arise due to changes in exchange rates since the preceding year-end are reported directly to equity.

Sandvik largely borrows in order to finance foreign subsidiaries' investments. Such borrowing is frequently in a particular currency, whereupon the internal bank lends to the subsidiaries requiring financing in local currencies. Furthermore, subsidiaries deposit excess cash with the internal bank. In these cases, the internal bank's deposits and loans are hedged by currency forward contracts. The Group's net borrowing in various currencies is presented on page 39.

Translation exposure in the earnings of subsidiaries

The earnings of the foreign subsidiaries are translated to Swedish kronor at the average exchange rate for the period during which earnings arise.

NET FLOWS IN FOREIGN CURRENCY, SEK M


2004
2005
5 100
6 100
3 900
4 700
850
1 400
400
800
550
750
2 300
3 250
EUR
USD
AUD
CAD
JPY
Other

SOLD FOREIGN CURRENCY, SEK M


2004
2005
900
1 120
1 850
2 240
650
720
190
490
200
160
240
970
EUR
USD
AUD
CAD
JPY
Other

Exchange-rate sensitivity

As an estimate, it may be stated that a change of plus or minus SEK 0.10 in the USD rate would change Sandvik's operating profit by plus or minus SEK 70 M on an annual basis, under conditions that prevailed at year-end 2005. A change of SEK 0.10 in the rates for EUR and AUD would have comparable effects of SEK 60 M and SEK 30 M, respectively. The change in earnings occurs with a time-lag, since a change in exchange rates does not have an impact until the hedging horizon has passed. Experience shows that foreign-exchange movements often have other indirect effects on earnings that can be difficult to foresee and analyze. The rule of thumb, therefore, should be used cautiously for a company like Sandvik with global production and sales. Refer to the diagram.

SENSITIVITY OF OPERATING PROFIT TO CHANGES IN EUR, USD AND AUD EXCHANGE RATES (2005)


100
60
20
-20
-60
-100
-10
-5
5
10
USD
EUR
AUD
Rate change in SEK 0.01
Operating profit change in SEK M on an annual basis

Interest risk

Interest risk is defined as the risk that changes in market interest rates affect the Group's net financial items adversely. The speed with which a change in interest rate affects net financial items depends on the fixed-interest period of the loans.

The company's exposure to interest-rate fluctuations (interest risk) is considerably less than for currency risk. Interest risk arises in two ways:

- The company may have invested in interest-bearing assets, the value of which changes when the interest rate changes.
- The cost of the company's borrowing fluctuates when the general interest-rate situation changes.

Sandvik has no long-term surplus liquidity and normally does not invest any liquidity in other than current bank deposits/current money-market instruments with maturities of less than 90 days. Accordingly, there is no significant interest risk in the Group's short-term investments.

Changes in interest rates thus mainly affect the cost of the company's borrowings.

The Group's maturity profile and interest rates for outstanding loans are presented in a table on page 40.

Sandvik has entered into a number of interest-rate swaps to affect the interest term. The swaps involve that Sandvik receives a floating 90-day rate and pays a fixed rate on a quarterly basis, normally for a duration of five years. The nominal values of the interest-rate swaps entered into and final maturity are presented in a table on page 40.

NET ASSETS IN FOREIGN CURRENCY, SEK M


2004
2005
9 800
10 600
1 400
2 500
1 000
700
2 000
2 100
700
1 200
3 500
5 400
EUR
USD
GBP
CHF
AUD
Other

BORROWINGS BY CURRENCY, SEK M


2004
2005
0
1 400
3 400
4 240
6 100
7 820
390
290
100
80
450
480
750
360
EUR
USD
SEK
AUD
JPY
GBP
Other

The market value of the interest-rate swap agreements entered into was a negative SEK 23 M at year-end. Hedge accounting in accordance with IAS 39 is applied only to those interest-rate swaps that are directly related to a specific loan.

The Group's average interest rate, including other loans and effects of interest-rate swaps, is about 4.3%.

Sandvik's average fixed-interest term for loans may, in accordance with Group guidelines, vary between three months and 36 months. At year-end, the average term was 34 months (taking into account interest derivative contracts). Since the intention is to retain all loans to their final maturity, they are reported at amortized cost, and are not revalued to the market value when changes in the interest-rate situation occur.

Loan conditions essentially follow customary market terms. In principle, no assets were pledged in connection with the raising of loans. The cases where this did occur are presented in note 29.

The loan portfolio's fair value would change by some SEK 252 M at a change in the market interest rate, over the entire interest rate curve, of one (1) percentage point, given the same volume and fixed-interest term as at year-end 2005.

The Group's maturity profile and interest terms for outstanding loans

SEK M	Effective interest, %	1 year or earlier	2–5 years	Later than 5 years	Total
Bond loans	4.36	1 000	2 340	521	3 861
Commercial papers	3.16	4 300	0	0	4 300
Private Placement	5.14	0	0	2 376	2 376
Other loans		1 923	1 353	861	4 137
Total		7 223	3 693	3 758	14 674

The nominal value of interest-rate swap agreements and final maturity

SEK M	2006	2007	2008	Total
USD	792	594		1 386
EUR			301	301
JPY	68	34		102
SEK	500			500
Total	1 360	628	301	2 289

Fair value of financial assets and liabilties

	Group		Parent Company	
	Carrying value	Fair value	Carrying value	Fair value
Non-current loans from financial institutions	1 684	1 679	894	883
Other non-current liabilities	5 767	5 813	3 075	3 144
	7 451	7 492	3 969	4 027

Liquidity and financing risk

Liquidity and financing risk is defined as the risk that costs will rise and financing possibilities will be limited when loans must be refinanced, and that payment commitments cannot be met as a result of insufficient liquidity.

Sandvik has a credit facility of EUR 1,000 M which matures in 2009. The credit facility has been placed at the company's disposal by a group of banks. The constituent banks also have other dealings with Sandvik. The facility, which is the Group's primary liquidity reserve, was unutilized at year-end. Sandvik deems this facility to be sufficient to meet unexpected events and temporary fluctuations in cash flows during the year.

In addition, the company has a Swedish Medium Term Note program with a program size of SEK 5,471 M. At year-end, bonds in the amount of SEK 3,861 M were outstanding, with an average fixed-interest term of 1.7 years. During the year, Sandvik issued bonds totalling USD 300 M in the US market in a so-called private placement. These bonds mature in 12 and 15 years.

Sandvik has a Swedish commercial-paper program with a program size of SEK 4,000 M. At year-end, SEK 1,991 M were outstanding. The commercial papers had an average remaining term of 50 days.

Sandvik has a European commercial-paper program with a program size of EUR 500 M. At year-end, as measured in SEK, the outstanding amount were SEK 2,309 M.

Since rating of Sandvik's loans was introduced in 1997, Standard & Poors, the international credit rating institute, has maintained its A+ credit rating for Sandvik's long-term borrowing and A-1 for short-term borrowing.

Credit risk

The Group's financial transactions give rise to credit risk in relation to financial counterparties. Credit risk or counterparty risk is defined as the risk for losses if the counterparty does not fulfill its commitments.

Sandvik has entered into agreements with the banks that are most important to the company on such matters as the right to offset receivables and liabilities that arise from financial transactions, so-called ISDA agreements. This means that the company has no significant credit exposure to the financial sector. The company has, on the other hand, a credit risk in the form of outstanding trade receivables. The distribution of the respective business area's invoicing by industry segment implies a good risk spread.

At 31 December 2005, the total nominal value of derivative instruments for purchased and sold currencies amounted to SEK 42,377 M. These derivatives form part of the Group's managing of currency risks in transaction flows and financing.

Sandvik's customers, particularly those of Sandvik Mining and Construction, frequently desire to finance their investments in new equipment with maturities that match the products' expected economic lives. Accordingly, the business area works in close contact with various financial institutions, such as banks and export credit boards, in order to offer customers competitive solutions. In certain cases, Sandvik must then provide a buy-back guarantee, that is promise to repurchase a machine at a value established in advance.

Outstanding buy-back guarantees at year-end amounted to SEK 89 M (58). The company's economic risk, however, is lower since the returned machine has a residual value. During the past few years, Sandvik has offered credits to its distributors and end-customers in NAFTA through its own finance company. The value of outstanding credits in this company was SEK 238 M (119) at year-end.

In addition to the traditional financing of equipment that the customer buys, Sandvik also offers rental machines via operating lease arrangements to customers who only have need for a machine during a shorter period. The net book value of Sandvik's global fleet of rental machines is SEK 671 M (599). During the year, the rental rate was high for these assets.

Raw materials price exposure

Sandvik's operations give rise to risks due to changes in the price of market-quoted raw materials, mainly nickel, tungsten, cobalt and electricity. The nickel price varied significantly during the year and was USD 13,400 per ton at year-end, down USD 1,800 from the end of 2004.

As larger orders are received by Sandvik Materials Technology, the price for market-quoted raw materials included in the order is hedged. Alloy surcharge clauses for nickel in the end-price to the customer mean that changes in raw material prices only to a lesser extent affect the Group's profit for the year. Prices for tungsten rose sharply during the year while the cobalt price dropped. Since most delivery contracts are related to current market price, these effects flowed through to the income statement. The electricity price is continuously hedged through derivatives for Sandvik's large production units in Sweden. The hedging horizon at year-end was about eight months' consumption. The market value of energy derivatives at year-end was about SEK 16 M.

Fair value of financial assets and liabilties

Fair value is based on market prices and is determined under generally accepted methods. When available, official market values at the closing date were used. Translation to SEK was effected at the quoted currency rate at the closing date.

All financial assets, financial liabilities and derivatives are stated at fair value except own long-term and short-term borrowings which are measured at amortized cost. Marking the Company's own borrowings to market would increase the Group's long-term borrowings by SEK 41 M. When measuring interest-bearing liabilities, the Company's Swedish bond loan (SEK 3,861 M) has been remeasured at listed market prices where such prices are available. Other long-term debt has been remeasured based on the difference between the nominal interest rate and current market rate. Short-term loans, which include outstanding commercial papers with a fixed interest period of less than 12 months, have not been revalued.

Accounting policies

and significant judgements and assumptions in the process of applying these policies

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) adopted by the International Accounting Standards Board (IASB) and interpretations of such standards by the International Financial Reporting Interpretations Committee (IFRIC), as endorsed by the EU Commission for application within the European Union. These are the Group's first financial reports prepared fully in conformity with IFRSs. In the transition from the old basis of accounting (previous GAAP), the Group has applied IFRS 1 which is the standard specifying how the transition to IFRSs shall be made. In addition, the standard RR 30, Supplementary accounting standards for group accounts, issued by the Swedish Financial Accounting Standards Council has been applied.

The Parent Company has applied the same accounting policies as those applied in the consolidated financial statements except as set out in the section "Parent Company's accounting policies." The differences in accounting policies are caused by limitations imposed by the Annual Accounts Act and the Law on Safeguarding of Pension Commitments for the Parent Company to apply IFRSs, and in certain cases income tax reasons.

A summary with explanations of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 33.

BASIS OF PRESENTATION

The financial reports are presented on pages 7 – 82. The consolidated financial statements and the Parent Company's annual report were approved for issuance by the Board of Directors on 7 February 2006. The Group's and the Parent Company's income statements and balance sheets are subject to the adoption at the annual meeting of shareholders on 2 May 2006.

The Parent Company's functional currency is Swedish kronor (SEK) which is also the reporting currency of the Parent Company and the Group. Accordingly, the financial reports are presented in SEK. All amounts are given in SEK million unless otherwise stated. Assets and liabilities are stated on a historical cost basis except that certain financial assets and liabilities are stated at their fair value, viz. derivative financial instruments and financial instruments classified as available-for-sale.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year, are further discussed below.

Events after the balance sheet date refer to both favorable and unfavorable events that have occurred after the balance sheet date but before the date the financial reports were authorized for issue by the Board of Directors. Significant non-adjusting events, i.e. events that are indicative of conditions that arose after the balance sheet date, are disclosed in the financial reports. Only adjusting events, i.e. those that provide evidence of conditions that existed at the balance sheet date, have been considered in the preparation of the financial reports.

The accounting policies set out below have, unless otherwise stated below, been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS balance sheet at 1 January 2004 for the purpose of explaining the transition to IFRSs. The accounting polices have been applied consistently by Group entities.

Receivables and liabilities and items of income and expense are offset only when required or expressly permitted in an accounting standard.

CHANGES IN ACCOUNTING POLICIES

The transition to reporting in accordance with IFRSs by the Group is reported in accordance with IFRS 1 and is further explained in note 33.

In accordance with an option in IFRS 1, comparative information is not restated for IAS 39 but this standard is applied prospectively as from 1 January 2005. The effects of this change in accounting policy are set out in note 34. The adoption of IAS 39 increased shareholders' equity by SEK 62 M at 1 January 2005.

EARLY APPLICATION OF IFRSs AND INTERPRETATIONS ISSUED OR AMENDED DURING 2005

The amendment to IAS 39 signifying that certain forecast intragroup transactions may qualify as a hedged item in a cash-flow hedge has been applied in the consolidated financial statements. Under the transition rules, this change has been applied prospectively from 1 January 2005.

Otherwise, no new IFRSs or interpretations have been adopted early.

NEW IFRSs AND INTERPRETATIONS COMING INTO EFFECT IN FUTURE ACCOUNTING PERIODS

In December 2004, IASB modified the accounting treatment of actuarial gains and losses in IAS 19 by adding another option, viz. to recognize actuarial gains and losses in the period in which they occur but outside profit or loss through a direct charge or credit to equity. Sandvik has not yet decided whether to apply this amendment. Except for the effects of application of the amendment to IAS 19, no significant effects on results or financial position are expected from application of other new or revised IFRSs or interpretations.

SEGMENT REPORTING

The Group's operations are organized in a number of business areas based on products and services. The market organization also reflects this structure. The business areas therefore constitute the Group's primary segments while the market areas constitute the secondary segments. In accordance with IAS 14, segment information is presented only on the basis of the consolidated financial statements.

Segment results, assets and liabilities include only those items that are directly attributable to the segment and the relevant portions of items that can be allocated on a reasonable basis to the segment. Unallocated items comprise interest and dividend revenue, gains on disposal of financial investments, interest expense, losses on disposal of financial investments, income tax expense and certain administrative expenses. Unallocated assets and liabilities include income tax receivables and payables, financial investments and financial liabilities.

CLASSIFICATION

Non-current assets, liabilities and provisions essentially consist of amounts expected to be recovered or settled after more than 12 months from the balance sheet date. Current assets and current liabilities essentially consist of amounts expected to be recovered or settled within 12 months from the balance sheet date. The Group's operating cycle is considered to be less than one year.

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities that are controlled by the Parent Company. Control exists when the parent has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account.

Acquisitions of subsidiaries are reported in accordance with the purchase method. Under such method, the acquisition is regarded as a transaction whereby the parent indirectly acquires the subsidiary's assets and assumes its liabilities and contingent liabilities. The acquisition cost to the Group is established in a purchase price allocation analysis. In such analysis, the cost of the business combination is established as are the fair values of recognized identifiable assets, liabilities and contingent liabilities. Any difference between the cost of the business combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities constitutes goodwill, or negative goodwill.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associated companies

Associated companies are those entities in which the Group has significant influence, but not control, over the financial and operating policies, normally a shareholding of not less than 20% and not more than 50% of the voting power. Interests in associated companies are, as from the date significant influence commences, reported in accordance with the equity method in the consolidated financial statements. Under the equity method, the carrying values of interests in associates corresponds to the reported equity of associated companies, any goodwill and any other remaining fair value adjustments recognized at acquisition date. The consolidated income statements includes as "Share of results of associated companies" the Group's share of the associate's income adjusted for any amortization of goodwill, impairment losses and other income statement adjustments arising from the purchase price allocation. The share of an associated company's tax expense or benefits, however, is reported with the Group's tax expense or benefits. Dividends received from an associated company reduce the carrying value of the investment.

Any difference between the cost of the investment and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3 Business Combinations.

The application of the equity method is discontinued on the date that significant influence ceases.

Transactions eliminated on consolidation

Intragroup balances, income and expenses and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealized losses are eliminated in the same way, but only to the extent that there is no evidence of impairment.

FOREIGN CURRENCY

Foreign currency transactions

Transactions in foreign currencies are translated into functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The functional currency is the currency in the primary economic environments in which Group entities operate. The Group comprises the Parent Company, subsidiaries and associated companies. The functional currency of the Parent Company is Swedish kronor (SEK). The Group's presentation currency is also SEK.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to SEK at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to SEK at rates approximating the foreign exchange rates ruling at the dates of the transactions.

Exchange differences arising from the translation of the net investment in foreign operations are recognized directly in a separate component of equity, a translation reserve. Such reserve reflects cumulative translation differences arising as from 1 January 2004, the date of transition to IFRSs. Translation differences arising before that date are included in other components of equity and are not separately disclosed.

Such translation reserve relating to a foreign operation is released into the income statement upon disposal.

FINANCIAL INSTRUMENTS

Recognition and derecognition

A financial asset or a financial liability is recognized on the balance sheet when the entity becomes a party to the contractual provisions of the instrument. Trade receivables are recognized upon issuance of the invoice. A liability is recognized when the counterparty has performed under the agreement and the company is contractually obliged to settle the obligation, even if no invoice has been received. A financial asset (or a portion of a financial asset) is derecognized when the rights under the agreement are realized or have expired, or when control of the contractual rights is lost. A financial liability (or a part of a financial liability) is removed from the balance sheet when the obligation specified in the contract is discharged or otherwise expires. A regular-way purchase or sale of financial assets is recognized and derecognized, as applicable, using trade date accounting. Trade date is the date at which an entity commits itself to purchase or sell an asset.

Measurement

A financial instrument is initially recognized at transaction price equivalent to the fair value of the instrument. The classification of a financial asset determines how it is measured after initial recognition.

The Group classifies its financial instruments based on the purpose for their acquisition. Management decides the classification on initial recognition and reconsiders such classification at each reporting date. Sandvik's holdings of financial instruments are classified as follows:

Investments in shares and participations reflect holdings that are not traded on an active market and are classified as available-for-sale financial assets. Such assets are, after initial recognition, principally measured at their fair values with gains or losses arising from a change in the fair value recognized directly in equity. However, if there is objective evidence that the asset is impaired, the cumulative loss recognized directly in equity is removed from equity and recognized in profit or loss. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are, however, measured at cost, possibly adjusted to recognize an impairment loss.

Non-current receivables and trade receivables reported with current assets are non-derivative financial assets with fixed or determinable payments and they are not quoted on an active market. After initial recognition, these assets are measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivatives that are not designated as a hedging instrument are, after initial recognition, measured at fair value with changes in fair value recognized in profit or loss, i.e. in accordance with the principles for financial instruments held for trading. To a limited extent, Sandvik has entered into foreign exchange contracts not designated as hedging instruments. Also energy derivatives are measured at fair value with gains and losses recognized in profit or loss. Certain interest-rate swaps that Sandvik has entered into do not meet the criteria for hedge accounting and are, therefore, also accounted for in this way and reported in the balance sheet with financial assets or financial liabilities, as applicable. The interest coupon in swaps is reported with interest while the remaining change in fair value is reported with other financial income or expenses. Also the contracts that Sandvik has entered into in relation to its employee stock option programs to limit the effects of future Sandvik share price rises are accounted for in this way.

Derivatives designated as hedging comprise interest-rate swaps and foreign exchange contracts and options and are, after initial recognition, measured at fair value. A number of requisites must be met in order to apply hedge accounting. There must be a clear-cut hedging relationship, formal documentation must be prepared and it must be possible to reliably measure the effectiveness of the hedge.

The accounting for the resulting gains or losses depends on the hedging relationship. Sandvik identifies certain derivatives as either (1) a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), or (2) a hedge of the exposure to variability in cash flows attributable to a highly probable forecast transaction (cash-flow hedge). These latter transactions may also be an intragroup transaction as defined in the amendment to IAS 39 issued by the IASB in April 2005. Changes in the fair value of a derivative designated as a fair value hedge are recognized in profit or loss together with the gain or loss on the hedged item attributable to the hedged risk.

The effective portion of the gain or loss on a hedging instrument designated as a cash-flow hedge is recognized directly in equity. The ineffective portion of the gain or loss is immediately recognized in profit or loss. The cumulative gain or loss recognized in equity is reclassified into profit or loss in the period during which the hedged item affects profit or loss, e.g. when a forecast sale takes place. If the hedged forecast transaction subsequently results in the recognition of a non-financial asset, e.g. inventories or a tangible fixed asset, or a non-financial liability, the associated gains or losses that were recognized directly in equity are removed and included in the initial cost or other carrying amount of the asset or liability.

Sandvik has not entered into any derivatives to hedge a net investment in a foreign operation.

Financial liabilities, i.e. Sandvik's borrowings, are initially measured at fair value net of transaction costs. Borrowings are subsequently measured at amortized cost and any difference between the loan amount (net of transaction costs) and the repayable amount is allocated to profit or loss over the term of the loan using the effective interest rate method. Borrowings are classified as short-term unless the Company has an unconditional right to postpone repayment for at least 12 months after the balance sheet date.

Sandvik has not initially classified any assets as financial assets at fair value through profit or loss and holds no financial assets for trading except that, as discussed above, certain derivatives are accounted for in accordance with the rules for trading assets, nor has the Company any financial investments classified as held-to-maturity investments.

INTANGIBLE ASSETS

Goodwill

Goodwill acquired in a business combination represents the excess of the cost of the business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

On transition to IFRSs, the Company has not applied IFRS retrospectively to business combinations effected before 1 January 2004. Rather, the carrying value of goodwill at that date henceforth constitutes its deemed cost, adjusted only for any impairment losses – see note 33.

Goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortized but tested annually for impairment. Goodwill arising on the acquisition of an associated company is included in the carrying value of such investments.

If in a business combination the fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the difference is immediately recognized in profit or loss.

Research and development

Expenditure on research activities that relate to the obtaining of new scientific or technical knowledge is charged to income as incurred. Expenditure on development activities, whereby the research results or other knowledge is applied to accomplish new or improved products or processes, are reported as an intangible asset in the balance sheet, provided the product or process is technically and commercially feasible and the Company has sufficient resources to complete development, and is subsequently able to use or sell the intangible asset. The carrying value includes expenditure on materials, direct labor and overhead expenses that can be allocated to the asset on a reasonable and consistent basis.

Other expenses for development are charged to income as incurred. In the balance sheet, capitalized development expenditure is stated at cost less accumulated amortization and any impairment losses.

Other intangible assets

Other intangible assets acquired by the Company are reported at cost less accumulated amortization and any impairment losses. Capitalized expenditure for the development and purchase of software for the Group's IT operations are included under this caption. Expenditure for internally generated goodwill and trademarks is reported in the income statement as incurred.

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits. All other expenditure is expensed as incurred.

Amortization of intangible assets

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment on each balance sheet date or as soon as there is an indication that the asset may be impaired. Intangible assets with a finite useful life are amortized as from the date the asset is available for use. The estimated useful lives are as follows:

• Patents and trademarks	10–20 years
• Capitalized development costs	3–7 years
• Software for IT operations	3 years

PROPERTY, PLANT AND EQUIPMENT

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

No borrowing costs are included in the cost of an asset but such costs are charged to income as incurred irrespective of how the borrowed funds were used.

Leased assets

In the consolidated financial statements, leases are classified as either finance leases or operating leases. A finance lease substantially transfers the economic risks and rewards of ownership to the lessee. If that is not the case, the lease is classified as an operating lease.

Assets leased under finance leases are recognized as assets in the consolidated balance sheet. The obligation to pay future leasing fees is reported as interest-bearing long-term and current liabilities. The leased assets are systematically depreciated and the leasing fees are apportioned between interest expense and the reduction of the outstanding liabilities.

Where Sandvik is the lessor under a finance lease, the assets held under such leases are not presented as tangible fixed assets since the risks of ownership have been transferred to the lessee. Rather, the future minimum lease payments are reported as financial receivables.

Subsequent expenditure

Subsequent expenditure on an item of property, plant and equipment is capitalized only when it increases the future economic benefits. All other expenditure is expensed as incurred.

Depreciation

Depreciation is based on cost less estimated residual value. The assets are depreciated over the estimated useful lives. Plant and machinery is generally depreciated on a straight-line basis over 5–10 years, rental assets over 3 years, buildings over 10–50 years, and site improvements over 20 years. Computer equipment is depreciated over 3–5 years on the diminishing balance method.

If an item of property, plant and equipment is comprised of parts with different useful lives, each such significant part is depreciated separately.

IMPAIRMENT AND REVERSALS OF IMPAIRMENT

Assets with an indefinite useful life are not amortized but tested for impairment annually. Assets that are amortized or depreciated are tested for impairment whenever events or changed circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the amount by which the carrying amount of an asset exceeds its recoverable amount, which is the greater of the net selling price and value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses recognized in respect of a cash-generating unit (or group of units) are allocated first to reduce the carrying amount of any goodwill allocated to the unit (group of units) and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill and indefinite-lived intangible assets were tested for impairment at 1 January 2004, the date of transition to IFRSs, even though no indication of impairment existed.

An impairment loss in respect of tangible and intangible fixed assets is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment loss had been recognized.

Impairment – and any reversal of impairment – of certain other assets, e.g. financial assets under the scope of IAS 39, inventories, plan assets held by a long-term employee benefit fund and deferred tax assets, are tested in accordance with the respective standard.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value, with due consideration of obsolescence. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Cost is based on the first-in/first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

EQUITY

When the Company's shares are reaquired, the amount of the consideration paid is recognized as a change in equity. A subsequent cancellation of the shares reduces the share capital. If reaquired shares are reissued, the consideration directly increases shareholders' equity.

Dividends are recognized as a liability in the period in which they are declared at a shareholders' meeting.

EMPLOYEE BENEFITS

The Group's pension plans

The Group sponsors a number of defined-contribution and defined-benefit pension plans, some of which with plan assets held by separate foundations or equivalent. A number of Group companies also provide post-employment medical benefits. These plans are generally financed through payment by the respective Group company and its employees. The Group's Swedish entities are members of the ITP Plan, which is not based on any payments by the employees.

Defined-contribution plans

Obligations for contributions to defined-contribution plans are recognized as an expense in the income statement as incurred.

Defined-benefit plans

The pension cost for a defined-benefit plan is calculated using the Projected Unit Credit Method in a manner that distributes the cost over the employee's service period. The cost of medical benefits is also calculated in this manner. The calculation is performed annually by independent actuaries. The commitments are thus measured at the present value of the expected future disbursements, thereby taking the value of future salary increases into consideration, using a discount rate that is equivalent to the interest rate for first-class corporate or government bonds with a remaining term approximating that of the actual commitments. For funded plans, the fair value of the plan assets reduces the calculated commitment. If the net amount so determined is an asset, the recognized value of the asset is limited to the total of any cumulative unrecognized net actuarial losses and past service cost, and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. This policy is applied for the most significant defined-benefit plans in the Group. A few plans, that neither individually nor in the aggregate are significant in relation to the Group's pension commitments, continue to be reported in accordance with local regulations.

Commitments for old-age pensions to Swedish salaried employees under the ITP Plan are generally provided for under the so-called FPG/PRI system. The commitments for family pension, also classified as a defined-benefit plan, are, however, insured with Alecta. Sufficient information to use defined-benefit accounting for this plan has not been available but these pension benefits insured with Alecta are accounted for as if the plan were a defined-contribution plan. At the end of 2005, Alecta reports a plan surplus of 129% (128%). Such surplus reflects the fair value of Alecta's plan assets as a percentage of plan commitments, then measured in accordance with Alecta's actuarial assumptions which are different from those in IAS 19. Alecta's surplus may be distributed to the members of the plan and/or the plan participants.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by the employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

All cumulative actuarial gains and losses at 1 January 2004, the date of transition to IFRSs, have been recognized. For actuarial gains and losses arising on the calculation of the Group's commitments for pension plans after that date, the so-called corridor rule is applied. This means that only the portion of the actuarial gains or losses, that exceeds the greater of 10% of the present value of the benefit obligation and 10% of the fair value of any plan assets, is recognized as income or expense over the expected average remaining working lives of the employees participating in the plan. Otherwise, actuarial gains and losses are not recognized.

When there is a difference between the pension cost recognized in the separate financial statements of an entity and in the consolidated financial statements, a provision or a refundable claim for payroll tax on pension costs calculated on such difference is recognized. Such calculation is not discounted to present value.

Termination benefits

A provision is recognized relating to termination of employees only when the entity is committed to terminate the employment before the normal retirement age or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. In those cases when the Company terminates employment, a detailed plan is prepared that as a minimum includes the location, function and approximate number of employees and the termination benefits for each job classification or function, and the time at which the plan will be implemented.

Share-based payments

A share option program allows employees to acquire shares in the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date spread over the vesting period. The fair value of the options is measured using the Black & Scholes formula, taking into account the terms and conditions upon which the options were granted. Sandvik's option programs contain no other vesting conditions than that the employee shall remain in the entity's employ at the end of the three-year vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Cash-settled options result in a commitment to employees measured at fair value recognized as an expense and a liability. The fair value is initially measured at grant date and is allocated over the vesting period. The fair value of the cash-settled options is calculated in accordance with the Black & Scholes formula, taking into account the terms and conditions of the rights. The fair value of the liability is re-measured at each reporting date and at the date of settlement, with any changes in fair value recognized as an employee expense in the income statement.

Social costs relating to share-based payments to employees are expensed over the accounting periods during which the services are provided. The charge is based on the fair value of the options at the reporting date. The fair value is calculated using the same formula as that used when the options were granted.

PROVISIONS

A provision is reported in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, the provision is determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Site restoration

In accordance with the Group's published environmental policy and applicable legal requirements, a provision for estimated clean-up costs is recognized when the land is contaminated.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group are lower than the unavoidable cost of meeting its obligations under the contract.

CONTINGENT LIABILITIES

A contingent liability is reported when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events or when there is a present obligation that can not be reported as a liability because it is not probable that an outflow of resources will be required, alternatively the amount of the obligation cannot be measured with sufficient reliability.

REVENUE

Sales and service revenue

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, that is, normally in connection with delivery. If the product requires installation at the buyer, and installation is a significant part of the contract, revenue is recognized when the installation is completed. Buy-back commitments may entail that sales revenue cannot be recognized if the agreement with the customer in reality implies that the customer has only rented the product for a certain period of time.

Revenue from service assignments is normally recognized in connection with the rendering of the service. Revenue from service and maintenance contracts is recognized in accordance with the percentage of completion method. The stage of completion is normally determined based on the proportion that costs incurred to date bear to the estimated total costs of the assignment.

Construction contracts

Construction contracts exist to some extent, mainly in the Sandvik Mining and Construction business area and the Process Systems product area. As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognized in the income statement in proportion to the stage of completion of the contract. The stage of completion is determined based on the proportion that contract costs incurred to date bear to the estimated total contract costs. Expected losses are immediately recognized as an expense.

Other revenue

Revenue in the form of royalty is recognized based on the financial substance of the agreement.

Government grants

Government grants are recognized in the balance sheet when there is reasonable assurance that the grant will be received and that the entity will comply with the conditions attaching to them. Grants are recognized as income in the same way and over the same periods as the related costs which they are intended to compensate, on a systematic basis. Grants related to assets are presented by deducting the grant in arriving at the carrying value of the asset.

OPERATING AND FINANCIAL COSTS AND EXPENSES

Operating lease payments

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Variable fees are charged to income as incurred.

Financial income and expenses

Financial income and expenses comprise interest income on bank deposits, receivables and interest-bearing securities, interest expense on borrowings, dividend income, exchange rate differences, and unrealized and realized gains and losses on financial instruments and derivatives used in finance operations.

Interest income on receivables and interest expense on borrowings are recognized using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or liability. Also the interest rate component of finance lease payments is recognized using the effective interest rate method. Interest income includes allocations of transaction costs, any rebates, premiums and other differences between the initially recognized amount of a receivable and the amount that eventually fall due.

Issue expenses and similar direct transaction costs incurred when raising a loan are allocated over the term of the loan.

Dividend income is recognized when the shareholder's right to receive payment is established.

Borrowing costs are not capitalized as part of the cost of assets.

INCOME TAX

Income tax comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill arising on business combinations, the initial recognition of assets or liabilities that affect neither accounting, nor taxable profit, and differences relating to investments in subsidiaries and associated companies to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset relating to deductible temporary differences and net operating losses is recognized only to the extent that it is probable that future taxable profits will be available, against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Any additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

CASH-FLOW STATEMENT

Payments and receipts are presented by activities: operating activities, investing activities, and financing activities. Cash flows from operating activities are reported using the indirect method.

Changes during the year in operating assets and liabilities are adjusted for the effects of exchange rate movements. Acquisitions and divestments are reported with investing activities. The assets and liabilities held by acquired or divested entities at the transfer date are not included in the analysis of changes in working capital, nor in changes in balance sheet items reported with investing and financing activities.

In addition to cash and bank, cash and cash equivalents include short-term investments, the conversion of which to bank funds can be accomplished at an amount that is largely known in advance. Liquid funds thus include short-term investments with a maturity of less than three months.

PARENT COMPANY'S ACCOUNTING POLICIES

The Parent Company has prepared its annual report in accordance with the Annual Accounts Act (1995:1554) and the standard, RR 32 Reporting by a legal entity, issued by the Swedish Financial Accounting Standards Council. Under RR 32, the Parent Company in its annual report shall apply all the IFRSs and interpretations approved by the EU to the extent possible within the frame of the Annual Accounts Act, also considering the close tie between financial reporting and taxation. The application of RR 32 has, as compared with earlier applied standards RR 1 – RR 29, not resulted in any changes in accounting policies since the adaptations to the Swedish circumstances that were embodied in the earlier standards have essentially been transferred to RR 32. RR 32 in addition deals with the IFRSs that had earlier not been codified by the Council, including – as applicable to Sandvik – IAS 39 and IFRS 2. Taken together, this results in differences between the accounting policies applied in the consolidated financial statements and those applied by the Parent Company in the following areas.

Changes in accounting policies

Changes in the accounting policies adopted by the Parent Company have been presented in accordance with the transition rules of the respective standard as required by IAS 8. These changes are set out in note 33.

Shares in group companies and associated companies

The Parent Company reports shares in group companies and associated companies in accordance with the cost model. Revenue comprise only dividends received, provided such dividends are derived from post-acquisition earnings. Dividends in excess of such earnings are considered a recovery of part of the cost of the equity securities which reduces the carrying value.

Financial instruments

The Parent Company does not apply the measurement rules of the current version of IAS 39 but since 2005 applies Chapter 4, paragraphs 14a – 14e whereby derivative instruments and other financial instruments are stated at fair value with the exception of those instruments mentioned in paragraph 14b. This has been reported as a change in accounting policy.

Property, plant and equipment

The Parent Company reports items of property, plant and equipment at cost less accumulated depreciation and any impairment losses, i.e. as in the consolidated financial statements, but increased by any revaluation.

Leased assets

The Parent Company reports all lease contracts as operating leases.

Intangible assets

The Parent Company recognizes all expenditure for research and development in the income statement.

Employee benefits

The Parent Company calculates expenses for defined-benefit pension plans differently from the manner prescribed in IAS 19. The Parent Company applies the Law on Safeguarding of Pension Commitments and regulations issued by the Swedish Financial Supervisory Authority, which is a requisite for income tax purposes. Compared to IAS 19, the most significant differences relate to the determination of the discount rate, the fact that the obligation is calculated based on the current salary level disregarding assumptions about future levels, and the immediate recognition of actuarial gains and losses in the income statement.

Income tax

The Parent Company reports untaxed reserves including the deferred tax component. In the consolidated financial statements, untaxed reserves are reported in their equity and deferred tax components.

Group contributions and shareholders' contributions in legal entity accounts

The Parent Company reports group contributions and shareholders' contributions in accordance with the pronouncement of the Swedish Financial Accounting Standard Council's task group. Shareholders' contributions are reported directly in the recipient's equity whereas the contributor capitalizes the contribution with shares and participations, to the extent that the recognition of an impairment loss is not required. Group contributions are reported in accordance with their financial substance. This means that group contributions paid to minimize the Group's overall income tax burden are reported directly in retained earnings net of the related tax effect.

Anticipated dividends

Anticipated dividends from subsidiaries are recognized in case the Parent Company unilaterally may decide the size of the dividend and provided that the Parent Company has made such decision before it issued its financial reports.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

In order to prepare the financial reports, management and the Board make various judgements and estimates that can significantly affect the amounts recognized in the financial statements for assets, liabilities, revenues and expenses and other information, for instance relating to contingent liabilities. The judgments and estimates discussed in this section are those deemed to be most important for an understanding of the financial statements, considering the level of significant estimations and uncertainty. The conditions under which Sandvik operates are gradually changing meaning that the estimates also change.

Impairment tests of goodwill

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value of goodwill has been impaired, for example due to change in the business climate or a decision to divest or abandon certain activities. In order to determine if the value of goodwill has been impaired, the cash-generating unit to which goodwill has been allocated must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historic results, business plans, forecasts and market data. This is further described in note 13. As can be deduced from such description, changes during 2006 in the conditions for these judgements and estimates could significantly affect the assessed value of goodwill.

Impairment tests of other fixed assets

Sandviks tangible and intangible assets – excluding goodwill – are stated at cost less accumulated depreciation and any impairment losses. Sandvik has not identified any intangible assets with indefinite useful lives. The assets are depreciated over the estimated useful lives to their estimated residual values. Both the estimated useful life and the residual value are reviewed at least at each financial year-end.

The carrying value of the Group's fixed assets are tested for impairment whenever events or changes in circumstance indicate that the carrying value will not be recovered. The carrying value of intangibles assets not yet available for use is tested annually. If such analysis indicates an excessive carrying value, the recoverable amount of the asset is estimated. The recoverable amount is the higher of the asset's fair value less costs to sell, and its value in use. Value in use is measured as the discounted future cash flows of the asset, alternatively the cash-generating unit to which the asset belongs. The rental fleet of Sandvik Mining and Construction is particularly observed considering its dependence on the business climate in the mining industry and the risk that rental agreements may be cancelled. The carrying value of the rental fleet at the end of 2005 was SEK 671 M.

A call for an impairment test arises also in connection with the classification of a non-current asset as held for sale, when it shall be re-measured at the lower of its carrying amount and fair value less cost to sell.

Property, plant and equipment and intangible assets – excluding goodwill – comprise about 30% of the Group's assets (see note 13). Impairment losses during 2004 and 2005 were not significant, but losses may arise if forecasts of future cash flows are changed due to changes in the business model and strategy, the competitive situation or legal conditions for the operations.

Pension assumptions

Actuarial assumptions are important ingredients in the actuarial methods used to measure pension obligations and they can significantly affect the reported net liability and the annual pension cost. Two critical assumptions – the discount rate and the expected return on plan assets – are essential for the measurement of both the expense of the current year and the present value of the defined-benefit obligations. These assumptions are reviewed at least annually for each pension plan in each country. Other assumptions, which may relate to demographic factors such as pension age, mortality rates and employee turnover are reviewed less frequently. The actual outcome often differs from the actuarial assumptions for economic or other reasons.

The discount rate is used to measure the present value of future cashflows at the measurement date. This rate shall be determined by reference to market yields at the balance sheet date on high quality corporate bonds or, if there is no deep market for such bonds, the market yields on government bonds. A lower discount rate increases the present value of the pension obligation and the annual pension cost.

In order to determine the expected rate of return on plan assets, the Company considers the current and anticipated categories of plan assets as well as historic and expected returns on the various categories.

Considering current interest rate levels, Sandvik lowered the discount rate 2005 from a weighted average rate of 5.2% in 2004 to 4.6%. The actual weighted average return on plan assets was 12.3% in 2005 compared to 6.1% in 2004.

Income tax

Significant estimates are made to determine both current and deferred tax liabilities/assets, not least the value of deferred tax assets. The Company then must determine the possibility that deferred tax assets will be utilized and offset against future taxable profits. The actual results may differ from these estimates, for instance due to changes in the business climate, changed tax legislation, or the outcome of the final review by tax authorities and tax courts of tax returns. Sandvik at 2005 year-end reports deferred tax assets of SEK 1,319 M. Further, the Group has additional tax loss carryforwards of about SEK 1,250 M for which no deferred tax assets were recognized since utilization of these losses was not deemed probable. These amounts do not include the value of future possible deferred tax assets, the value of which cannot at present be estimated. A change in the estimate of the possibility for utilization thus can affect results both positively and negatively. The expenditure recognized as a provision for ongoing tax litigations is based on management's best estimate of the outcome and amounts to SEK 1,020 M at the end of 2005.

Disputes

Sandvik is – besides the tax litigations set out above – party to a number of disputes and legal proceedings in the ordinary course of business. Management consults with legal experts on issues related to legal disputes and with other experts within as well external to the Company on issues related to the ordinary course of business. It is management's best estimate that neither the Parent Company, nor any subsidiary, is involved in legal proceedings or arbitration that may be deemed to have a materially negative effect on the business, the financial position or results of operations.

For additional information on risks related to legal issues, see page 36.

CRITICAL JUDGEMENTS IN APPLYING THE GROUP'S ACCOUNTING POLICIES

Reference is made to the above description of accounting policies which – among several possible alternatives – sets out the policies that the Company has chosen to apply. Management would in particular draw attention to the following:

Accounting for actuarial gains and losses

Under IAS 19, it is allowed not to immediately recognize actuarial gains and losses related to defined-benefit pension plans in the income statement but to recognize only that part of such gains and losses that fall outside of a corridor of plus/minus 10% of the greater of the present value of the defined-benefit obligation and fair value of the plan assets. Also any systematic method that results in faster recognition of actuarial gains and losses is possible, including immediate recognition in the income statement. Sandvik has chosen to apply the corridor approach and to recognize gains or losses outside the corridor over the expected average remaining working lives of the employees participating in the plan. Unrecognized actuarial losses at 2004 and 2005 year-ends amounted to SEK 195 M and SEK 778 M, respectively.

DEFINITIONS

Earnings per share

Profit for the year attributable to equity holders of the Parent Company divided by the average number of shares outstanding during the year.

Equity ratio

Shareholders' equity and minority interests in relation to total capital.

Net debt/equity ratio

Interest-bearing current and long-term liabilities (including provisions for pensions) less liquid assets divided by the total of shareholders' equity and minority interests.

Rate of capital turnover

Invoiced sales divided by average total capital.

Return on equity

Profit for the year as a percentage of average equity during the year.

Return on capital employed

Profit after financial income and expenses, plus interest expenses, as a percentage of average total capital, less noninterest-bearing liabilities.

Notes

TO THE CONSOLIDATED AND PARENT COMPANY FINANCIAL STATEMENTS

(Amounts in SEK million, unless otherwise stated)

NOTE 1. SEGMENT INFORMATION

1.1 Information on business segments/business areas

	Sandvik Tooling		Sandvik Mining and Construction		Sandvik Materials Technology		Seco Tools		Corporate		Eliminations		Group total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue														
External revenue	20 847	19 227	20 560	16 617	17 003	14 424	4 919	4 312	41	30			63 370	54 610
Internal revenue	259	184	18	135	490	164	18	21	1 113	1 461	-1 898	-1 965	0	0
Group total	**21 106**	**19 411**	**20 578**	**16 752**	**17 493**	**14 588**	**4 937**	**4 333**	**1 154**	**1 491**	**-1 898**	**-1 965**	**63 370**	**54 610**
Share of results of associates	**4**	**8**	**63**	**39**	**25**	**75**			**-3**				**89**	**122**
Operating profit by business area	**4 420**	**3 864**	**2 654**	**1 829**	**1 729**	**1 354**	**1 100**	**840**	**-371**	**-309**			**9 532**	**7 578**
Net financing cost													-713	-701
Income tax expense													-2 427	-1 766
Profit for the year													**6 392**	**5 111**
Other disclosures														
Assets	17 818	15 537	14 808	12 199	16 139	14 661	3 863	3 692	2 782	2 495			55 410	48 584
Investments in associates	12	12	135	83	331	310	6	8					484	413
Segment assets	17 830	15 549	14 943	12 282	16 470	14 971	3 869	3 700	2 782	2 495			55 894	48 997
Unallocated assets													3 668	2 377
Total assets													**59 562**	**51 374**
Segment liabilities	4 247	3 450	4 284	3 342	3 300	2 919	961	1 687	3 090	1 966			15 882	13 364
Unallocated liabilities													19 173	14 459
Total liabilities													**35 055**	**27 823**
Capital expenditure	1 538	1 259	900	633	679	711	377	248	171	116			3 665	2 967
Depreciation	-997	-881	-743	-669	-570	-524	-268	-269	-84	-59			-2 662	-2 402
Impairment losses	-40	-47				-100	-10						-50	-147
Other non-cash expenses	-16	-72	-66	-204	-8	-74	-22	-33	-39	-211			-151	-594

All transactions between the business areas are effected on an arm's length basis.

1.2 Information by market area

	Europe		NAFTA		South America		Africa, Middle East		Asia, Australia		Group total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
External revenue	28 729	26 141	12 643	10 651	3 552	2 757	3 994	3 454	14 452	11 607	63 370	54 610
Total assets	39 385	35 904	8 670	6 818	2 584	1 632	1 753	1 446	7 170	5 574	59 562	51 374
Direct capital expenditure	2 430	2 213	490	228	230	144	143	88	372	294	3 665	2 967

External segment revenue is based on the geographical location of the customers.
The reported amounts for segment assets and investments during the year are based on the location of the assets.

NOTE 2. CATEGORIES OF REVENUE

	Group		Parent Company	
	2005	2004	2005	2004
Sale of goods	57 788	48 894	15 157	12 897
Contract revenue	2 118	2 362	0	4
Rendering of services	2 789	2 858	72	83
Rental income	675	496	13	0
Total	63 370	54 610	15 242	12 984

	Group	
Construction contracts	2005	2004
Contract costs incurred and recognized profits (less recognized losses)	3 541	2 049
Advances received	76	71
Retentions	27	18
Gross amount due from customers for contract work	614	458
Gross amount due to customers for contract work	167	117

NOTE 3. PERSONNEL INFORMATION AND REMUNERATION TO MANAGEMENT AND AUDITORS

3.1 Average number of employees

	Group				Parent Company			
	2005		2004		2005		2004	
	Total	women %	Total	women %	Total	women %	Total	women %
Sweden	10 116	19	9 928	19	7 268	17	7 106	17
Rest of Europe	13 300	19	13 132	19	5	40	7	38
Total, Europe	23 416	19	23 060	19	7 273	17	7 113	17
NAFTA	5 414	20	5 437	19	-	-	-	-
South America	2 435	12	2 171	11	1	-	1	-
Africa, Middle East	2 333	10	2 027	11	-	-	-	-
Asia, Australia	5 418	14	4 978	14	-	-	-	-
Total	39 016	17	37 673	17	7 274	17	7 114	17

3.2 Absence due to sickness, Parent Company

	2005 %	2004 %
Total absence due to sickness as a percentage of regular working hours	5.8	6.3
Share of total absence due to sickness pertaining to continuous sick leave for 60 days or more	55.5	60.9
Absence due to sickness as a percentage of each group's regular working hours:		
Absence due to sickness by gender:		
Men	5.0	5.5
Women	9.1	10.0
Absence due to sickness by age category:		
Age 29 or younger	3.6	3.9
Age 30 to 49	5.1	5.5
Age 50 or older	7.6	8.5

3.3 Wages, salaries, other remunerations and social costs

	Group		Parent Company	
	2005	2004	2005	2004
Wages, salaries and other remunerations	13 161	11 861	2 630	2 389
Social costs	3 970	3 876	1 287	1 194
(of which pension costs)	-1 184	-892	-380	-366
Employee profit sharing	150	150	132	130
Total	17 281	15 887	4 049	3 713

SEK 47 M (36) of the Group's pension costs relate to boards and presidents. The Group's pension liability to these persons amounted to SEK 149 M (222). Correspondingly, SEK 11 M (6) of the Parent Company's pension costs relate to the Board of Directors and presidents. The Parent Company's pension liability to these persons amounted to SEK 63 M (62).

3.4 Wages, salaries and other remunerations by market area

	Group		Parent Company	
	2005	2004	2005	2004
Sweden	3 625	3 322	2 628	2 386
Rest of Europe	5 185	4 673	1	2
Total, Europe	8 810	7 995	2 629	2 388
NAFTA	2 236	2 136	-	-
South America	353	251	0	0
Africa, Middle East	469	364	1	1
Asia, Australia	1 293	1 115	-	0
Total	13 161	11 861	2 630	2 389
of which to boards of directors and presidents:				
Salaries and remunerations	308	283	26	17
of which variable salary	55	37	7	2

3.5 Information on benefits to Board members and senior executives

Principles

The principles for remunerations to Sandvik's senior executives are designed so as to ensure that Sandvik from a global perspective can offer remunerations at the market rate which can attract and retain qualified members.

Components of remunerations

The total remuneration package is distributed between fixed salary, annual variable salary, long-term variable salary, pension and other benefits, e.g. free residence and company car, health insurance and termination benefits. It is intended that the components together will form a well-balanced remuneration and benefit program that reflects the individual's performance and responsibility as well as the Group's earnings trend.

Preparation and decision-making process

Issues relating to Executive Group Management's remunerations are prepared by the Board's Remuneration Committe. The committee met three times during the year. Issues dealt with include the distribution

Remunerations and other benefits during the year [1]

SEK	Basic salary/ Directors' fee	Annual variable salary	Other benefits [2]	Pension costs	Financial Instruments [3]	Total
Board Chairman Clas Åke Hedström	1 100 000 [4]	-	-	1 668 000 [5]	5 406 716	8 174 716
President and CEO Lars Pettersson	5 970 847 [6]	4 125 000 [7]	275 328	6 862 000 [8]	4 060 926	21 294 101
Other senior executives [9]	13 968 186	8 662 500 [7]	1 425 896	10 300 000	5 078 365	39 434 947
Total	21 039 033	12 787 500	1 701 224	18 830 000	14 546 007	68 903 764

1) Expensed during 2005.
2) Other benefits largely pertain to free residence and company car.
3) Value of personnel options exercised during the year calculated as the difference between the exercise price and the share price at exercise date.
4) Expensed during 2005, payable during 2006. Fees paid to the Chairman during 2005 amounted to SEK 1,025,000, SEK 975,000 of which directors' fee and SEK 50,000 fee for work with the Remuneration Committe, and were expensed during 2004.
5) Pension to the Chairman is being paid under an earlier employment contract.
6) In addition to basic salary, SEK 470,847 was paid, largely as settlement for a vacation pay liability.
7) Expensed during 2005 and expected to be paid during 2006. During the year, variable salaries in a total amount of SEK 10,145,750 expensed during 2004 were paid, SEK 3,881,250 of which to the CEO.
8) The 2005 pension cost increase for the President is explained partly by an adjustment of too low premium payments under the scheme for years before 2005, partly by new regulations under which the cost for the pension commitment between age 60 – 65 as from 2005 is calculated on a straight-line basis.
9) Pertains to the following persons in 2005: Peter Larson, Peter Gossas, Anders Thelin, Carina Malmgren Heander, Lars Josefsson and Per Nordberg.

between fixed and variable salary, the size of any salary increases and long-term variable salary. The Board has discussed the Committee proposals and decided guided by such proposals.

The President's remuneration package for 2005 was set by the Board based on the Committe's proposal. Remunerations to other senior executives were decided by the President after consultation with the Committee. The Remuneration Committee performed its tasks supported by expertise on remuneration levels and structures. For information on the composition of the Committee, see page 22.

Remunerations to the Board and senior executives

Board

Fees to the Chairman and other external Board members are paid in accordance with the decision at the annual meeting of shareholders. No board fees are paid to the President and the employee representatives.

President and other senior executives

The remuneration package for the President and other senior executives comprises fixed salary and variable salary with two components: an annual component based on achieved performance goals and a long-term component. In addition they receive other benefits and pension. Other members of senior executive management are those who, in addition to the president, comprise the Group Executive Management, the detailed composition of which is set out in page 86.

Salary

The fixed salary, which is individual and differentiated considering responsibility and performance, is determined considering market conditions and is reviewed each year.

The annual component of variable salary is based on the achievement of goals that are determined each year. The goals are mainly related to the financial results of the Company but also to measurable goals within each individual's area of responsibility. Members of the Group Executive Management may receive a short-term variable salary corresponding to a maximum of 50 – 75% of the fixed salary. For information on the long-term variable salary, see below.

Pension

The pension system for members of the Group Executive Management is comprised of three parts: a basic part in the form of the ITP Plan with pension age 65, a supplementary defined-contribution scheme, and a defined-benefit pension between age 60 – 65 for the President and between age 62 – 65 for the other members.

Termination benefits

In the event that the Company terminates the employment, and provided the termination is not caused by gross negligence, the executives are entitled to severance pay. The severance pay equals 12 – 18 months' salaries for persons aged less that 55 and 18 – 24 months' pay for persons aged 55 or more. Any other earned income is offset against the severance pay.

Remunerations and other benefits during the year

In accordance with the decision at the annual meeting of shareholders, the total fee to the external directors elected at the meeting amounts to SEK 3,150,000. Of this amount, SEK 1,050,000 (on an annual basis) is payable to the Chairman of the Board and SEK 350,000 to each of the other external Board members (Georg Ehrnrooth, Sigrun Hjelmquist, Egil Myklebust, Arne Mårtensson, Lars Nyberg and Anders Nyrén).

In addition to these amounts, the annual meeting resolved that an additional fee of SEK 50,000 should be paid to each member of the Remuneration Committee and the Audit Committee that was not employed by the Company (Clas Åke Hedström, Egil Myklebust, Arne Mårtensson, Anders Nyrén, Georg Ehrnrooth and Sigrun Hjelmquist).

Effective 1 January 2005, President and CEO Lars Pettersson is paid an annual fixed salary of SEK 5,500,000, and receives benefits in the form of free residence and company car. In addition, a variable salary of maximum 75% of the fixed salary is paid. The variable salary for 2005 is estimated at SEK 4,125,000, which is the amount expensed during the year.

Lars Pettersson is entitled to retire with pension at age 60. His pension between age 60 – 65 will amout to 65% of the fixed salary up to 30 price base amounts and 50% of fixed salary in excess of 30 price base amounts, although maximum 85% of the estimated lifelong pension from the age of 65. Such 85% ceiling has been increased to 95% as from 1 January 2006. Pension from age 65 is made up by the ITP Plan and a supplementary defined-contribution plan under which the Company each year contributes 40% of the fixed salary in excess of 20 price base amounts. Moreover, an agreement has been reached covering severance pay in the event the Company terminates the employment. The severance pay equals 18 months' fixed salary in addition to the six-month notice period.

For the other members of Group Executive Management, pension age is 62 years. Pension between age 62 – 65 will amount to 65% of the fixed salary up to 30 price base amounts and 50% of fixed salary portions between 30 and 50 price based amounts. As from 1 January 2006, the pension entitlement between age 62 – 65 is supplemented with 25% of fixed salary in the interval 50 – 100 price base amounts.

For the other members of Group Executive Management, pension is made up by the ITP Plan and a supplementary defined-contribution plan under which the Company each year contributes 20 – 30% (depending on age) of fixed salary portions in excess of 20 price base amounts. Moreover, agreements have been reached covering severance pay in the event the Company terminates the employment. The severance pay equals 12 – 18 months' fixed salary in addition to the six-month notice period. For the President and other members of Group Executive Management, any other earned income is offset against the severance pay.

Profit sharing

To promote a behavior that is favorable to the Group's long-term development and also stimulates continued employee loyalty, Sandvik since 1986 has a profit-sharing system for all employees at wholly-owned companies in Sweden. The Group's return during 2005 meant that the maximum amount, SEK 150 M, was allocated to the profit-sharing foundation.

Long-term variable salary

Share-based payments

As part of the total remuneration program, a program was established in year 2000 to offer a long-term variable salary to some 300 international executives and specialists in the Group. The program is based on an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation is based on Sandvik's return on capital employed during the preceding year. While the grant as such is free of charge, the option holder must pay an exercise price set for the shares. The program is based on existing shares and, therefore, will not require the issue of new shares.

Allotments under the program were made during years 2000 – 2004. When the exercise period for the year 2000 program expired in February 2005, the quoted share price was lower than the exercise price and, therefore, no options were utilized. During 2005, it was possible to utilize options granted in years 2001 and 2002.

The expense for share-based payments, including related social security costs, recognized in the income statement during 2005 was SEK 74,827,000.

Under a swap agreement entered into with a bank, the Company has secured the acquisition of 1,800,000 Sandvik shares at a price of SEK 234. Out of that number, 672,364 shares were acquired during 2005. Under a call option, additionally 270,000 shares have been secured at a price of SEK 267.50. These measures limit the effect of future increases in the market price of the Sandvik share on the Company's costs for the program. These financial measures have affected the current year's result positively by SEK 171,263,000. Accordingly, the share option program and the related financial measures have positively affected reported 2005 results by SEK 96,436,000.

The design of future long-term variable salary

The Board decided no to initiate a new program for long-term variable salary for fiscal year 2005. During 2005, the Board initiated work to evaluate alternative future long-term programs as part of the Company's terms for remunerations to senior executives. The Board expects to consider a proposal for such terms during 2006.

Breakdown of share-based payments (option programs)

The Group

Allotted and exercisable options at 2005 year-end are presented in the following table:

Option program	Date granted	Exercise period	Exercise price SEK	Options allotted	Exercisable options	Settlement method[1]
2001	2001-02-15	2004-02-16 – 2006-02-15	254.90	1 442 200	130 100	Delivery of shares
2002	2002-02-15	2005-02-16 – 2007-02-15	254.90	756 000	237 900	Delivery of shares
2003	2003-02-15	2006-02-16 – 2008-02-15	202.70	967 200	905 200	Delivery of shares
2004	2004-02-18	2007-02-19 – 2009-02-20	262.70	312 000	298 500	Delivery of shares

1) The Chairman of the Board (earlier President), the President and one of the Exeecutive Vice Presidents under their option agreements may choose cash settlement. The Chairman and the Executive Vice President during 2005 settled their options under the 2001 program in cash. The President during 2005 settled his options under the 2001 and 2002 programs in cash. There are 61,500 still exercisable options with a choice of cash-settlement.

Parent Company

Options granted and exercisable by Parent Company employees are presented in the following table:

Option program	Date granted	Exercise period	Exercise price SEK	Options allotted	Exercisable options	Settlement method[1]
2001	2001-02-15	2004-02-16 – 2006-02-15	254.90	759 000	58 000	Delivery of shares
2002	2002-02-15	2005-02-16 – 2007-02-15	254.90	376 800	128 000	Delivery of shares
2003	2003-02-15	2006-02-16 – 2008-02-15	202.70	483 600	466 550	Delivery of shares
2004	2004-02-18	2007-02-19 – 2009-02-20	262.70	155 500	155 000	Delivery of shares

Options exercisable by senior executives

Option program	President Lars Pettersson	Other senior executives
2001	-	-
2002	-	12 000
2003	31 000	46 500
2004	10 000	25 000

Number and weighted average exercise prices for shares under option

The Group

Options in thousands	Weighted exercise average price 2005, SEK	Number of options 2005	Weighted average exercise price 2004, SEK	Number of options 2004
At beginning of year	255.14	4 077	254.42	3 892
Granted	-	-	262.70	312
Forfeited	255	- 82	255	-77
Exercised	259	- 1 421	259	-50
Expired	289	- 1 002	-	-
At end of year	229.99	1 572	255.14	4 077
Exercisable at end of year	259.00	368	252.75	2 187

Parent Company

Options in thousands	Weighted exercise average price 2005, SEK	Number of options 2005	Weighted average exercise price 2004, SEK	Number of options 2004
At beginning of year	255.14	2 079	254.42	1 998
Granted	-	-	262.70	155
Forfeited	-	-	255	- 57
Exercised	259	- 757	259	- 17
Expired	289	- 514	-	-
At end of year	229.99	808	255.14	2 079
Exercisable at end of year	259	186	272.75	1 115

For options exercised during the period the weighted average share price during the period was SEK 315.05. The exercise price for options outstanding at 31 December 2005 is in the interval SEK 202.70 – 262.70. Their average contractual life is two years.

The estimated value of options granted is calculated in accordance with the Black & Scholes option pricing model. The contracted life of the option is five years but in the model, expected early exercises are considered.

NOTE 3. PERSONNEL INFORMATION AND REMUNERATION TO MANAGEMENT AND AUDITORS (cont.)

Fair value of options and assumptions

	Senior executives		Other employees	
Group and Parent Company	2005	2004	2005	2004
Fair value at grant date, SEK	-	42.50	-	42.50
Share price, SEK	-	250	-	250
Exercise price, SEK	-	267 *	-	267*
Expected volatility, % (expressed as weighted average volatility in the Black & Scholes model)	-	28	-	28
Expected life of options (expressed as weighted average life in the Black & Scholes model)	-	5	-	5
Expected dividend yield, %	-	4.22	-	4.22
Risk-free interest rate, % (based on government bonds)	-	4.15	-	4.15

* At grant date, the exercise price was SEK 267. As adjusted for the share redemption program, the exercise price is SEK 262.70.

The expected volatility is based on historic volatility (calculated based on the weighted average remaining lives of the options) as adjusted for any expected changes in volatility in the future considering officially available information. The share options are granted with continued employment as the only vesting condition, i.e. there are no market conditions attached to the grants.

Total expense recognized for share-based payments, excl. social costs

Group and Parent Company, SEK	2005	2004
Options granted 2003	6 870 180	6 870 180
Options granted 2004	3 756 996	3 756 996
Expense related to cash-settled options granted 2001	8 852 498	-
Expense related to cash-settled options granted 2002	1 902 744	-
Total expense for share-based payments	21 382 418	10 627 176

3.6 Proportion of women in senior management and in boards

	Group		Parent Company	
Women, %	2005	2004	2005	2004
Boards and Presidents	6	6	15	15
Senior Management	11	10	25	22

3.7 Audit fees

Fees to the Group's auditors were as follows:

	KPMG		Other auditors at Group companies		Total	
	2005	2004	2005	2004	2005	2004
Audit						
Parent Company	4.8	3.7	0	0	4.8	3.7
Subsidiaries (excl. Seco Tools)	34.8	29.7	2.9	1.0	37.7	30.7
Seco Tools	0.3	0.4	6.6	6.1	6.9	6.5
Group	39.9	33.8	9.5	7.1	49.4	40.9
Other services						
Parent Company	9.9	3.3	0	0	9.9	3.3
Subsidiaries (excl. Seco Tools)	6.8	6.5	2.0	0.1	8.8	6.6
Seco Tools	0.1	0.1	3.5	3.2	3.6	3.3
Group	16.8	9.9	5.5	3.3	22.3	13.2

Audit services comprise the examination of the financial statements, the accounting records and the administration of the business by the Board and the President, and other procedures required to be performed by the Company's auditors as well as other services caused by observations during the performance of such examination and other procedures.

Other services essentially comprise advice in areas closely related to the audit, such as advice on accounting issues, tax services and due diligence services.

NOTE 4. RESEARCH, DEVELOPMENT AND QUALITY ASSURANCE

	Group		Parent Company	
	2005	2004	2005	2004
Expenditure for				
research and development	1 593	1 403	837	700
quality assurance	554	467	206	177
Total	2 147	1 870	1 043	877
of which expensed	1 966	1 761	1 043	877
of which expensed relating to research and development	1 412	1 294	837	700

Research and quality assurance expenditures are expensed as incurred. Expenditure for development is reported as an intangible asset if it meets the criteria for recognition as an asset in the balance sheet.

NOTE 5. OTHER OPERATING INCOME

Group	2005	2004
Gains on sale of property, plant and equipment	46	84
Gain on sale of the machinery division of the Walter Group	-	153
Exchange rate differences on operating receivables and liabilities	134	25
Other	88	34
	268	296
Parent Company		
Exchange rate differences on operating receivables and liabilities	-	38
Intragroup services	376	270
Royalty income from group companies	-	17
Other	14	94
	390	419

NOTE 6. OTHER OPERATING EXPENSES

Parent Company	2005	2004
Royalties paid to group companies	-738	-
Losses on sale of property, plant and equipment	-38	-8
Exchange rate losses on operating receivables and liabilities	-9	-
Other	-16	-17
	-801	-25

NOTE 7. INFORMATION ON THE NATURE OF OPERATING EXPENSES

Group	2005	2004
Employee benefits expense	-17 394	-15 997
Depreciation	-2 662	-2 402
Write-down of inventories	-121	-36
Impairment losses – property, plant and equipment	-50	-147
Impairment losses – trade receivables	-69	-123

The Parent Company recognized trade receivable impairment losses of SEK 5 M (0). Reversal of earlier recognized losses amounted to SEK 0 M (12).

NOTE 8. FEES FOR FINANCE AND OPERATING LEASES

FINANCE LEASES

Finance leases with Sandvik as lessee

The Group leases plant and machinery under finance lease agreements. At 31 December 2005, the net carrying amount of such leased assets was SEK 29 M (33). Variable fees recognized as an expense were SEK 0 M (0).

Future minimum lease payments in respect of non-cancellable contracts fall due as follows:

	Minimum fee		Present value	
Group	2005	2004	2005	2004
Within one year	12	8	12	7
Between 1 – 5 years	20	20	20	18
Later than five years	1	0	1	0
Total	33	28	33	25

Finance leases with Sandvik as lessor

The Group's gross investment in finance leases at 2005 year-end was SEK 262 M (152). Variable fees recognized in the income statement and unguaranteed residual values accruing to the benefit of the lessor were minor.

The gross investment and the present value of minimum lease payments fall due as follows:

	Gross investment		Present value	
Group	2005	2004	2005	2004
Within one year	117	82	110	82
Between 1 – 5 years	145	70	116	70
Later than five years	0	0	0	0
Total	262	152	226	152

OPERATING LEASES

Operating leases with Sandvik as lessee

Leasing fees for assets under operating leases, such as leased premises, machinery and major items of computer and office equipment, are recognized with operating expenses in the income statement. The Group in 2005 expensed SEK 305 M (385) and the Parent Company SEK 57 M (108) of operating lease fees, including minimum lease payments of SEK 306 M (375) and variable fees of SEK 3 M (14) and net of sublease income of SEK 4 M (4).

Future minimum lease payments under non-cancellable leasing contracts fall due as follows:

	Group		Parent Company	
	2005	2004	2005	2004
Within one year	378	335	110	80
Between 1 – 5 years	542	506	172	82
Later than five years	174	224	73	70
Total	1 094	1 065	355	232

Future minimum lease payments under non-cancellable leases expected to be received for assets which are subleased amount to SEK 7 M (7).

Operating leases with Sandvik as lessor

The net carrying value of the Group's rental fleet is SEK 671 M (599). Depreciation for the year amounted to SEK 268 M (278). The future minimum lease payments under non-cancellable leases amount to SEK 328 M (346). Variable fees recognized as income amounted to SEK 45 M (43).

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	Group		Parent Company	
	2005	2004	2005	2004
Within one year	147	136	15	26
Between 1 – 5 years	180	210	2	3
Later than five years	1	-	1	-
Total	328	346	18	29

NOTE 9. NET FINANCING COST

Group	2005	2004
Interest income	100	96
Dividend	1	3
Other investments incl. derivatives:		
Net gain on disposal of financial assets	97	15
Net gain on remeasurement of financial assets/liabilities at fair value	173	-
Net foreign exchange gains	2	-
Other financial income	1	6
Financial income	374	120
Interest expense	-871	-705
Other investments incl. derivatives:		
Net loss on disposal of financial assets	-85	-
Net loss on remeasurement of financial assets/liabilities at fair value	-118	-
Net foreign exchange losses	-	-38
Other financing costs	-13	-78
Financial expenses	-1 087	-821
Net financing cost	-713	-701

Unrealized gains and losses on remeasurement at fair value – use of valuation techniques

Changes in the fair value of interest rate swaps have positively affected net financing cost by SEK 22 M. The valuation is made by interpolation in an estimated interest curve based on current interest rates for various durations. Changes in the fair value of derivatives on equity instruments have positively affected net financing cost by SEK 147 M. The valuation is based on share price quotations at balance sheet date.

	Income from shares in group companies		Income from shares in associated companies	
Parent Company	2005	2004	2005	2004
Dividend	3 861	6 351	2	6
Gain on sale of shares and participations	20	14	-	-
Impairment losses	-1	-3	-	-
	3 880	6 362	2	6

	Income from other investments held as non-current assets		Interest income and similar items	
Parent Company	2005	2004	2005	2004
Interest income, Group companies	-	-	212	143
Other interest income	-	-	-	19
Other	0	-1	23	0
	0	-1	235	162

	Interest expense and similar items	
Parent Company	2005	2004
Interest expense, Group companies	-289	-106
Other interest expense	-194	-236
Other	-150	-24
	-633	-366

NOTE 10. APPROPRIATIONS

Parent Company	2005	2004
Accelerated depreciation	-171	- 168
Change in tax allocation reserves	-	254
Change in other untaxed reserves	-14	-1
Total	-185	85

NOTE 11. INCOME TAX

Income tax expense

	Group		Parent Company	
	2005	2004	2005	2004
Current tax	-2 343	-1 704	4	-157
Adjustment of taxes attributable to prior years	37	-85	-7	-43
Total current tax expense	-2 306	-1 789	-3	-200
Deferred tax relating to temporary differences and unused tax losses	-96	57	2	7
Share of taxes of associated companies	-25	-34	-	-
Total tax expense	-2 427	-1 766	-1	-193

The Group's tax expense for the year was SEK 2,427 M (1,766) or 27.5% (25.7) of the profit after financial items.

Reconciliation of the Group's tax expense

The Group's weighted average tax rate, based on the tax rates in each country, is 28.7% (26.1). The nominal tax rate in Sweden is 28.0% (28.0).

Reconciliation of the Group's weighted average tax rate, based on the tax rate in each country, and the Group's actual tax expense:

	2005		2004	
Group	SEK M	%	SEK M	%
Profit after financial items	8 819		6 877	
Weighted average tax based on each country's tax rate	-2 529	-28.7	-1 793	-26.1
Tax effects of:				
Non-deductible expenses	-197	-2.2	-129	-1.9
Tax-exempt income	130	1.5	93	1.4
Adjustments related to prior years	68	0.8	-85	-1.3
Effects of unused tax losses, net	56	0.6	156	2.3
Other	45	0.5	-8	-0.1
Total reported tax expense	-2 427	-27.5	-1 766	-25.7

Reconciliation of the Parent Company's tax expense

The Parent Company's effective tax rate of 0.03 % (2.7) is less than the nominal tax rate in Sweden, mainly due to tax-exempt dividend income from subsidiaries and associated companies.

Reconciliation of the Parent Company's nominal tax rate and actual tax expense:

	2005		2004	
Parent Company	SEK M	%	SEK M	%
Profit before tax	3 732		7 107	
Tax based on nominal tax rate for the Parent Company	-1 045	-28.0	-1 990	-28.0
Tax effects of:				
Non-deductible expenses	-54	-1.4	-20	-0.3
Tax-exempt income	1 105	29.6	1 860	26.2
Adjustments related to prior years	-7	-0.2	-43	-0.6
Total reported tax expense	-1	-0.0	-193	-2.7

Tax items recognized directly in equity

Group	2005	2004
Deffered tax relating to changes in accounting policies	-	-7
Deffered tax relating to hedging reserve	-34	-
	-34	-7

Parent Company	2005	2004
Deffered tax relating to changes in accounting policies	-11	-
Current tax relating to taxable group contributions	-52	114
	-63	114

Deferred tax assets and liabilities

The deferred tax assets and liabilities reported in the balance sheet are attributable to the following assets and liabilities (liabilities shown with a minus sign):

	2005			2004		
Group	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities	Net
Intangible assets	45	-228	-183	33	-178	-145
Property, plant and equipment	171	-1 553	-1 382	137	-1 480	-1 343
Financial non-current assets	42	-1	41	12	-1	11
Inventories	753	-32	721	608	-40	568
Receivables	90	-152	-62	89	-138	-49
Interest-bearing liabilities	494	-21	473	434	-	434
Noninterest-bearing liabilities	296	-322	-26	337	-247	90
Other	80	-514	-434	-	-540	-540
Unused tax losses	108	-	108	87	-	87
Total	2 079	-2 823	-744	1 737	-2 624	-887
Offsetting within companies	-760	760	-	-555	555	-
Total deferred tax assets and liabilities	1 319	-2 063	-744	1 182	-2 069	-887

	2005			2004		
Parent Company	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities	Net
Property, plant and equipment	-	-41	-41	-	-44	-44
Provisions	31	-	31	33	-	33
Noninterest-bearing liabilities	5	-	5	4	-	4
Total	36	-41	-5	37	-44	-7
Offsetting	-36	36	-	-37	37	-
Total deferred tax assets and liabilities	-	-5	-5	-	-7	-7

NOTE 11. INCOME TAX (cont.)

Unrecognized deferred tax assets

The Group has additional unused tax losses of about SEK 1,250 M. Related deferred tax assets were not recognized since it was not deemed probable that it would be possible to utilize these deductions in the foreseeable future.

Movements in deferred tax in temporary differences and unused tax losses

	Group		Parent Company	
	2005	2004	2005	2004
Balance beginning of year, net	-887	-840	-7	-14
Change in accounting policy	-26	-	-	-
Recognized in income statement	-96	57	2	7
Disposal of subsidiaries	48	-	-	-
Recognized in equity	34	-6	-	-
Translation differences during the year	183	-98	-	-
Balance at end of year, net	-744	-887	-5	-7

In addition to the deferred tax assets and liabilities, Sandvik reports the following tax liabilities and receivables:

	Group		Parent Company	
	2005	2004	2005	2004
Other provisions for taxes	-1 020	-840	-133	-117
Income tax liabilities	-1 041	-749	-	-
Income tax receivables	627	609	169	260
Net tax liabilities/receivables	- 414	-140	169	260

Other provisions for taxes of SEK 1,020 M (840) pertain to ongoing tax disputes.

NOTE 12. EARNINGS PER SHARE

Earnings per share

	Basic		Diluted	
	2005	2004	2005	2004
Earnings per share	24.70	19.25	24.55	18.85

A description of the numerator and denominator used in the above calculations of earnings per share follows.

Basic earnings per share

The calculation of earnings per share 2005 is based on the profit for the year attributable to the equity holders of the parent of SEK 6,021 M (4,846) and the weighted average number of shares (thousands) during 2005, viz. 243,375 (251,334). These two components have been calculated as follows:

Profit for the year attributable to the equity holders of the parent

	2005	2004
Profit attributable to equity holders of the parent	6 021	4 846

Weighted average number of shares

In thousands of shares	2005	2004
Total number of ordinary shares at 1 January	263 567	258 710
Effect of reacquisitions and redemption	-20 192	-7 376
Weighted average number of shares outstanding during the year	243 375	251 334

Diluted earnings per share

The calculation of diluted earnings per share is based on adjusted profit attributable to equity holders of the parent of SEK 6,021 M (4,849) and the weighted average number of shares (thousands) during 2005, viz. 244,935 (256,713). These two components have been calculated as follows:

Adjusted profit for the year attributable to equity holders of the parent

	2005	2004
Profit for the year attributable to equity holders of the parent	6 021	4 846
Interest expense on convertible loan added back, net of tax	-	3
Adjusted profit attributable to equity holders of the parent	6 021	4 849

Weighted average number of shares

In thousands of shares	2005	2004
Weighted average number of shares as calculated above	243 375	251 334
Additional shares assuming full conversion and exercise of options	1 560	5 379
Weighted average number of shares outstanding during the year, as adjusted	244 935	256 713

NOTE 13. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT GROUP

Intangible assets

	Internally generated intangible assets					Acquired intangible assets						
	Capitalized R&D expenditure	IT Software	Patents, license, trademarks	Other	Subtotal	Capitalized R&D expenditure	IT Software	Patents, license, trademarks	Goodwill	Other	Subtotal	Total
Cost												
At 1 January 2004	217	310	59	60	646	15	68	35	4 349	25	4 492	5 138
Additions	103	165	7	22	297	6	23	42	-	4	75	372
Business combinations	-	-	-	-	-	14	-	-	144	-	158	158
Divestments and disposals	-20	-	-	-	-20	-	-23	-12	-25	-20	-80	-100
Reclassifications	-1	-121	-39	14	-147	-4	108	14	-1	93	210	63
Translation differences during the year	-	-	-	-2	-2	-	-1	-2	-102	-9	-114	-116
At 31 December 2004	299	354	27	94	774	31	175	77	4 365	93	4 741	5 515
At 1 January 2005	299	354	27	94	774	31	175	77	4 365	93	4 741	5 515
Additions	181	73	6	15	275	-	46	7	-	31	84	359
Acquisition of shares in subsidiaries held by minority shareholders	-	-	-	-	-	-	-	-	161	-	161	161
Divestments and disposals	-14	-	-3	-10	-27	-	-16	-13	-	-1	-30	-57
Reclassifications	13	-1	22	-26	8	-16	4	7	-	3	-2	6
Translation differences during the year	-	3	2	5	10	-	11	6	395	19	431	441
At 31 December 2005	479	429	54	78	1 040	15	220	84	4 921	145	5 385	6 425
Accumulated depreciation and impairment losses												
At 1 January 2004	6	99	56	21	182	-	50	22	-	24	96	278
Divestments and disposals	-2	-	-	-	-2	-	-22	-4	-	-13	-39	-41
Reclassifications	-9	-42	-39	20	-70	-	86	6	-	21	113	43
Amortization for the year	15	52	-	6	73	10	17	6	-	8	41	114
Translation differences during the year	-	-11	-	-2	-13	-	-	-	-	-5	-5	-18
At 31 December 2004	10	98	17	45	170	10	131	30	-	35	206	376
At 1 January 2005	10	98	17	45	170	10	131	30	-	35	206	376
Divestments and disposals	-9	-	-	-3	-12	-	-16	-1	-	-1	-18	-30
Reclassifications	16	-	24	-22	18	-5	-	-	-	-	-5	13
Amortization for the year	32	90	1	3	126	5	29	4	-	9	47	173
Translation differences during the year	-	1	1	2	4	-	8	1	-	6	15	19
At 31 December 2005	49	189	43	25	306	10	152	34	-	49	245	551
Net book value at 2004-01-01	211	211	3	39	464	15	18	13	4 349	1	4 396	4 860
Net book value at 2004-12-31	289	256	10	49	604	21	44	47	4 365	58	4 535	5 139
Net book value at 2005-01-01	289	256	10	49	604	21	44	47	4 365	58	4 535	5 139
Net book value at 2005-12-31	430	240	11	53	734	5	68	50	4 921	96	5 140	5 874
Amortization for the year is included in the following lines in the 2004 income statement												
Cost of sales	-	-	-	-	-	-	-	-	-	-8	-8	-8
Selling expenses	-10	-7	-	-5	-22	-5	-	-1	-	-	-6	-28
Administrative expenses	-5	-45	-	-1	-51	-5	-17	-5	-	-	-27	-78
	-15	-52	-	-6	-73	-10	-17	-6	-	-8	-41	-114
Amortization for the year is included in the following lines in the 2005 income statement												
Cost of sales	-6	-17	-	-1	-24	-	-19	-1	-	-8	-28	-52
Selling expenses	-2	-6	-	-2	-10	-	-2	-	-	-	-2	-12
Administrative expenses	-24	-67	-1	-	-92	-5	-8	-3	-	-1	-17	-109
	-32	-90	-1	-3	-126	-5	-29	-4	-	-9	-47	-173

Property, plant and equipment

	Land and buildings	Plant and machinery	Equipment, tools and installations	Construction in progress	Total
Cost					
At 1 January 2004	7 522	21 482	4 004	1 676	34 684
Additions	208	1 361	394	632	2 595
Business combinations	28	72	5	2	107
Divestments and disposals	-127	-729	-399	-2	-1 257
Reclassifications	341	845	114	-1 255	45
Advances paid during the year	-	-	-	16	16
Translation differences during the year	-214	-490	-63	-15	-782
At 31 December 2004	7 758	22 541	4 055	1 054	35 408
At 1 January 2005	7 758	22 541	4 055	1 054	35 408
Additions	241	1 316	397	1 352	3 306
Divestments and disposals	-104	-1 210	-357	-23	-1 694
Reclassifications	129	737	116	-945	37
Advances paid during the year	-	-	-	-	-
Translation differences during the year	452	1 368	245	54	2 119
At 31 December 2005	8 476	24 752	4 456	1 492	39 176
Accumulated depreciation and impairment losses					
At 1 January 2004	3 214	13 690	2 808	-	19 712
Business combinations	-	18	1	-	19
Divestments and disposals	-57	-822	-315	-	-1 194
Reclassifications	31	-118	16	-	-71
Depreciation for the year	212	1 703	373	-	2 288
Impairment losses	-	147	-	-	147
Translation differences during the year	-96	-414	-53	-	-563
At 31 December 2004	3 304	14 204	2 830	-	20 338
At 1 January 2005	3 304	14 204	2 830	-	20 338
Divestments and disposals	-80	-1 184	-328	-	-1 592
Reclassifications	4	-42	13	-	-25
Depreciation for the year	240	1 883	366	-	2 489
Impairment losses	10	39	1	-	50
Translation differences during the year	212	833	184	-	1 229
At 31 December 2005	3 690	15 733	3 066	-	22 489
Net book values					
at 2004-01-01	4 308	7 792	1 196	1 676	14 972
at 2004-12-31	4 454	8 337	1 225	1 054	15 070
at 2005-01-01	4 454	8 337	1 225	1 054	15 070
at 2005-12-31	4 786	9 019	1 390	1 492	16 687

Impairment losses are included in the following lines in the 2005 income statement:	Land and buildings	Plant and machinery	Equipment, tools and installations	Total
Cost of sales	-	39	1	40
Administrative expenses	10	-	-	10

Ratable values	2005	2004
Buildings (in Sweden)	961	986
Land (in Sweden)	186	183

NOTE 13. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT GROUP (cont.)

Additional information

Property, plant and equipment for a total of SEK 228 M (266) has been pledged as security for liabilities.

Contractual commitments for the acquisition of property, plant and equipment amounts to SEK 206 M (155).

Government grants

The Group received government grants for the acquisition of property, plant and equipment during 2005 for a total of SEK 10 M (1). Grants received have reduced the stated cost by SEK 2 M (0).

Impairment tests of goodwill

Goodwill was tested for impairment in connection with the transition to IFRSs and in connection with the 2005 year-end closing. As appears above, the carrying value of goodwill in the consolidated balance sheet is SEK 4,921 M, essentially related to a number of significant business combinations:

Goodwill relating to:	*Carrying value*
Walter Group (Sandvik Tooling)	1 014
Valenite Group (SandvikTooling)	703
Tamrock Group (Sandvik Mining and Construction)	1 325
Svedala Group (Sandvik Mining and Construction)	228
Kanthal Group (Sandvik Materials Technology)	1 058
Other (<200 each)	593
Total	4 921

Goodwill is allocated to cash-generating units. The value of a cash-generating unit is assessed based on estimates of value in use. The calculations are based on budgets/forecasts covering a five-year period. Cash flows for subsequent years have been extrapolated based on inflation, in no case exceeding 2%. Need of working capital after the five-year period is deemed to remain on the same level as in the fifth year. Cash flows have generally been discounted at a pre-tax rate of 11%.

Production and marketing processes of acquired businesses have in most cases subsequently been integrated with other Sandvik operations to such an extent that it is no longer possible to identify the cash flows and assets of the acquired entities. For such reason, the impairment tests were largely made at a higher level although in no case above segment level. This applies chiefly to the Sandvik Mining and Construction operations. The impairment tests of goodwill relating to the Tamrock and Svedala groups were made at business area level. Also the operations of the Valenite group have been integrated to the extent that testing was made at business area level. The activities of the Walter and Kanthal groups are still carried on in a way that it has been possible to test goodwill relating to these acquisitions separately.

The testing of goodwill impairment at a higher organizational level obviously lessens the probability of identifying an impairment loss. These tests have with large margins supported the carrying values. Nor did the testing of goodwill relating to the Walter and Kanthal groups demonstrate impairment. The sensitivity of these latter calculations implies that no impairment loss would be recognized if the discount rate was increased by 1 percentage point or if the long-term growth was lowered by 1 percentage point. The testing of other goodwill values, each less than SEK 100 M, did not result in any impairment loss being recognized.

Other impairment tests

No events or changes in circumstances that would indicate the need for impairment tests of other intangible assets have been noted. The testing of capitalized development projects that are not yet available for use did not result in any impairment losses being recognized.

NOTE 14. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT PARENT COMPANY

Intangible assets

	Patents and similar rights
Cost	
At 1 January 2004	-
Additions	33
Reclassifications	38
At 31 December 2004	71
At 1 January 2005	71
Additions	45
Divestments and disposals	-10
Reclassifications	4
At 31 December 2005	110
Accumulated amortization	
At 1 January 2004	-
Reclassifications	33
Amortization for the year	11
At 31 December 2004	44
At 1 January 2005	44
Divestments and disposals	-2
Amortization for the year	18
At 31 December 2005	60
Net book value at 31 December 2005	50

	2005	2004
Amortization for the year is included in the following lines in the income statement:		
Cost of sales	3	2
Selling expenses	0	-
Administrative expenses	15	9
	18	11

Property, plant and equipment

	Land and buildings	Plant and machinery	Equipment, tools and installations	Construction in progress	Total
Cost					
At 1 January 2004	758	7 006	952	1 052	9 768
Additions	5	358	32	408	803
Divestments and disposals	-5	-106	-90	-146	-347
Reclassifications	-	560	55	-690	-75
At 31 December 2004	758	7 818	949	624	10 149
At 1 January 2005	758	7 818	949	624	10 149
Additions	1	29	17	623	670
Divestments and disposals	-1	-257	-72	-4	-334
Reclassifications	35	573	64	-676	-4
At 31 December 2005	793	8 163	958	567	10 481
Revaluations					
At 1 January 2004	42	-	-	-	42
Divestments and disposals	-1	-	-	-	-1
At 31 December 2004	41	-	-	-	41
At 1 January 2005	41	-	-	-	41
At 31 December 2005	41	-	-	-	41
Accumulated depreciation					
At 1 January 2004	301	4 215	621	-	5 137
Divestments and disposals	-4	-99	-72	-	-175
Reclassifications	4	-92	15	-	-73
Depreciation for the year	24	403	75	-	502
At 31 December 2004	325	4 427	639	-	5 391
At 1 January 2005	325	4 427	639	-	5 391
Divestments and disposals	0	-234	-67	-	-301
Depreciation for the year	31	427	74	-	532
At 31 December 2005	356	4 620	646	-	5 622
Net book value					
at 2004-01-01	499	2 791	331	1 052	4 673
at 2004-12-31	474	3 391	310	624	4 799
at 2005-01-01	474	3 391	310	624	4 799
at 2005-12-31	478	3 543	312	567	4 900

Ratable values – Parent Company	2005	2004
Buildings (in Sweden)	209	199
Land (in Sweden)	39	38

NOTE 15. SHARES IN GROUP COMPANIES

Shares in group companies	Parent Company 2005	Parent Company 2004
Cost		
At beginning of year	7 214	7 269
Additions	170	10
Capital contributions	3 437	100
New share issues	100	-
Divestments	0	-165
	10 921	7 214
Impairment losses		
At beginning of year	-399	-557
Divestments	-	161
Impairment losses recognized during the year	-1	-3
	-400	-399
Net book value at end of year	10 521	6 815

Impairment losses are included in the income statement line "Income from shares in Group companies"

Supplementary information

Sandvik during the year acquired the remaining 3.56% of the outstanding shares in Walter AG, Germany in a compulsory redemption procedure. Additionally, remaining 50% of the shares in Sandvik Smith and the remaining shares in Tecno UTIL S.A. have been acquired.

Sandvik AB's holdings of shares and participations in subsidiaries

Direct holdings

According to balance sheet at 31 December; company, domicile	Corp. reg. number	2005 No. of shares	2005 Holding % [2]	2005 Book value SEK 000's	2004 No. of shares	2004 Holding % [2]	2004 Book value SEK 000's
SWEDEN							
C.O. Öberg & Co:s AB, Sandviken	556112-1186	2 000	100	0	2 000	100	0
Dropler High Tech AB, Sandviken	556332-0380	1 000	100	119	1 000	100	119
Edmeston AB, Gothenburg	556238-7554	40 000	100	3 000	40 000	100	3 000
Elasis Svenska AB, Sandviken	556307-8947	100 000	100	110	100 000	100	110
Förvaltningsbolaget Predio 4 KB, Sandviken	916624-2181	-	0 [3]	0	-	0 [3]	0
Gusab Holding AB, Sandviken	556001-9290	1 831 319	100	53 474	1 831 319	100	53 474
Gusab Stainless AB, Mjölby	556012-1138	200 000	100	33 020	200 000	100	33 020
Industri AB Skomab, Sandviken	556008-8345	2 000	100	100 050	2 000	100	100 050
Malcus AB, Sandviken	556350-7903	1 000	100	100	1 000	100	100
AB Sandvik Antenn, Sandviken	556350-7895	1 000	100	100	1 000	100	100
AB Sandvik Automation, Sandviken	556052-4315	1 000	100	50	1 000	100	50
AB Sandvik Belts, Sandviken	556041-9680	25 000	100	2 500	25 000	100	2 500
AB Sandvik Bruket, Sandviken	556028-5784	13 500	100	1 698	13 500	100	1 698
AB Sandvik Calamo, Molkom	556190-2569	50 000	100	5 000	50 000	100	5 000
AB Sandvik Communication, Sandviken	556257-5752	1 000	100	120	1 000	100	120
AB Sandvik Construction Segment, Malmö[1]	556659-6952	1 000	100	100	-	-	-
AB Sandvik Coromant, Sandviken[1]	556234-6865	1 000	100	50	1 000	100	50
Sandvik Coromant Norden AB, Stockholm[1]	556350-7846	1 000	100	100	1 000	100	100
Sandvik Export Assistance AB, Sandviken	556061-3746	80 000	100	0	80 000	100	0
AB Sandvik Falken, Sandviken	556330-7791	1 000	100	120	1 000	100	120
Sandvik Far East Ltd. AB, Sandviken	556043-7781	10 000	100	10 000	10 000	100	10 000
Sandvik Försäkrings AB, Sandviken	516401-6742	15 000	100	15 000	15 000	100	15 000
AB Sandvik Hard Materials, Stockholm[1]	556234-6857	1 000	100	50	1 000	100	50
Sandvik Hard Materials Norden AB, Stockholm	556069-1619	1 000	100	50	1 000	100	50
AB Sandvik Hedåsen, Sandviken	556061-4041	1 000	100	100	1 000	100	100
Sandvik Information Technology AB, Sandviken[1]	556235-3838	1 000	100	50	1 000	100	50
Sandvik Intellectual Property AB, Sandviken	556288-9401	1 000 000	100	3 499 950	1 000	100	50
Sandvik Intellectual Property HB, Sandviken	969704-2829	-	-	-	-	-	2
AB Sandvik International, Sandviken[1]	556147-2977	1 000	100	50	1 000	100	50
AB Sandvik Klangberget, Sandviken	556135-6857	1 000	100	100	1 000	100	100
AB Sandvik Materials Technology, Sandviken[1]	556234-6832	1 000	100	50	1 000	100	50
Sandvik Mining and Construction AB, Sandviken[1]	556664-9983	1 000	100	100	-	-	-
Sandvik Mining and Construction Sverige AB, Sandviken[1]	556288-9443	1 000	100	50	1 000	100	50
Sandvik Mining and Construction Tools AB, Sandviken[1]	556234-7343	1 000	100	50	1 000	100	50
AB Sandvik Process Systems, Sandviken[1]	556312-2992	1 000	100	100	1 000	100	100
AB Sandvik Rock Tools, Sandviken	556081-4328	1 000	100	50	1 000	100	50
Sandvik Rotary Tools AB, Köping	556191-8920	101 000	100	150 177	50 500	50	50 025
AB Sandvik Service, Sandviken	556234-8010	1 000	100	50	1 000	100	50
AB Sandvik Skogsfastigheter, Sandviken	556579-5464	1 000	100	100	1 000	100	100
AB Sandvik Steel Investment, Sandviken	556350-7853	1 000	100	100	1 000	100	100
Sandvik Stål Försäljnings AB, Stockholm[1]	556251-5386	1 000	100	50	1 000	100	50

NOTE 15. SHARES IN GROUP COMPANIES (cont.)

Sandvik AB's holdings of shares and participations in subsidiaries

Direct holdings

According to balance sheet at 31 December; company, domicile	Corp. reg. number	2005 No. of shares	2005 Holding % 2)	2005 Book value SEK 000's	2004 No. of shares	2004 Holding % 2)	2004 Book value SEK 000's
Sandvik Systems Development AB, Sandviken[1]	556407-4184	1 000	100	100	1 000	100	100
Sandvik Tooling AB, Sandviken[1]	556692-0038	1 000	100	100	-	-	-
Sandvik Tooling Sverige AB, Sandviken[1]	556692-0053	1 000	100	100	-	-	-
AB Sandvik Tranan, Sandviken	556330-7817	1 000	100	1 939	1 000	100	1 939
Sandvik Utbildnings AB, Sandviken	556304-8791	910	91	91	910	91	91
AB Sandvik Vallhoven, Sandviken	556272-9680	6 840	100	1 800	6 840	100	1 800
Sandvik Västanbyn AB, Sandviken	556590-8075	1 000	100	100	1 000	100	100
AB Sandvik Västberga Service, Stockholm	556356-6933	1 000	100	100	1 000	100	100
AB Sandvik Öjaren, Sandviken	556071-6283	-	-	-	1 000	100	50
Sandvik Örebro AB, Sandviken	556232-7949	10 000	100	167	10 000	100	167
AB Sandvik Örnen, Sandviken	556330-7783	1 000	100	120	1 000	100	120
Sandvikens Brukspersonals Byggnadsförening upa, Sandviken	785500-1686	-	100	0	-	100	0
Scandinavian Handtools AB, Sandviken	556093-5875	1 000	100	50	1 000	100	50
Steebide International AB, Sandviken	556048-3405	15 000	100	1 000	15 000	100	1 000
Tooling Support Halmstad AB, Halmstad	556240-8210	80 000	100	25 145	80 000	100	25 145
AB Trellbo, Sandviken	556251-6780	1 000	100	120	1 000	100	0

Sandvik AB's holdings of shares and participations in subsidiaries

Direct holdings

According to balance sheet at 31 December; company, domicile		2005 No. of shares	2005 Holding % 2)	2005 Book value SEK 000's	2004 No. of shares	2004 Holding % 2)	2004 Book value SEK 000's
AUSTRALIA	Sandvik Australia Pty. Ltd.	-	6 4)	394 750	-	6 4)	394 750
	Sandvik Australian Ltd. Partnership	-	99	-	-	99	-
BRAZIL	Dormer Tools S.A.	2 137 623 140	100	200 000	2 137 623 140	100	200 000
	Sandvik do Brasil S.A.	1 894 797 190	100	46 072	1 894 797 190	100	46 072
BULGARIA	Sandvik Bulgaria Ltd.	-	100	0	-	100	0
CANADA	Sandvik Rotary Tools Canada Inc.	-	100	25 000	-	- 6)	-
CHINA	Sandvik China Ltd.	-	100	190 666	-	100	190 666
	Sandvik International Trading (Shanghai) Co. Ltd.	-	100	17 466	-	100	17 466
	Sandvik Mining and Construction (China) Ltd.	-	100	44 468	-	100	9 519
	Sandvik Process Systems (Shanghai) Ltd.	-	100	4 309	-	100	4 309
COLOMBIA	Sandvik Colombia S.A.	80 958	5 3)	0	80 958	5 3)	0
CZECH REPUBLIC	Sandvik CZ s.r.o.	-	100	0	-	100	0
GERMANY	Sandvik GmbH	-	1 3)	1 486	-	1 3)	1 486
	Sandvik Holding GmbH	-	1 3)	367	-	1 3)	367
GREECE	Sandvik A.E. Tools and Materials	5 529	100	1 567	5 529	100	1 567
HUNGARY	Sandvik Magyarorszag Kft.	-	100	3 258	-	100	3 258
INDIA	Sandvik Asia Ltd.	16 030 246	27 5)	277 028	1 801 246	91 5)	277 028
IRELAND	Sandvik SMC Distribution Ltd.	100	100	5 508	100	100	5 508
ITALY	Sandvik Sorting Systems S.p.A.	28 571	10 3)	8 329	28 571	10 3)	8 329
JAPAN	Sandvik K.K.	2 600 000	100	224 701	2 600 000	100	180 000
KENYA	Sandvik Kenya Ltd.	35 000	96	0	35 000	96	0
KOREA	Sandvik Korea Ltd.	752 730	100	46 856	752 730	100	46 856
MEXICO	Sandvik Méxicana S.A. de C.V.	406 642 873	90 3)	71 000	406 642 873	90 3)	71 000
MOROCCO	Sandvik Maroc SARL	940	94	0	940	94	0
NETHERLANDS	Sandvik Finance B.V.	18 786	100	4 923 930	18 786	100	4 923 930
PERU	Sandvik del Perú S.A.	6 562 795	100	26 025	6 420 309	100	26 025
POLAND	Sandvik Baildonit S.A.	148 100	100	93 140	148 100	100	93 140
	Sandvik Polska Sp.z o.o.	3 211	100	57	3 211	100	57
SLOVAKIA	Sandvik Slovakia s.r.o.	-	100	1 238	-	100	1 238
SWITZERLAND	Sanfinanz AG	1 000	100	0	1 000	100	0
TURKEY	Sandvik Endüstriyel Mamüller Sanayi ve Ticaret A.S.	125 154 588	100	3 200	125 154 588	100	3 200
ZIMBABWE	Sandvik Mining and Construction Zimbabwe (Pty) Ltd.	233 677	100	3 269	233 677	100	3 269
				10 520 560			6 815 390

1) Subsidiaries conducting business on behalf of the Parent Company.
2) Refers to voting rights, which also equals share of capital (unless otherwise stated).
3) Remaining shares are held by other Group companies.
4) Share of capital 33%.
5) Shares up to an ownership interest of 97% are held by other Group companies.
6) Shares up to an ownership interest of 50% are held by other Group companies.

NOTE 15. SHARES IN GROUP COMPANIES (cont.)

Sandvik AB's holdings of shares and participations in subsidiaries

Indirect holdings in operating Group companies

Group holdings, %		2005[1]	2004[1]
SWEDEN	Kanthal AB	100	100
	Kanthal Norden AB	100	100
	Roxon AB	100	100
	Sandvik Invest AB	100	100
	Sandvik SRP AB	100	100
	Sandvik SRP (Arbrå) AB	100	100
	Sandvik Treasury AB	100	100
	Seco Tools AB	60[2]	60[2]
ARGENTINA	Sandvik Argentina S.A.	100	100
AUSTRALIA	Sandvik Australia Pty. Ltd.	100	100
	Sandvik Materials Handling Pty. Ltd.	100	100
	Sandvik Mining and Construction Pty. Ltd. Australia	100	100
	Sandvik Smith Australia Pty. Ltd.	100	50
	Walter Australia Pty. Ltd.	100	96
	Voest Alpine Mining and Tunnelling Pty. Ltd.	100	100
AUSTRIA	Montanwerke Walter Ges.m.b.H.	100	96
	Sandvik BPI Bohrtechnik GmbH & Co. KG	100	100
	Sandvik in Austria Ges.m.b.H.	100	100
	Voest Alpine Bergtechnik Ges.m.b.H.	100	100
	Voest Alpine Materials Handling GmbH&Co.KG	100	100
BELGIUM	Walter Benelux N.V./S.A.	100	96
BRAZIL	Sandvik Alpen Ferramentas S.A.	100	100
	Sandvik MGS S.A.	51	51
	Sandvik Mining and Construction do Brasil SA	100	100
	Walter do Brasil Ltda.	100	96
CANADA	Dormer Tools Inc.	100	100
	Sandvik Canada Inc.	100	100
	Sandvik Mining and Construction Canada Inc.	100	100
	Valenite-Modco Ltd.	100	100
CHILE	Sandvik Bafco Servicios S.A.	100	100
	Sandvik Chile S.A.	100	100
	Sandvik Smith Chile S.A.	100	50
CHINA	Sandvik Steel (Qingdao) Ltd.	100	100
	Walter Wuxi Co. Ltd.	100	96
	VAMT (Boatou) Co. Ltd.	100	100
CROATIA	Sandvik, za trgovinu d.o.o.	100	100
CZECH REPUBLIC	Sandvik Chomutov Precision Tubes s.r.o.	100	100
	Walter CZ s.r.o.	100	96
DENMARK	Sandvik A/S	100	100
FINLAND	Roxon Oy	100	100
	Sandvik Fastighet Oy	100	100
	Sandvik Mining and Construction Finland Corp.	100	100
	Sandvik Tamrock Corp.	100	100
FRANCE	Gunther Tools S.A.S.	100	100
	Safety Production S.A.S.	100	100
	Safety S.A.S.	100	100
	Sandvik CFBK S.A.S.	100	100
	Sandvik Hard Materials France	100	100
	Sandvik S.A.S.	100	100
	Sandvik Tamrock France S.A.S.	100	100
	Sandvik Tamrock Secoma S.A.S.	100	100
	Sandvik Tobler S.A.S.	100	100
	Walter France Eurl	100	96
GERMANY	Alpine Westfalia GmbH	100	100
	Gurtec GmbH	100	100
	Günther & Co. GmbH	100	100
	J&M Mining Supply GmbH	100	100
	Prototyp-Werke GmbH	100	100
	Safety Deutschland GmbH	100	100
	Sandvik Customer Financing Europe GmbH	100	-
	Sandvik Mining and Construction Central Europe GmbH	100	100
	Sandvik Shared Services GmbH	100	100
	TDM Systems GmbH	50	47
	Walter AG	100	96
	Walter Hartmetall GmbH	100	96
	Werner Schmitt PKD-Werkzeug AG	100	96
GHANA	Sandvik Mining and Construction Ghana Ltd.	100	100
HONG KONG	Kanthal Electroheat Hk Ltd.	100	100
	Sandvik Hongkong Ltd.	100	100
	Sandvik Tamrock (Far East) Ltd.	100	100
HUNGARY	Walter Hungaria Kft.	100	96
INDIA	Sandvik Smith Asia Ltd.	97	97
	Walter India Tools and Machines Pvt. Ltd.	100	96
INDONESIA	PT Sandvik Indonesia	100	100
	PT Sandvik SMC	100	100
IRELAND	Sandvik Ireland Ltd.	100	100
ITALY	Dormer Italia S.p.A.	100	100
	Impero S.p.A.	100	100
	Sandvik Italia S.p.A.	100	100
	Walter USAP S.R.L.	100	96
JAPAN	Sandvik Sorting Systems K.K.	100	100
JAPAN (cont.)	Sandvik Toyo Co. Ltd.	100	100
KAZAKHSTAN	Tamservice Ltd.	100	100
KOREA	Sandvik SuhJun Ltd.	70	70
	Walter Korea Ltd.	100	96
MALAYSIA	Sandvik Malaysia Sdn. Bhd.	100	100
	Sandvik Malaysia Wood Technology Sdn. Bhd.	100	100
	Sandvik Mining and Construction (Malaysia) Sdn. Bhd.	100	100
MEXICO	Sandvik de México S.A. de C.V.	100	100
	Sandvik Mining and Construction de México S.A. de C.V.	100	100
	Valenite de Mexico S.A. de C.V.	100	100
NETHERLANDS	Sandvik Benelux B.V.	100	100
	Sandvik DC Venlo B.V.	100	100
NEW ZEALAND	Sandvik New Zealand Ltd.	100	100
	Walter New Zealand Ltd.	100	96
NIGERIA	Sandvik Mining and Construction Nigeria Ltd.	100	100
NORWAY	Sandvik Gram A/S	100	100
	Sandvik Norge A/S	100	100
	Sandvik Tamrock A/S	100	100
PERU	Sandvik Smith del Peru S.A.C.	100	50
PHILIPPINES	Sandvik Philippines Inc.	100	100
	Sandvik Tamrock (Philippines) Inc.	100	100
POLAND	Walter Polska Sp. z.o.o.	100	96
	Voest-Alpine Technika Tunelowa i Górnicza Sp. z o.o.	100	100
ROMANIA	Sandvik SRL	100	100
RUSSIA	Rustamservis Ltd.	100	100
	Sandvik-MKTC OAO	98	98
SERBIA-MONTENEGRO	Sandvik Serbia/Montenegro d.o.o.	100	-
SINGAPORE	Kanthal Electroheat (SEA) Pte. Ltd.	100	100
	Sandvik Mining and Construction S.E. Asia Pte. Ltd.	100	100
	Sandvik South East Asia Pte. Ltd.	100	100
	Walter AG Singapore Pte. Ltd.	100	96
SLOVENIA	Sandvik d.o.o.	100	100
SOUTH AFRICA	Sandvik Mining and Construction RSA (Pty) Ltd.	100	100
	Sandvik (Pty) Ltd.	100	100
	Sandvik Smith South Africa (Pty) Ltd.	100	50
	Voest Alpine Mining & Tunneling (Pty) Ltd.	100	100
SPAIN	Safety Iberica Metal Duro S.A.	100	100
	Sandvik Española S.A.	100	100
	Walter Tecno UTIL S.A.	100	58
SWITZERLAND	Sandvik AG	100	100
	Sansafe AG	100	100
	Santrade Ltd.	100	100
	Walter (Schweiz) AG	100	96
TAIWAN	Sandvik Hard Materials Taiwan Pty. Ltd.	100	100
	Sandvik Taiwan Ltd.	100	100
	Walter Taiwan Ltd.	100	96
TANZANIA	Sandvik Mining and Construction Tanzania Ltd.	100	100
THAILAND	Sandvik Thailand Ltd.	100	100
	Walter (Thailand) Co. Ltd.	100	-
UK	Dormer Tools Ltd.	100	100
	Dormer Tools (Sheffield) Ltd.	100	100
	Kanthal Ltd.	100	100
	Prototyp UK Ltd.	100	100
	Safety Cutting Tools UK Ltd.	100	100
	Sandvik Ltd.	100	100
	Sandvik Mining and Construction Ltd.	100	100
	Sandvik Osprey Ltd.	100	100
	Titex Tools Ltd.	100	100
	Walter GB Ltd.	100	96
UKRAINE	Sandvik Ukraine	100	100
US	Dormer Tools LLC	100	100
	Kanthal Corp.	100	100
	MRL Industries Inc.	100	100
	Pennsylvania Extruded Tube Co.	70	70
	Precision Twist Drill Co.	100	100
	Sandvik Inc.	100	100
	Sandvik Mining and Construction USA LLC	100	100
	Sandvik Process Systems LLC	100	100
	Sandvik Smith Inc.	100	50
	Sandvik Sorting Systems LLC	100	100
	Sandvik Special Metals LLC	100	100
	Sandvik Treasury NAFTA LLC	100	100
	Technical Tooling Inc.	100	100
	Valenite US	100	100
	Walter USA Inc.	100	96
ZAMBIA	Sandvik Mining and Construction Zambia Ltd.	100	100

1) Unless otherwise stated, ownership percentage pertains to share of capital, which also corresponds to share of voting rights.
2) Share of voting rights, 89% (89).

NOTE 16. INVESTMENTS IN ASSOCIATED COMPANIES

Group	2005	2004
Accumulated share of equity		
At beginning of year	413	342
Acquisitions	10	0
Share of results after financial items for the year	89	122
Share of tax expense for the year	-25	-34
Less dividends received	-18	-10
Translation differences during the year	15	-7
Share of equity at end of year	484	413

Summary financial information on associated companies and Group's share

2005	Country	Revenue	Profit	Assets	Liabilities	Equity	Group's share, %
Owned directly by Sandvik AB							
Balzer Sandvik Coating AB	Sweden	81	6	46	21	25	49.00
Wassara AB	Sweden	33	2	19	10	9	25.00
Owned indirectly by Sandvik AB							
AvestaPolarit Stainless Tube AB[1)]	Sweden	3 247	-10	2 416	1 218	1 198	11.65
Fagersta Stainless AB	Sweden	1 525	38	682	293	389	50.00
Eimco Elecon	India	165	14	230	87	143	25.10
Caterpillar Impact Products Ltd.	UK	452	84	268	90	178	40.00
Finlay BME Ltd.	UK	284	15	144	108	36	49.10
Mining Carbide Pty.	South Africa	0	0	0	0	0	50.00
Wassara AB	Sweden	33	2	19	10	9	15.00
Associates owned by Seco Tools		25	1	16	10	6	

2004	Country	Revenue	Profit	Assets	Liabilities	Equity	Group's share, %
Owned directly by Sandvik AB							
Balzer Sandvik Coating AB	Sweden	84	9	46	22	24	49.00
Wassara AB	Sweden	29	-2	17	9	8	25.00
Owned indirectly by Sandvik AB							
AvestaPolarit Stainless Tube AB[1)]	Sweden	3 240	189	2 546	1 387	1 159	11.65
Fagersta Stainless AB	Sweden	1 418	52	755	383	372	50.00
Eimco Elecon	India	136	12	161	48	113	25.10
Caterpillar Impact Products Ltd.	UK	366	59	163	77	86	40.00
Finlay BME Ltd.	UK	199	9	69	49	20	40.00
Mining Carbide Pty.	South Africa	0	0	0	0	0	50.00
Wassara AB	Sweden	29	-2	17	9	8	15.00
Associates owned by Seco Tools		22	1	15	7	8	

1) Sandvik's representation on the board of directors constitutes significant influence.

Additional information

The reporting date of the financial statements of Eimco Elecon is 31 March 2005. Financial reports of a later date have not been obtainable.

Parent Company's shares in associated companies

	2005	2004
Cost		
At beginning of year	8	8
At end of year	8	8

	Corp. reg. number	Share of capital and voting rights, %	Book value, SEK M
2005			
Balzer Sandvik Coating AB, Stockholm	556098-1333	49	4
Wassara AB, Stockholm	556331-8566	25	4
2004			
Balzer Sandvik Coating AB, Stockholm	556098-1333	49	4
Wassara AB, Stockholm	556331-8566	25	4

NOTE 17. OTHER INVESTMENTS

Group	2005	2004
Non-current financial investments		
Available for sale investments		
Shares and participations	91	13
Total	91	13

Additional information

The fair value of these shares and participations not quoted in an active market cannot be reliably measured, and these assets are, therefore, measured at cost.

NOTE 18. NON-CURRENT RECEIVABLES AND OTHER CURRENT RECEIVABLES

Group	2005	2004
Non-current receivables		
Funded pension plans	792	465
Other noninterest-bearing receivables	250	216
Other interest-bearing receivables	334	164
	1 376	845
Other current receivables		
Derivatives designated as hedging instruments	330	-
Other noninterest-bearing receivables	1 099	901
Other interest-bearing receivables	411	351
Advances to suppliers	67	72
	1 907	1 324

Parent Company	2005	2004
Non-current receivables		
Other noninterest-bearing receivables	22	22
	22	22
Other current receivables		
Derivatives designated as hedging instruments	0	-
Other noninterest-bearing receivables	28	38
Other interest-bearing receivables	259	237
	287	275

NOTE 19.INVENTORIES

	Group		Parent Company	
	2005	2004	2005	2004
Raw materials and consumables	5 515	3 314	1 668	1 643
Work in progress	2 880	2 623	720	645
Finished goods	8 045	7 522	1 469	1 097
Total	16 440	13 459	3 857	3 385

Cost of sales of the Group includes write-downs of inventories of SEK 121 M (36) while cost of sales of the Parent Company includes write-downs of SEK 34 M (16). There were no significant reversals of write-downs during 2005 and 2004.

NOTE 20. CAPITAL AND RESERVES

GROUP

Details of reserves		2005	2004
Translation reserve			
Balance at beginning of year		-459	-
Translation differences during year	1 731	-459	
Balance at end of year		1 272	-459
Hedging reserve			
Balance at beginning of year		-	-
Change in accounting policy		62	-
Change in fair value of cash-flow hedges		-150	-
Balance at end of year		-88	-
Total reserves			
Reserves at beginning of year		-459	-
Change in accounting policy		62	-
Changes in reserves during year:			
Translation reserve		1 731	-459
Hedging reserve		-150	-
Reserves at end of year		1 184	-459

Reserve for own shares, included in the item retained earnings including profit for the year	2005	2004
Treasury shares at beginning of year	-3 938	-1 890
Reacquired during the year	-	-2 048
Cancellation of shares	3 938	-
Treasury shares at end of year	-	-3 938

As of 31 December 2005, the registered share capital comprised 237,257,435 (263,566,796) ordinary shares.

Other paid-in capital

Refers to payments made by owners and includes the share premium reserve transferred to legal reserve at 31 December 2005. Any future share premium as from 1 January 2006 and onwards will also be reported as other paid-in capital.

Reserves

Translation reserve

The translation reserve comprises all foreign exchange differences arising on the translation of the financial statements of foreign operations stated in a currency different from the Group's presentation currency. The Parent Company's and the Group's presentation currency is Swedish kronor (SEK).

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash-flow hedging instruments related to hedged transactions that have not yet occurred.

Retained earnings including profit for the year

Retained earnings including profit for the year comprises the earned profits of the Parent Company and its subsidiaries and associated companies. Earlier allocations to legal reserve, excluding the 31 December 2005 transfer of share premium reserve, are also included.

Reserve for own shares

The reserve for own shares (treasury shares) comprises the cost of such shares held by the Parent Company. At 31 December 2005, the Parent Company held no such shares (16,522,000).

PARENT COMPANY

Share capital

According to the Articles of Association of Sandvik AB, the share capital shall amount to a minimum of SEK 1.2 billion and a maximum of SEK 4.8 billion. All issued shares are fully paid, have the same voting rights and are equally entitled to the Company's assets. The Company holds no treasury shares (16,522,000).

Share capital during the past two years has changed as follows:

	No. of shares	Quota value SEK/share	Share capital, SEK
Share capital at 31 December 2003	258 710 150	6.00	1 552 260 900
New share issue at 5 February 2004	1 370 234	6.00	8 221 404
New share issue at 24 May 2004	171 540	6.00	1 029 240
New share issue at 21 June 2004	3 314 872	6.00	19 889 232
Share capital 31 December 2004	263 566 796	6.00	1 581 400 776
Issue of C shares at 30 June 2005	26 309 361	6.00	157 856 166
Redemption of C shares at 4 July 2005	-26 309 361	6.00	-157 856 166
Redemption of shares at 4 July 2005	- 9 787 361	6.00	-58 724 166
Share capital reduction at 4 July 2005	-16 522 000	6.00	-99 132 000
Share capital at 31 December 2005	237 257 435	6.00	1 423 544 610

New shares were issued during 2004 in connection with conversion of loan and exercise of options.

The Board of Directors proposes dividends considering the provisions of the Companies Act. The proposed but not yet adopted dividend for 2005 is estimated to amount to SEK 3,203 M (SEK 13.50/share). The total amount of the dividend may change up to the record day as a result of further reacquisitions of own shares. The dividend amount is not reported as a liability.

No shares have been reserved for transfer under options or other agreements.

The Sandvik share is officially listed only on the Stockholm Stock Exchange. Shares can also be traded in the US in the form of ADRs (American Depositary Receipts).

Undistributable reserves

Undistributable reserves (share premium and legal reserves) may not be paid to shareholders in the form of dividends.

Retained earnings

Retained earnings comprise the prior year's distributable earnings less any transfer to the legal reserve and the payment of dividends. The total of retained earnings, net profit for the year and any fair value reserve make up the company's distributable equity, i.e. the maximum amount available for distribution to shareholders.

NOTE 21. PARENT COMPANY'S ACCELERATED DEPRECIATION

	Land and buildings	Plant and machinery	Equipment, tools and installations	Patents and similar rights	Total
Balance at 1 January 2004	11	1 730	205	-	1 946
Accelerated depreciation for the year	-7	190	-29	15	169
Balance at 31 December 2004	4	1 920	176	15	2 115
Balance at 1 January 2005	4	1 920	176	15	2 115
Accelerated depreciation for the year	-3	155	6	14	172
Balance at 31 December 2005	1	2 075	182	29	2 287

NOTE 22. PARENT COMPANY'S OTHER UNTAXED RESERVES

	2005	2004
Tax allocation reserves		
Appropriated at 2001 tax assessment	437	437
Appropriated at 2002 tax assessment	435	435
Appropriated at 2004 tax assessment	204	204
Balance at 31 December 2005	1 076	1 076
Other untaxed reserves	26	13
Total untaxed reserves	1 102	1 089

NOTE 23. PROVISION FOR PENSIONS AND OTHER LONG-TERM POST-EMPLOYMENT BENEFITS

Sandvik sponsors defined-benefit pension plans in several countries. In principle, the plans cover all employees and provide benefits based on the remunerations and length of service at or near retirement. In a number of countries, there are also post-retirement medical benefits.

The total pension cost for the most significant defined-benefit pension plans is presented below:

Pension cost	2005	2004
Current service cost	-357	-325
Interest cost	-597	-554
Expected return on plan assets	528	491
Amortization of unrecognized gains and losses	-7	0
Past service costs	12	12
Employee contributions	40	26
Losses (gains) on settlements	-2	30
Total pension cost	-383	-320

Actual return on plan assets during 2005 was SEK 1,049 M (620).

Total pension cost for defined-contribution plans and plans reported in accordance with local rules was SEK 801 M (572). This includes the cost for certain defined-benefit commitments insured with Alecta, which - as described under "Accounting policies"– are reported as if they were defined-contribution commitments.

Pension costs are included in the income statement lines Cost of sales, Selling expenses, Administrative expenses, Research and development costs and Financial expenses. Financial expenses include a portion, SEK 153 M, of the interest cost included in pension cost above that pertains to deficits in pension plans.

If the fair value of plan assets for a certain pension plan exceeds the present value of the obligations, an asset is recognized considering the restrictions described in the "Accounting policies" section. The amounts recognized in the balance sheet are distributed between non-current financial receivables and provisions as follows:

Provision for pensions	2005	2004
Funded plans reported as non-current receivables	792	465
Pension plans reported as provision for pensions	-3 538	-3 015
Provision for pensions, net	-2 746	-2 550

Actuarial gains and losses for a specific plan are recognized over the remaining working lives of the employees participating in the plan to the extent that the gains and losses exceed the greater of 10% of the present value of the obligation or 10% of the fair value of any plan assets.

A summary of the reported net obligation for the most significant plans for defined-benefit pension and medical benefits follows:

Net obligation	2005	2004
Wholly or partly funded plans		
Present value of defined-benefit obligations	-10 916	-8 780
Fair value of plan assets	9 848	8 058
Net liability, funded plans	-1 068	-722
Unfunded plans		
Present value of defined-benefit obligations	-2 310	-1 854
Unrecognized actuarial losses (+) and gains (-), net	778	195
Pension liability for plans reported in accordance with IAS 19	-2 600	-2 381
Pension liability for plans reported in accordance with local regulations	-146	-169
Provision for pension/medical benefits, net	-2 746	-2 550

The fair value of plan assets at 31 December 2005 (and 1 January 2005) include loans to Sandvik companies of SEK 129 M (200) and the value of properties leased to Sandvik of SEK 187 M (154).

Movements in net liability for pensions and medical benefits:

	2005	2004
Net liability at beginning of year	-2 550	-2 777
New plans, incl. those of newly acquired companies	-32	-57
Pension cost for the year for defined-benefit plans	-383	-320
Contributions from Group companies	485	523
Translation differences during the year	-289	85
Movement in net liability for defined-benefit plans reported in accordance with IAS 19	-219	231
Movement in pension plans reported in accordance with local regulations	23	-4
Provision for pensions, net at end of year	-2 746	-2 550

Key actuarial assumptions (weighted average, %):	2005	2004
Discount rate	4.6	5.2
Expected return on plan assets	5.8	6.1
Expected rate of salary increases	3.7	3.4
Expected inflation	2.2	2.2
Change in medical cost trend	8.0	8.0

Parent Company

The Parent Company's reported pension provision was SEK 103 M (97). The Parent Company's PRI pensions are secured through Sandvik's own pension foundation, the Sandvik Pension Foundation in Sweden. Sandvik AB and most of its Swedish subsidiaries are members of that foundation. The value of the assets held by the foundation at year-end was SEK 1,714 M (1,507), which exceeded the capital value of the pension obligations by SEK 299 M (171).

NOTE 24. OTHER PROVISIONS

Group	Provisions for warranties	Provisions for restructurings	Personnel related provisions	Other provisions	Total
Balance at 1 January 2005	252	108	109	298	767
Provisions made during the year	192	11	182	294	679
Provisions used during the year	-117	-22	-86	-265	-490
Provisions reversed during the year	-16	-2	0	-42	-60
Translation differences during the year	23	2	20	23	68
Balance at 31 December 2005	334	97	225	308	964
of which, current	174	6	106	150	436
of which, non-current	160	91	119	158	528
Parent Company					
Balance at 1 January 2005	20	0	38	16	74
Provisions made during the year	5	-	56	11	72
Provisions used during the year	-	-	-2	-1	-3
Balance at 31 December 2005	25	0	92	26	143

Provisions for warranties
A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Provisions for restructuring
A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Personnel related provisions
The provision includes, inter alia, provisons for social costs related to share-based payments and the payroll tax on unsecured pensions.

Other provisions
Other provisions include those provisions not classified into the above categories, e.g. provisions for onerous contracts including lease commitments for abandoned premises.

Provisions classified as current provisions are expected to result in an outflow of resources within twelve months from the balance sheet date.

NOTE 25. NON-CURRENT INTEREST-BEARING LIABILITIES

Parent Company
Non-current interest-bearing liabilities fall due as follows:

	2005				2004			
	1–2 years	2–5 years	More than five years	Total	1–2 years	2–5 years	More than five years	Total
Liabilities to financial institutions	-	431	463	894	-	378	-	378
Liabilities to Group companies	-	38	1	39	-	137	1	138
Other liabilities	1 418	1 193	464	3 075	-	3 490	318	3 808
Total	1 418	1 662	928	4 008	-	4 005	319	4 324

NOTE 26. OTHER INTEREST-BEARING LIABILITIES

Group	2005	2004
Non-current liabilities		
Bond issues	5 237	3 468
Other	530	703
	5 767	4 171
Current liabilities		
Bond issues	1 000	-
Other	164	175
	1 164	175

For information on contractual terms, scheduled repayments and the exposure to interest rate and foreign currency risk, see the Risk Management section.

NOTE 27. OTHER NONINTEREST-BEARING LIABILITIES

Group	2005	2004
Other non-current liabilities		
Derivatives not designated as hedging instrument	9	0
Derivatives designated as hedging instrument	54	0
Other	79	66
Total	142	66
Other current liabilities		
Derivatives not designated as hedging instrument	14	0
Derivatives designated as hedging instrument	437	0
Bills payable	162	60
Other	1 087	919
Total	1 700	979

NOTE 28. ACCRUED EXPENSES AND DEFERRED INCOME

Parent Company	2005	2004
Personnel related	1 003	905
Other	772	215
Total	1 775	1 120

NOTE 29. CONTINGENT LIABILITIES AND PLEDGED ASSETS

Sandvik is involved in a number of disputes and legal proceedings in the ordinary course of business. In the ordinary course of business, Sandvik is also party to legal and administrative proceedings related to its responsibility for products, environment, health and security. Management consults with legal experts on issues related to legal proceedings and with other experts internal as well as external to the Company on issues relating to the ordinary business. It is management's best estimate that neither the Parent Company, nor any individual subsidiary, is involved in any legal proceedings or arbitration that is expected to have any significant negative effect on the business, financial position or results of operations.

As with a large number of other companies that market and sell welding electrodes in the US, Sandvik's US subsidiary, Sandvik Inc., is the object of claims in which it is asserted that exposure to welding fumes caused neurological injury. All of these cases involve multiple defendants in addition to Sandvik Inc. To date, Sandvik Inc. has not lost or settled any such claims, and the only costs that it has incurred have been the costs of defending the lawsuits, which have been covered by insurance.

To obtain a favorable result against Sandvik Inc., a plaintiff would have to prove, among other things, that any illness that he or she has suffered was caused by welding electrodes sold by Sandvik Inc. The market share of Sandvik Inc. for welding electrodes in the US is less than 1%, and many of the cases to date against Sandvik Inc. have been dismissed because the plaintiffs could not show that they used Sandvik Inc.'s welding electrodes.In addition, Sandvik believes that there is no reliable scientific evidence to support the claims in these lawsuits. Notwithstanding its view that these claims are without merit, Sandvik anticipates that it will have to continue to defend itself against claims involving welding fumes.

Contingent liabilities

	Group		Parent Company	
	2005	2004	2005	2004
Bills discounted	45	49	-	-
Other surety undertakings and contingent liabilities	1 093	752	11 171	7 195
Total	1 138	801	11 171	7 195
of which for subsidiaries			11 004	7 042

The Parent Company's surety undertakings and contingent liabilites amounted to SEK 11,171 M, SEK 7,179 M of which related to the Parent Company's guarantees for Sandvik Treasury AB's financial borrowings. The remainder constituted mainly indemnity bonds for commitments of Group companies to their customers and vendors, and to financial institutes relating to local borrowings, guarantees on advances received and various types of performance bonds.

The Group's surety undertakings and contingent liabilities amounted to SEK 1,093 M mainly made up of guarantees issued by financial institutions for various types of performance bonds, chiefly relating to construction contracts entered into by Sandvik Mining and Construction.

Pledged assets

Pledged assets for own liabilities and provisions:

Group	2005	2004
Property mortgages	228	266
Chattel mortgages	41	44
Total	269	310

No assets of the Parent Company had been pledged at 2005 and 2004 year-ends.

NOTE 30. RELATED PARTIES

Related-party relationships

The Group's sales to associated companies amounted to SEK 1,406 M (902).The Group's purchases from associated companies amounted to SEK 589 M (688). Advances have been made to associated companies in the amount of SEK 19 M (11). Interest income on loans to associated companies amounted to SEK 1 M (0). Guarantees have been made for obligations of associated companies in the amount of SEK 36 M (0). All transactions are effected on an arm's length basis.

Sales to Group companies from the Parent Company amounted to SEK 11,500 M (8,840), or 75% (68) of total revenue. The share of exports was 86% (85). Parent Company's purchases from Group companies amounted to SEK 1,777 M (1,100), or 16% (13) of total purchases. Advances were made to associated companies in the amount of SEK 1 M (1). Interest income from associated companies was SEK 0 M (0). Guarantees have been made for obligations of associated companies in the amount of SEK 36 M (0). All transactions are effected on an arm's length basis.

Transactions with key management personnel

Except as indicated in note 3.5, *Remunerations to the board and senior executives*, and in the description of the Board of Directors on page 84, no transactions with related natural persons have taken place.

NOTE 31. SUPPLEMENTARY INFORMATION TO THE CASH-FLOW STATEMENTS

	2005	2004
Cash and cash equivalents – Group		
Cash and cash equivalents comprise:		
Cash and bank	1 471	1 543
Short-term investments	88	177
Total in balance sheet	1 559	1 720
Total in cash-flow statement	1 559	1 720
Cash and cash equivalents – Parent Company		
Cash and cash equivalents comprise:		
Cash and bank	10	-
Total in balance sheet	10	-
Total in cash-flow statement	10	-

A short-term investment is classified as cash equivalent if:

- the risk of changes in value is insignificant
- it is readily convertible to cash
- it has a maturity of no more than three months from the date of acquisition.

	Group		Parent Company	
	2005	2004	2005	2004
Interest and dividend paid				
Dividend received	1	3	3 863	6 357
Interest received	-	28	31	183
Interest paid	-837	-755	-273	-461
	-836	-724	3 621	6 079

	Group		Parent Company	
	2005	2004	2005	2004
Adjustments for items not requiring the use of cash:				
Amortization, depreciation and impairment losses	2 713	2 579	551	513
Changes in fair value of financial instruments	-95	-	86	-13
Unappropriated results of associated companies	-72	-112	-	-
Gains and losses on disposal of property, plant and equipment	-67	-198	19	-15
Provision for pensions	-68	-178	5	3
Other	151	-106	350	-27
	2 562	1 985	1 011	461

NOTE 31. SUPPLEMENTARY INFORMATION TO THE CASH-FLOW STATEMENTS (cont.)

	2005	2004
Acquisitions of subsidiaries and other business operations – Group		
Net assets acquired:		
Non-current assets	-	106
Inventories	-	35
Operating receivables	-	107
Cash and cash equivalents	-	65
Total assets	-	313
Provisions	-	7
Operating liabilities	-	63
Other liabilities	-	20
Total provisions and liabilities	-	90
Purchase consideration	-	-376
Less cash and cash equivalents acquired	-	65
Effect on cash and cash equivalents	-	-311
Acquisition of shares from minority interests		
Purchase consideration	-285	-

	2005	2004
Divestment of subsidiaries and other business operations – Group		
Assets and liabilities divested:		
Non-current assets	-	143
Inventories	-	239
Operating receivables	-	63
Cash and cash equivalents	115	106
Total assets	115	551
Provisions	48	17
Operating liabilities	-	101
Other liabilities	3	56
Total provisions and liabilities	51	174
Consideration received	144	488
Less cash and cash equivalents in divested operations	-115	-106
Effect on cash and cash equivalents	29	382

NOTE 32. PARENT COMPANY PARTICULARS

Sandvik Aktiebolag is a registered Swedish limited liability company domiciled in Sandviken. The head office address is SE-811 81 Sandviken, Sweden.

Sandvik's shares are quoted on the Stockholm Stock Exchange. Shares can also be traded in the US in the form of ADRs (American Depositary Receipts).

The 2005 consolidated financial statements comprise the Parent Company and all its subsidiaries, together the Group. The Group also includes the owned share of associated companies.

NOTE 33. EXPLANATION OF TRANSITION TO IFRSs

As set out in the Accounting policies, these consolidated financial statements are the first financial reports prepared fully in conformity with IFRSs.

The IFRS accounting policies have been applied consistently in the preparation of the Group's financial reports for fiscal year 2005, in the comparatives for 2004, and in preparing the opening balance at 1 January 2004, except that – as allowed under IFRS 1 – the standards IAS 32 and IAS 39 have been applied prospectively as from 1 January 2005.

In preparing the opening IFRS balance sheet, the Group has adjusted amounts reported previously under its old basis of accounting (previous GAAP). An explanation of how the transiton from previous GAAP to IFRSs has affected the Group's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

For a reconciliation of the effects of applying IAS 32 and IAS 39 as from 1 January 2005, see note 34.

Reconciliation of equity

Group

SEK M	Note	1 January 2004 Previous GAAP	1 January 2004 Effect of transition to IFRSs	1 January 2004 IFRSs	31 December 2004 Previous GAAP	31 December 2004 Effect of transition to IFRSs	31 December 2004 IFRSs
Assets							
Intangible assets	a	4 860	-	4 860	4 798	341	5 139
Property, plant and equipment	b	14 992	-20	14 972	15 089	-19	15 070
Investments in associated companies		342	-	342	413	-	413
Financial investments		28	-	28	13	-	13
Deferred tax assets	f	1 448	-176	1 272	1 361	-179	1 182
Non-current assets		682	-	682	846	-	846
Total non-current assets		22 352	-196	22 156	22 520	143	22 663
Inventories		12 147	-	12 147	13 459	-	13 459
Trade receivables		9 252	-	9 252	9 939	-	9 939
Income tax receivables		642	-	642	609	-	609
Other receivables		1 051	-	1 051	1 489	-	1 489
Prepaid expenses and accrued income		981	-	981	1 495	-	1 495
Cash and cash equivalents		1 972	-	1 972	1 720	-	1 720
Total current assets		26 045	-	26 045	28 711	-	28 711
Total assets		48 397	-196	48 201	51 231	143	51 374
Equity							
Share capital		1 552	-	1 552	1 581	-	1 581
Other paid-in capital		23	-	23	1 057	-	1 057
Reserves		-	-	-	-485	26	-459
Retained earnings incl. profit for the year	g	19 865	350	20 215	19 703	685	20 388
Total equity attributable to equity holders of the parent		21 440	350	21 790	21 856	711	22 567
Minority interest		846	13	859	959	25	984
Total equity		22 286	363	22 649	22 815	736	23 551
Liabilities							
Provisions for pensions	c	3 659	-528	3 131	3 554	-539	3 015
Non-current interest-bearing liabilities	d	7 304	-19	7 285	6 066	-55	6 011
Deferred tax liabilities	f	2 109	3	2 112	2 056	13	2 069
Other provisions	e	1 776	-34	1 742	1 413	-	1 413
Other non-current liabilities		86	-	86	66	-	66
Total non-current liabilities		14 934	-578	14 356	13 155	-581	12 574
Current interest-bearing liabilities	d	3 137	19	3 156	5 126	55	5 181
Accounts payable		3 002	-	3 002	3 731	-	3 731
Income tax liabilities		363	-	363	749	-	749
Other liabilities		1 337	-	1 337	1 619	-	1 619
Provisions	e	0	-	0	261	-67	194
Accrued expenses and deferred income		3 338	-	3 338	3 775	-	3 775
Total current liabilities		11 177	19	11 196	15 261	-12	15 249
Total liabilities		26 111	-559	25 552	28 416	-593	27 823
Total equity and liabilities		48 397	-196	48 201	51 231	143	51 374

Notes to the reconciliation of equity

a) The Group has applied IFRS 3, Business Combinations, to all business combinations that have occurred since 1 January 2004 (the date of transition to IFRSs). As from 1 January 2004, goodwill is no longer amortized under IFRSs but is tested annually for impairment, or when there is an indication that goodwill has been impaired.

As a result of the above adjustments, the carrying value of goodwill increased by SEK 341 M at 31 December 2004. The goodwill amortization charge for 2004 of SEK 354 M (reported with selling expenses) has been reversed.

b) As a consequence of the requirement in IAS 16, Property, Plant and Equipment, to apply so-called component depreciaton, accumulated depreciation was increased by SEK 20 M at 1 January 2004 and by SEK 19 M at 31 December 2004.

c) As of 2003, Sandvik already complies with the rules for pension accounting set out in IAS 19, Employee Benefits. Under the transition rules, however, this standard must be applied as if adopted at 1 January 2004. Accordingly, the unrecognized actuarial gains earlier reported by Sandvik at 31 December 2003, SEK 528 M, had to be recognized reducing the provisions for pension by that amount on transition. The provisions for pensions at 31 December 2004 have been reduced by SEK 539 M, the additional SEK 11 M explained by the reversal of earlier reported amortization of actuarial gains. The amortization is no longer required since all gains and losses were recognized at 1 January 2004.

d) The portion of non-current interest-bearing liabilities falling due within 12 months of the balance sheet date has been transferred to current interest-bearing liabilities in accordance with IAS 1, Presentation of Financial Statements.

e) Sandvik earlier reported costs for share-based employee benefits to the extent that the exercise price for an option was less than the current market price of the Sandvik share. Under IFRS 2, Share-based Payment, the expense shall be recognized based on the estimated fair value of the option at grant date. Reporting under IFRS 2 has resulted in a lower cost being recognized than under previous GAAP. Provisions in the balance sheet were, therefore, reduced by SEK 34 M at 1 January 2004 and by SEK 67 M at 31 December 2004. (The adjustment at 1 January 2004 is posted to provisions reported with non-current liabilities whereas the adjustment at 31 December 2004 is posted to provisions reported with current liabilities. Under previous GAAP, provisions were not reported separately in their current and non-current portions, and the provisions reported in the IFRS balance sheet shows the total amount of provisons at that date under non-current liabilities.)

f) The above adjustments reduce or increase deferred tax assets and liabilities as shown in the following table:

Group

SEK M	Note	1 January 2004	31 December 2004
Deferred tax assets			
Provision for pensions	c	-176	-179
Decrease in deferred tax assets	f	-176	-179
Deferred tax liabilities			
Property, plant and equipment	a, b	-6	-6
Provision for share-based payments	e	9	19
Increase in deferred tax liabilities	f	3	13

The effect on the consolidated income statement for 2004 is a reduction of the earlier reported income tax expense by SEK 7 M.

g) The effect of the above adjustments on retained earnings is as follows:

Group

SEK M	Note	1 January 2004	31 December 2004
Goodwill	a	-	341
Property, plant and equipment	b	-20	-19
Provisions for pensions and share-based payments	c, e	562	606
Deferred tax	f	-179	-192
Total adjustment to equity		363	736
Attributable to:			
Equity holders of the parent		350	711
Minority interest		13	25
		363	736

Reconciliation of results for 2004

Group

SEK M	Note	Previous GAAP	Effects of transition to IFRSs	IFRSs
Revenue		54 610	-	54 610
Cost of sales	b, h	-37 340	1 295	-36 045
Gross profit		17 270	1 295	18 565
Selling expenses	a	-8 307	354	-7 953
Administrative expenses	c, e	-2 148	23	-2 125
Research and development costs	h	-	-1 294	-1 294
Share of results of associated companies		122	-	122
Other operating income	i	262	34	296
Other operating expenses		-33	-	-33
Operating profit		7 166	412	7 578
Financial income		120	-	120
Financial expenses		-821	-	-821
Net financing cost		-701	-	-701
Profit after financial items		6 465	412	6 877
Income tax expenses	f	-1 759	-7	-1 766
Profit for the year		4 706	405	5 111
Attributable to:				
Equity holders of the parent		4 453	393	4 846
Minority interest		253	12	265
Basic earnings per share, SEK		17.70	1.55	19.25
Diluted earnings per share, SEK		17.60	1.25	18.85

h) Transfer of research and development costs to separate income statement line.

i) Reversal of translation difference in equity, which under previous GAAP was recognized in gain on divestment of subsidiaries.

NOTE 34. CHANGES IN ACCOUNTING POLICIES 1 JANUARY 2005

The Group as from 1 January 2005 applies the standards IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement. The effect of these standards was mainly that most financial instruments, including derivatives, are marked to market. The comparative information for 2004 has not been restated.

The measurement of financial instruments at fair value as at 1 January 2005 increased the carrying value of assets by SEK 394 M and liabilities by SEK 306 M, excluding the effects on deferred taxes. Taking the increase in deferred tax liabilities, SEK 26 M, into account, equity increased by SEK 62 M.

Reconciliation of equity

SEK M	Note	IFRSs 31 Dec. 2004	Effects of transition to IAS 39	IFRSs 1 Jan. 2005
Assets				
Intangible assets		5 139	-	5 139
Property, plant and equipment		15 070	-	15 070
Investments in associated companies		413	-	413
Financial investments		13	-	13
Deferred tax assets		1 182	-	1 182
Non-current receivables		846	-	846
Total non-current assets		22 663	-	22 663
Inventories		13 459	-	13 459
Trade receivables		9 939	-	9 939
Income tax receivables		609	-	609
Other receivables	*a*	1 489	394	1 883
Prepaid expenses and accrued income		1 495	-	1 495
Cash and cash equivalents		1 720	-	1 720
Total current assets		28 711	394	29 105
Total assets		51 374	394	51 768
Equity				
Share capital		1 581	-	1 581
Other paid-in capital		1 057	-	1 057
Reserves		-459	62	-397
Retained earnings including profit for the year		20 388	-	20 388
Equity attributable to equity holders of the parent		22 567	62	22 629
Minority interest		984	-	984
Total equity		23 551	62	23 613

SEK M	Note	IFRSs 31 Dec. 2004	Effects of transition to IAS 39	IFRSs 1 Jan. 2005
Liabilities				
Provisions for pensions		3 015	-	3 015
Non-current interest-bearing liabilities		6 011	-	6 011
Deferred tax liabilities	*b*	2 069	26	2 095
Other provisions		1 413	-	1 413
Other non-current liabilities		66	-	66
Total non-current liabilities		12 574	26	12 600
Current interest-bearing liabilities		5 181	-	5 181
Accounts payable		3 731	-	3 731
Income tax liabilities		749	-	749
Other liabilities	*c*	1 619	306	1 925
Provisions		194	-	194
Accrued expenses and deferred income		3 775	-	3 775
Total current liabilities		15 249	306	15 555
Total liabilities		27 823	332	28 155
Total equity and liabilities		51 374	394	51 768

Notes to the equity reconciliation

a) Unrealized gains on foreign exchange contracts.

b) Deferred tax related to IAS 39 effects.

c) Unrealized losses on foreign exchange contracts, interest rate swaps and energy derivatives.

The Board's statement on its dividend proposal

The nature and extent of the Company's operations appear from the Articles of Association and issued annual reports. Such nature and extent do not entail risks over and above those inherent in, or may reasonably be expected in the industry or are otherwise inherent in business operations. The Company's sensitivity to economic fluctuations is not different from that of other companies in our industry. For information on significant events we refer to the Report of the Directors.

The Company's financial position at 31 December 2005 appears from this annual report which shows a net debt/equity ratio of 0.7 (0.5). Such ratio is no different from what is frequently displayed in the industry. The proposed dividend does not infringe on investments deemed to be required. In addition, the Company's liquidity reserve at the end of the year in the form of unutilized credit facilities is about SEK 9 billion, which means that the Company should reasonably be able to meet unexpected events and temporary fluctuations in cash flows. The Company's financial position supports the assessment that the Company will be able to meet its obligations and continue its business for the foreseeable future.

In view of the above and based on what the Board is otherwise aware of, the proposed dividend in the Board's opinion is justified considering the requirements which the nature, extent and risks of the operations put on the size of the Company's and the Group's equity, and also taking into account the Company's and the Group's financing needs, liquidity and financial position.

Proposed appropriation of profits

The Board of Directors and the President propose that

the profits brought forward from the previous year	1 007 653 476
and the profit for the year	3 731 471 153
SEK	4 739 124 629
be appropriated as follows:	
a dividend of SEK 13.50 per share	3 202 975 373
profits carried forward	1 536 149 256
SEK	4 739 124 629

The Group's and the Parent Company's income statements and balance sheets are subject to the adoption by the annual meeting of shareholders on 2 May 2006.

We hereby certify, to the best of our knowledge, that the financial reporting is prepared in accordance with generally accepted accounting policies for a publicly listed company in Sweden. The information presented is consistent with the actual conditions and nothing of a significant nature has been omitted that would be required for a fair presentation of the Company in the financial reporting.

Sandviken, 7 February 2006

Clas Åke Hedström
Chairman

Bo Boström — Georg Ehrnrooth — Sigrun Hjelmquist

Göran Lindstedt — Egil Myklebust — Arne Mårtensson

Lars Nyberg — Anders Nyrén — Lars Pettersson, President

Audit Report

TO THE ANNUAL MEETING OF THE SHAREHOLDERS OF SANDVIK AKTIEBOLAG; (PUBL)
Corporate registration number 556000-3468

We have audited the annual accounts presented on pages 7 – 82, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Sandvik Aktiebolag; (publ) for the year 2005. The Board of Directors and the President are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain high but not absolute assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting policies used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting policies in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the group's financial position and results of operations. The Report of the Directors is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual Meeting of Shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the Report of the Directors and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Sandviken, 6 March 2006

KPMG Bohlins AB

Caj Nackstad
Authorized Public Accountant

Board of Directors and Auditors

MEMBERS OF THE BOARD

Clas Åke Hedström, b. 1939. Chairman since 2002, Director of Sandvik AB since 1994. Education and business experience: MSc. Eng. President and CEO of Sandvik AB 1994–2002. President of Sandvik Tooling business area 1980–1994 and various positions within Sandvik Coromant 1965 – 1980. Current Board assignments: Director of AB SKF. Shareholding in Sandvik (own and closely related persons): 45,000. Employee stock options: 0.

Lars Pettersson, b. 1954. Director of Sandvik AB since 2002. Education and business experience: MSc. Eng. physics, PhD. Honorary. President and Chief Executive Officer of Sandvik AB since 2002. Group Executive Vice President and President of Sandvik Specialty Steels business area 2000–2002. Various positions within production and management in Sandvik 1978–1999. Current Board assignments: Director of Teknikföretagen and the Royal Institute of Technology, KTH, in Stockholm. Shareholding in Sandvik (own and closely related persons): 7,398. Employee stock options: 41,000.

Georg Ehrnrooth, b. 1940. Director of Sandvik AB since 1997. Education and business experience: MSc. Eng., D.Tech. Honorary. President of Metra Oyj (currently Wärtsilä Oyj Abp) 1991–2000, President of Lohja Oyj Abp 1979–1991, various positions in production and management within Wärtsilä Oyj Abp 1965–1979. Current Board assignments: Chairman of the Board of Assa Abloy Ab (publ), Vice Chairman of Rautaruuki Oy. Director of Sampo Oyj, Oy Karl Fazer Ab and Nokia Oyj. Shareholding in Sandvik (own and closely related persons): 11,000.

Arne Mårtensson, b. 1951. Director of Sandvik AB since 1999. Education and business experience: MBA, D.Econ. Honorary. President of Handelsbanken 1991–2001. Current Board assignments: Chairman of the Board of Svenska Handelsbanken, Vice Chairman of Telefonaktiebolaget LM Ericsson, Director of Holmen AB, AB Industrivärden, Skanska AB, V&S Vin & Sprit AB, Swedish ICC, Stockholm School of Economics Advisory Board (Chairman) and International Business Council of World Economic Forum. Shareholding in Sandvik (own and closely related persons): 500.

Lars Nyberg, b. 1951. Director of Sandvik AB since 1999. Education and business experience: MBA. Chairman and CEO of NCR Corporation in the US 1995–2003 and solely Chairman 2003–2005, various executive positions in Philips Electronics 1974–1995. Current Board assignments: Chairman of the Board of IBS AB and Micronics Laser Systems AB. Director of Snap-On Tools, Autoliv Inc, and Datacard Inc. Shareholding in Sandvik (own and closely related persons): 11,000.

Anders Nyrén, b. 1954. Director of Sandvik AB since 2002. Education and business experience: MBA. President and Chief Executive Officer of AB Industrivärden since 2001, Executive Vice President and CFO of Skanska AB 1997–2001, various executive positions within AB Wilhelm Becker, STC Scandinavian Trading Co AB, STC Venture AB, OM International AB, Securum AB and Nordbanken 1979–1997. Current Board assignments: Chairman of Association of Exchange-listed Companies and the Association for Good Practices on the Securities Market, Vice Chairman of Svenska Handelsbanken, Director of SCA, Skanska, SSAB, SNS and Ernströmgruppen, Industry and Commerce Stock Exchange Committee and Indutrade. Shareholding in Sandvik (own and closely related persons): 500.

Egil Myklebust, b. 1942. Director of Sandvik AB since 2003. Education and business experience: LLB. Various executive positions within Norsk Hydro 1971–2004, Consultant, the National Insurance Administration 1968–1971. Current Board assignments: Chairman of the Board of SAS, Director of University Board (University of Oslo) and Vetco International Ltd. Shareholding in Sandvik (own and closely related persons): 1,000.

Sigrun Hjelmquist, b. 1956. Director of Sandvik AB since 2003. Education and business experience: MSc. Eng., Eng. Lic. Chairman and President & partner of Acconia Consulting Group since 2005, partner in BrainHeart Capital AB 2000–2005. President of Ericsson Components AB 1998–2000, various positions within the Ericsson Group 1979–1998. Current Board assignments: Director of Svenska Handelsbanken, IBS AB, E.ON Sverige AB and RAE Systems Inc. (USA). Shareholding in Sandvik (own and closely related persons): 1,000.

Bo Boström, b. 1949. Director of Sandvik AB since 1989 (Employee representative). Education and business experience: Chairman, AB Sandvik Materials Technology Union Committee, Metal Workers' Union, Sandviken. Various operator positions within Sandvik Materials Technology since 1968. Current Board assignments: - . Shareholding in Sandvik (own and closely related persons): 500.

Göran Lindstedt, b. 1942. Director of Sandvik AB since 1989 (Employee representative). Education and business experience: Chairman, Sandvik AB Union Committee, Industrial Salaried Employees' Association. Various positions within Sandvik since 1965. Current Board assignments: - . Shareholding in Sandvik (own and closely related persons): 1,892.

DEPUTY MEMBERS

Birgitta Karlsson, b. 1952. Director of Sandvik AB since 1998 (Employee representative). Education and business experience: MSc. Eng. Union Committee, Association of Graduate Engineers, Sandvik Västberga, Stockholm. Various positions within Sandvik since 1980. Current Board assignments: - . Shareholding in Sandvik (own and closely related persons): 884.

Bo Westin, b. 1950. Director of Sandvik AB since 1999 (Employee representative). Education and business experience: Chairman Union Committee, Metal Workers' Union, Sandvik Rotary Tools AB, Köping. Various operator positions within Sandvik Mining and Construction since 1973. Volvo Köpingverken 1971–1972, Köpings Mekaniska Verkstad 1968–1970. Current Board assignments: Director of Sandvik Rotary Tools. Shareholding in Sandvik (own and closely related persons): 74.

Percy Barnevik, Honorary Chairman, b. 1941. Chairman of the Board of Sandvik AB 1983–2002.

AUDITORS

Caj Nackstad, b. 1945. Auditor in charge, Authorized Public Accountant, KMPG.
Other auditing assignments: Bilia, Billerud, Castellum, Hagströmer&Qviberg, Nordea, Scania, Skanska and Öresund. Current Board assignments: - . Shareholding in Sandvik (own and closely related persons): 0.

SECRETARY OF THE BOARD

Bo Severin, b. 1955. Secretary of the Sandvik Board of Directors since 2000. Education and business experience: LLB. General Counsel of Sandvik AB. Current Board assignments: - . Shareholding in Sandvik (own and closely related persons): 754. Employee stock options: 12,300.

Information regarding Board assignments and holdings of shares and employee stock options is as of 1 January 2006.

Group Executive Management and Group Staffs

Lars Pettersson, b. 1954. President and CEO of Sandvik AB since 2002. Education and business experience: MSc. Eng. physics, PhD. Honorary. Group Executive Vice President and President of Sandvik Specialty Steels business area 2000–2002, various positions within production and management in Sandvik 1978–1999. Current Board assignments: Director of Teknikföretagen and the Royal Institute of Technology, KTH, in Stockholm. Shareholding in Sandvik (own and closely related persons): 7,398. Employee stock options: 41,000.

Peter Larson, b. 1949. Executive Vice President and CIO since 2004. Education and business experience: MBA. Executive Vice President and CFO of Sandvik AB 2000–2004, Executive Vice President of Kanthal 1992–2000, Administration Manager, Uddeholm Tooling 1989–1992, controller positions within Härnösands Grafit AB, Kanthal AB and Asea/ABB between 1974–1989. Current Board assignments: - . Shareholding in Sandvik (own and closely related persons): 3,265. Employee stock options: 20,500.

Per Nordberg, b. 1956. Executive Vice President and CFO of Sandvik AB since 2004. Education and business experience: MBA. CFO of OMX 2002–2004, Group Treasurer, AstraZeneca Plc 1999–2002, Group Treasurer, Astra 1995–1999, other senior finance positions within Atlas Copco 1981–1994. Current Board assignments: - . Shareholding in Sandvik (own and closely related persons): 0. Employee stock options: 0.

Carina Malmgren Heander, b. 1959. Senior Vice President Personnel, Sandvik AB since 2003. Education and business experience: MBA. Senior Vice President Personnel, ABB AB 1998–2003, Project Manager at Adtranz Signal (currently Bombardier) 1989–1998. Current Board assignments: Director of Seco Tools AB, Cardo AB, Lund Education AB and the Authority for School Development. Shareholding in Sandvik (own and closely related persons): 250. Employee stock options: 5,000.

Anders Thelin, b. 1950. President of Sandvik Tooling business area since 2000. Education and business experience: MSc. Eng., various positions within Sandvik Coromant 1976–2000. Current Board assignments: - . Shareholding in Sandvik (own and closely related persons): 2,071. Employee stock options: 32,500.

Lars Josefsson, b. 1953. President of Sandvik Mining and Construction business area since 2003. Education and business experience: MSc. Eng. physics, President, ABB STAL/ ALSTOM, Sweden 1998–2003. Current Board assignments: - . Shareholding in Sandvik (own and closely related persons): 1,100. Employee stock options: 5,000.

Peter Gossas, b. 1949. President of Sandvik Materials Technology business area since 2001. Education and business experience: MSc. Eng. Avesta Polarit 1986–2001, SSAB 1974 –1986. Current Board assignments: - . Shareholding in Sandvik (own and closely related persons): 0. Employee stock options: 20,500.

GROUP STAFFS

Business Development and IT	Peter Larson
Communications	Anders Wallin
Finance	Anders Edwardsson
Group Assurance	Heléne Gunnarson
Intellectual Property	Lennart Tåquist
Investor Relations	Jan Lissåker
Legal Affairs	Bo Severin
Personnel	Carina Malmgren Heander
Personnel, Sweden	Olle Bengtsson
Taxes and Financial Projects	Thomas B. Hjelm
Treasury	Gunnar Båtelsson

Information regarding Board assignments and holdings of shares and employee stock options is as of 1 January 2006.

Annual Meeting of Shareholders and payment of dividend

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held at Jernvallen in Sandviken, Sweden on Tuesday, 2 May 2006, at 5:00 p.m.

Shareholders wishing to attend the meeting must notify the Board either by letter addressed to Sandvik AB, Legal Affairs, SE-811 81 Sandviken, or by telefax +46(0)26-26 10 86, or by telephone +46(0)26-26 09 40 between 9:00 a.m. – 12:00 noon and 1:00 p.m. – 4:00 p.m. or via Internet on the Group's website (www.sandvik.com). Notification must reach Sandvik AB not later than 3:00 p.m. on 25 April 2006. In order to qualify for attendance, shareholders must also have been entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 25 April 2006. Shareholders whose shares are registered as held in trust must have them temporarily re-registered with the VPC in their own names not later than 25 April 2006 to establish their right to attend the meeting. Note that this procedure also applies to shareholders who utilize a bank shareholder deposit account and/or trade via the Internet.

In notification of intent to attend the meeting, please state your name, personal or registration number, address and telephone number. Also state names of any assistants. If you plan to be represented at the meeting by proxy, such notice must be made known to Sandvik AB prior to the meeting.

PAYMENT OF DIVIDEND

The Board and the President recommend that the meeting declare a dividend of SEK 13.50 per share for 2005.

The proposed record date is 5 May 2006. If this proposal is adopted by the meeting, it is expected that dividends will be paid on 10 May 2006. Dividends will be sent to those who, on the record date, are entered in the share register or on the separate list of assignees, etc. To facilitate the distribution, shareholders who have moved should report their change of address to their bank in good time before the record date.

SANDVIK'S ANNUAL REPORT

Sandvik's Annual Report 2005 comprises the formal financial reporting, including the Report of the Board of Directors, income statements and balance sheets, with accompanying notes, etc. and is printed separately in a small number of copies for the shareholders who have ordered the printed report. The general information that was previously included in the annual report is now printed separately. Entitled *The Sandvik World*, it is distributed to all shareholders.

The formal Annual Report 2005 is available at www.sandvik.com and can be ordered in printed form.

FINANCIAL INFORMATION 2006/2007

Annual Report 2005	April 2006
The Sandvik World 2005/2006	April 2006
First Quarter Report	2 May 2006
Annual Meeting of Shareholders	2 May 2006
Semi-Annual Report	20 July 2006
Third Quarter Report	27 October 2006
Report on Fourth Quarter and Full Year 2006	1 February 2007
Annual Report for 2006	April 2007
The Sandvik World 2006/2007	April 2007
First Quarter Report	26 April 2007
Annual Meeting of Shareholders	26 April 2007

Financial information can be ordered from
Sandvik AB
Group Communications
SE-811 81 Sandviken, Sweden
Tel. +46 (0)26-26 10 47
www.sandvik.com

Key figures

(IFRS based 2005 and 2004, earlier years in accordance with previous GAAP)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Invoiced sales, SEK M	63 370	54 610	48 810	48 700	48 900	43 750	39 300	42 400	34 119	28 265
Change, %	+16	+12	0	0	+12	+11	-7	+24	+21	-5
of which organic, %	+14	+15	+5	-7	+3	+12	-8	+1	+4	0
of which structural, %	-1	-1	+2	+10	+1	-4	-1	+22	+10	+2
of which currency, %	+3	-2	-7	-3	+8	+3	+2	+1	+6	-7
Operating profit, SEK M	9 532	7 578	4 967	5 771	6 103	6 327	4 425	4 595	4 370	4 106
% of invoiced sales	15	14	10	12	12	14	11	11	13	15
Profit after financial items, SEK M	8 819	6 877	4 187	5 063	5 606	5 804	5 465	3 935	4 205	4 453
% of invoiced sales	14	13	9	10	11	13	14	9	12	16
Net profit for the year, SEK M	6 392	5 111	2 788	3 436	3 688	3 712	3 620	2 095	2 725	3 114
Equity, SEK M	24 507 [1]	23 551 [1]	21 440	23 205	23 972	23 019	20 109	18 621	17 414	20 035
Equity ratio, %	41	46	46	48	50	55	52	47	47	64
Net debt/equity ratio, times	0.7	0.5	0.5	0.5	0.4	0.3	0.3	0.4	0.4	-0.1
Rate of capital turnover, %	112	108	98	97	102	104	95	104	96	86
Cash and cash equivalents, SEK M	1 559	1 720	1 972	2 175	2 258	2 097	2 369	1 800	2 494	5 557
Return on equity, %	27.4	21.7	12.8	14.9	15.5	17.3	12.4 [2]	11.9	14.3	16.2
Return on capital employed, %	23.7	20.5	13.4	15.4	17.4	20.3	15.1 [2]	16.3	17.7	20.2
Capital expenditure, SEK M	3 665	2 967	3 153	2 357	2 627	2 087	1 875	2 811	2 353	2 486
Total investments, SEK M	3 950	3 278	3 260	5 066	4 083	2 670	2 233	3 202	6 644	4 414
Cash-flow from operating activities, SEK M	7 266	5 322	6 421	7 190	5 093	4 476	3 394	3 919	4 984 [3]	3 866 [3]
Cash-flow, SEK M	-380	-207	-104	48	73	-334	577	-791	-2 035 [3]	-1 682 [3]
Number of employees, 31 December	39 613	38 421	36 930	37 388	34 848	34 742	33 870	37 520	38 406	30 362

1) Total equity including minority interests. 2) Excluding items affecting comparability. 3) In accordance with earlier definition.

PER-SHARE DATA, SEK		2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Basic earnings[1]		24.70	19.25	11.20	13.70	14.40	14.30	14.00	8.10	10.15	11.20
Diluted earnings[2]		24.55	18.85	11.00	13.50	14.30	14.10	13.90	8.10		
Equity		99.00	91.40	85.80	92.80	95.50	89.00	77.70	72.00	67.30	72.00
Dividend (2005 as proposed)		13.50	11.00	10.50	10.00	9.50	9.00	8.00	7.00	7.00	6.50
Direct return[3], %		3.6	4.1	4.2	5.2	4.2	4.0	3.0	5.0	3.1	3.5
Payout percentage[4], %		55	57	94	73	66	63	57	86	69	58
Quoted prices Sandvik share,	highest	397	280	248	262	244	309	282	252	272	186
	lowest	268	230	174	188	176	180	137	134	182	111
	year-end	370	268	248	195	225	227	268	141	226	184
No. of shares at year-end, million		237.3	247.0	250.0	250.0	251.0	258.7	258.7	258.7	258.7	278.5
Average no. of shares, million		243.4	251.3	250.0	250.5	255.5	258.7	258.7	258.7	268.6	278.5
P/E ratio[5]		15.0	13.9	22.1	14.2	15.6	15.9	19.1	17.4	22.3	16.4
Quoted price, % of equity[6]		374	293	288	209	235	255	344	196	336	262

Notes:
1) Profit for the year per share.
2) Profit for the year per share after dilution.
3) Dividend divided by the quoted price at year-end.
4) Dividend divided by basic earnings per share.
5) Market price of share at year-end in relation to basic earnings per share.
6) Market price of share at year-end as a percentage of equity per share.

Additional definitions, see page 56.

DEVELOPMENT BY BUSINESS AREA

	INVOICED SALES			OPERATING PROFIT					
	2005	2004	2003	2005		2004		2003	
	SEK M	SEK M	SEK M	SEK M	%	SEK M	%	SEK M	%
Sandvik Tooling	20 847	19 227	18 090	4 420	21	3 864	20	2 286	13
Sandvik Mining and Construction	20 560	16 617	14 299	2 654	13	1 829	11	1 444	10
Sandvik Materials Technology	17 003	14 423	12 467	1 729	10	1 354	9	750	6
Seco Tools	4 919	4 312	3 902	1 100	22	840	19	677	17

PRODUCTION: SANDVIK AB / EHRENSTRÅHLE BBDO PREPRESS: C2 PRINT: EDITA, VÄSTERÅS



SANDVIK AB SE-811 81 SANDVIKEN SWEDEN TEL +46 26 26 00 00 www.sandvik.com